                              THE GNI GROUP, INC.
                             2525 BATTLEGROUND ROAD
                             DEER PARK, TEXAS 77536

                                MERGER PROPOSED

     The Board of Directors of The GNI Group, Inc. has approved a merger in which GNI and Green I Acquisition Corp., a Delaware corporation, will merge, with GNI being the surviving corporation (the "Merger"). The Merger provides stockholders of GNI liquidity for their shares at a premium of approximately 55% over the average closing price for the four-week period immediately preceding the date that GNI first made any announcement about the Merger. The Board of Directors of GNI has determined that the right to receive $7.00 in cash for each share of GNI Common Stock is fair to GNI stockholders and is in the best interests of GNI stockholders. Accordingly, the Board of Directors recommends that stockholders vote in favor of the Merger.

     The Board of Directors has called a Special Meeting of stockholders to vote whether to approve and adopt a plan of merger in accordance with the Agreement and Plan of Merger dated February 12, 1998, as amended by the First Amendment to the Agreement and Plan of Merger dated June 17, 1998, between GNI and Green I Acquisition Corp.

YOUR VOTE IS VERY IMPORTANT.

     Whether or not you plan to attend the GNI Special Meeting, please take the time to vote on the proposal submitted by completing and mailing the enclosed proxy card to us. Please sign, date and mail your proxy card indicating how you wish to vote. If you fail to return your proxy card, the effect will be a vote against the Merger.

     The date, time and place for the Special Meeting is:

     - July 23, 1998, at 9:00 a.m., local time

     - at the Four Seasons Hotel, 1300 Lamar Street, Houston, Texas

     This document provides you with detailed information about the Merger. In addition, you may obtain information about GNI from documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

                                            Very truly yours,

                                            /s/ TITUS H. HARRIS, JR.
                                            Titus H. Harris, Jr.
                                            Chairman of the Board of Directors
                                            The GNI Group, Inc.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THE PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     THIS PROXY STATEMENT IS DATED JUNE 23, 1998, AND FIRST MAILED TO STOCKHOLDERS ON JUNE 24, 1998.

                              THE GNI GROUP, INC.
                             2525 BATTLEGROUND ROAD
                             DEER PARK, TEXAS 77536

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JULY 23, 1998

To the Stockholders of
The GNI Group, Inc.

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of The GNI Group, Inc., a Delaware corporation ("GNI" or the "Company"), will be held at the Four Seasons Hotel, located at 1300 Lamar Street, Houston, Texas, at 9:00 a.m., local time, on July 23, 1998, to consider and act upon the following matters which are described in more detail in the accompanying Proxy Statement:

          1. To consider and vote upon a proposal recommended by the Board of Directors of GNI to approve and adopt a plan of merger in accordance with the Agreement and Plan of Merger dated February 12, 1998, as amended by the First Amendment to the Agreement and Plan of Merger dated June 17, 1998, between GNI and Green I Acquisition Corp., a Delaware corporation ("Green I") pursuant to which (i) Green I shall be merged with and into GNI with GNI being the surviving corporation (the "Merger") and (ii) each stockholder of GNI will become entitled to receive $7.00 in cash for each outstanding share of GNI Common Stock owned immediately prior to the effective date of the Merger (other than certain management stockholders who will continue to hold 75,509 shares of GNI Common Stock in the aggregate, and other than stockholders who are entitled to, and have perfected, their appraisal rights). A copy of the Agreement and Plan of Merger and the First Amendment to the Agreement and Plan of Merger are attached as Annex B to, and are described in, the accompanying Proxy Statement.

          2. To transact any and all other business that may properly come before the Special Meeting or any adjournment(s) thereof.

     GNI has fixed the close of business on June 11, 1998, as the record date for determining stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournment thereof. A complete list of the stockholders entitled to vote at the Special Meeting or any adjournment thereof will be maintained at GNI's principal executive offices, will be open to examination by any stockholder for any purpose germane to the Special Meeting during ordinary business hours for a period of ten days prior to the Special Meeting, and will be available at and during the Special Meeting.

     Any stockholder of GNI giving a proxy has the unconditional right to revoke his proxy at any time prior to its use at the Special Meeting (i) by attending the Special Meeting and voting in person, (ii) by delivering to GNI prior to the day of the Special Meeting a duly executed proxy bearing a later date, or (iii) by giving written notice of revocation to GNI addressed to Mr. Titus H. Harris, III, Secretary, The GNI Group, Inc., P.O. Box 220, 2525 Battleground Road, Deer Park, Texas 77536; prior to the day of the Special Meeting. If a stockholder returns a proxy but does not specify a choice on his proxy, the proxy will be voted in favor of the Merger. Further information regarding the Special Meeting is set forth in the attached Proxy Statement.

     You are cordially invited to attend the Special Meeting. However, whether or not you expect to attend the Special Meeting in person, please complete, sign, vote and return the accompanying proxy without delay in the enclosed postage prepaid envelope. The proxy is revocable and will not be used if you are present and prefer to vote in person. If you receive more than one proxy card because you own shares registered in different names, or at different addresses, sign and return each proxy card.

                                            By Order of the Board of Directors

                                            /s/ Titus H. Harris, III
                                            Titus H. Harris, III
                                            Secretary
Deer Park, Texas: June 23, 1998

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................     1
SUMMARY.....................................................     4
SUMMARY OF SELECTED HISTORICAL AND PRO FORMA FINANCIAL
  INFORMATION...............................................     9
MARKET PRICE AND DIVIDEND INFORMATION.......................    10
INFORMATION CONCERNING THE GNI SPECIAL MEETING..............    11
  Record Date; Voting Rights................................    11
  Proxies...................................................    12
SPECIAL FACTORS.............................................    13
  Background of the Merger Transaction......................    13
  Recommendation of the GNI Board; Effects and Reasons for
     the Merger.............................................    20
  The Board's Recommendation................................    21
  Positions of Holders of Rollover Shares...................    22
  Purposes and Reasons of 399 Partners and Green I for the
     Merger.................................................    22
  Positions of 399 Partners and Green I as to Fairness of
     the Merger.............................................    22
  Fairness Opinion..........................................    23
  Estimates of Future Operations............................    25
  Interests of Directors and Executive Officers.............    27
THE MERGER..................................................    28
  Ownership of Capital Stock................................    28
  Litigation................................................    30
  Certain Effects of The Merger.............................    30
  Conduct of GNI's Business After the Merger................    31
  Selected Pro Forma Financial Information..................    32
  Effective Date............................................    32
  Certain Federal Income Tax Consequences of the Merger.....    32
  Accounting Treatment......................................    34
  Appraisal Rights..........................................    34
  Debt Financing............................................    36
  Expenses of the Transaction...............................    37
THE MERGER AGREEMENT........................................    38
  The Merger................................................    38
  Consideration to be Received in the Merger................    38
  Surrender and Payment for Shares..........................    39
  The Surviving Corporation.................................    40
  Representations and Warranties............................    40
  Certain Pre-Closing Covenants.............................    41
  No Solicitation of Transactions...........................    41
  Board of Directors of the Company Following the Merger....    42
  Indemnification...........................................    42
  Financing.................................................    43
  Cooperation and Reasonable Best Efforts...................    43
  Conditions to the Consummation of the Merger..............    43
  Termination...............................................    45
  Amendment and Waiver......................................    46
  Expenses..................................................    46
STOCKHOLDER PROPOSALS.......................................    46
EXPERTS.....................................................    47
WHERE YOU CAN FIND MORE INFORMATION.........................    47
INCORPORATION BY REFERENCE..................................    47
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS....................    48
OTHER MATTERS...............................................    49
SELECTED PRO FORMA FINANCIAL INFORMATION....................   P-1
Annex A -- Fairness Opinion.................................   A-1
Annex B -- Merger Agreement and First Amendment to the
  Merger Agreement..........................................   B-1
Annex C -- Section 262 of the Delaware General Corporation
  Law.......................................................   C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

WHY SHOULD GNI MERGE WITH GREEN I?

     For GNI stockholders, the Merger provides stockholders liquidity for their shares at a premium of approximately 55% over the average closing price for the four-week period immediately preceding the date that GNI first made any announcement regarding the Merger. The Board of Directors has determined that the sale is in the best interest of the stockholders. See page 20.

WHO IS GREEN I?

     Green I Acquisition Corp. is a Delaware corporation formed by 399 Venture Partners, Inc. for the purpose of merging into GNI.

WHO IS 399 VENTURE PARTNERS, INC.?

     399 Venture Partners, Inc., a Delaware corporation ("399 Partners"), is a venture capital firm that makes long-term investments in companies such as GNI.

WHAT WILL BE RECEIVED IN EXCHANGE FOR GNI COMMON STOCK?

     Other than 36,416 shares owned by each of Messrs. Carl V Rush, Jr. and Mr. Titus H. Harris, III and 2,677 shares owned by Ms. Donna L. Ratliff (collectively, the "Rollover Shares") and shares owned by stockholders who have demanded appraisal rights and satisfied the procedures relating to appraisal rights, each share of GNI Common Stock will be converted automatically into the right to receive $7.00 per share, without interest. See page 11.

WHERE AND WHEN IS THE SPECIAL MEETING?

     The Special Meeting (and any adjournments of the Special Meeting) of GNI Stockholders will be held at 9:00 a.m., local time, on July 23, 1998, at the Four Seasons Hotel located at 1300 Lamar Street, Houston, Texas.

HOW WILL I BE TAXED ON THE MERGER?

     For U.S. Federal income tax purposes, the receipt of cash by holders of GNI Common Stock will be a taxable transaction. All stockholders are urged to consult their tax advisors to determine the effect of the Merger under federal tax law (or foreign tax law where applicable), and under their own state and local tax laws. See page 32.

WHAT WILL HAPPEN TO GNI AFTER THE MERGER?

     After the Merger, the public will no longer own GNI and, therefore, will no longer participate in its future earnings and growth. GNI will be privately owned by a group of investors, including certain members of management who will continue with GNI after the Merger. After the Merger, shares of GNI Common Stock will no longer be publicly traded and no longer listed on The Nasdaq Stock Market. See page 31.

ARE THERE RISKS TO BE CONSIDERED?

     The cash consideration of $7.00 for each share of GNI Common Stock will not change even if the market price of GNI Common Stock changes before the Merger is completed. For other factors to be considered, see page 13.

ARE GNI STOCKHOLDERS ENTITLED TO APPRAISAL RIGHTS?

     Yes. Under Delaware law, GNI stockholders are entitled to appraisal rights. For a description of these rights and how to satisfy the requirements of Delaware law, see page 34.

WHEN WILL THE MERGER BE COMPLETED?

     If the stockholders of GNI approve the Merger at the Special Meeting, then the Merger will be completed as soon thereafter as possible. However, if certain closing conditions are not satisfied, the Merger could be postponed or canceled. These closing conditions include, among others:

          - All necessary financing for the transaction will be obtained

          - Holders of no more than 10% of the outstanding shares of GNI Common Stock qualify for appraisal rights in accordance with Delaware law

          - Green I will be reasonably satisfied that the Merger will be recorded as a recapitalization for financial reporting purposes

     See page 43 for a complete description of conditions to the Merger.

WHO CAN VOTE AT THE SPECIAL MEETING?

     Holders of GNI Common Stock at the close of business on June 11, 1998 (which is the Record Date) may vote at the Special Meeting. Each share of GNI Common Stock is entitled to one vote.

WHAT VOTE IS REQUIRED?

     The holders of a majority of the shares of GNI Common Stock outstanding on the Record Date, whether held by affiliated or unaffiliated stockholders, must approve the Merger. On the Record Date, there were 6,634,525 shares of GNI Common Stock outstanding, and officers and directors of GNI had the right to vote 694,784 shares, or approximately 10%, of the shares of GNI Common Stock entitled to vote at the Special Meeting. In connection with the Merger Agreement, Green I entered into a Management Voting Agreement with certain members of management and Voting Agreements with two stockholders of the Company. Both of these Voting Agreements provide that shares of GNI Common Stock subject to these agreements will be voted in favor of the Merger and the Merger Agreement. The number of shares of GNI Common Stock that will vote for the Merger pursuant to all of these Voting Agreements is 1,705,425, which represents approximately 26% of the shares of GNI Common Stock that are entitled to vote at the Special Meeting.

WHAT WILL HAPPEN TO OPTIONS TO PURCHASE GNI COMMON STOCK AND WARRANTS TO PURCHASE GNI COMMON STOCK?

     An option holder has the right prior to the date the Merger is completed to exercise vested options to purchase shares of GNI Common Stock in accordance with the terms of his option agreement(s). In addition, the Board of Directors has elected (pursuant to the terms of each of the Company's option plans), as of the date the Merger is completed, to allow each option holder to receive the cash difference between (i) the $7.00 consideration to be paid for one share of GNI Common Stock and (ii) the exercise price of the option, for all of his options, including those not vested. Upon payment of such cash difference to the holder, the option will be canceled. For example, if the option has an exercise price of $4.00, the Company will pay the option holder $3.00 and cancel the option.

     Under the Company's Warrant Agreement, holders of warrants to purchase GNI Common Stock have the right to elect to receive the cash difference between the $7.00 consideration to be paid for one share of GNI Common Stock and the exercise price per share of the warrants.

WHO WILL OWN GNI AFTER THE MERGER?

     Immediately following the Merger, GNI, as the surviving corporation, will be owned by Messrs. Rush and Harris, III, Ms. Ratliff and 399 Partners. See page 28.

IF MY SHARES OF GNI COMMON STOCK ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

     No. The law does not allow your broker to vote your shares of GNI Common Stock on the Merger at the Special Meeting without your direction. You should have received instructions from your broker regarding how to vote your shares. Please follow the directions your broker provides to you. Shares that are not voted because you do not instruct your broker are called "broker non-votes," and will have the effect of a vote "AGAINST" the Merger.

IF I SEND IN MY PROXY CARD BUT FORGET TO INDICATE MY VOTE, HOW WILL MY SHARES BE VOTED?

     If you sign and return your proxy card but do not indicate how your shares are to be voted at the Special Meeting, the shares represented by your proxy will be voted "FOR" the Merger.

WHAT SHOULD I DO NOW TO VOTE AT THE SPECIAL MEETING?

     Sign, mark and mail your proxy card indicating your vote on the Merger in the enclosed return envelope as soon as possible, so that your shares of GNI Common Stock can be voted at the Special Meeting.

MAY I CHANGE MY VOTE AFTER I MAIL MY PROXY CARD?

     Yes. You may change your vote at any time before your proxy is voted at the GNI Special Meeting. You can do this in three ways: First, you can send GNI a written statement that you would like to revoke your proxy (which to be effective must be received by GNI at its executive offices prior to the day of the Special Meeting). Second, you can send GNI a new proxy card prior to the Special Meeting, which to be effective must be received by GNI prior to the time of the Special Meeting. You should send your revocation or new proxy card to the Secretary of the Company at the address on the cover of this Proxy Statement. Third, you can attend the GNI Special Meeting and vote in person. However, your attendance alone will not revoke your proxy, you must attend and cast your vote at the Special Meeting. If you instructed a broker to vote your shares, you must follow the directions provided by your broker for changing those instructions.

DO I SEND IN MY STOCK CERTIFICATES NOW?

     No. After the Merger is completed, you will receive written instructions for delivering your certificates representing GNI Common Stock in order to receive the $7.00 cash consideration in the Merger from American Stock Transfer & Trust Company, who has been appointed as Paying Agent in connection with the Merger. DO NOT SEND YOUR CERTIFICATES NOW.

                                    SUMMARY

     Throughout this document the term "Merger" refers to the merger between Green I Acquisition Corp., a Delaware corporation ("Green I"), and The GNI Group, Inc., a Delaware corporation ("GNI" or the "Company"), with GNI being the surviving corporation. The term "Merger Agreement" refers to the Agreement and Plan of Merger dated as of February 12, 1998, as amended by Amendment No. 1 to the Merger Agreement dated June 17, 1998, between GNI and Green I, copies of which are included as Annex B to this Proxy Statement.

     This summary may not contain all of the information that is important to you. For a more complete understanding of the Merger and the other information contained in this document, you should read this entire document carefully, as well as the additional documents to which it refers. For instructions on obtaining more information, see page 46.

GNI...........................   GNI and its subsidiaries provide comprehensive
                                 waste management services that include the treatment, storage, transportation and disposal of hazardous and non-hazardous liquid and solid industrial waste and by-product streams, together with specialized chemical manufacturing, recovery and processing services, to over 300 companies through four subsidiaries.

GREEN I.......................   Green I is a Delaware corporation which was
                                 formed by 399 Venture Partners, Inc. solely for the purpose of merging into GNI. Green I has no previous operations and no previous dealings with GNI.

399 VENTURE PARTNERS, INC.....   399 Venture Partners, Inc., a Delaware
                                 corporation ("399 Partners"), is a venture capital firm that makes long-term investments in companies such as GNI.

REASONS FOR THE MERGER........   Over the past five years, the Company has grown
                                 its revenues and cash flow on an inconsistent basis. The Board of Directors, based upon the advice of its financial advisors, believes that this inconsistent performance, together with the Company's high capital requirements and the Company's unsuccessful efforts to diversify operations, make it improbable that the public markets will value the GNI Common Stock consistently with the Company's prospects.
                                 Accordingly, the Board of Directors believes that it is in the best interests of GNI stockholders to accept $7.00 in cash for their shares, a price determined by the GNI Board of Directors' financial advisor to be fair and a 55% premium over the average closing price of GNI Common Stock for the four-week period immediately preceding the date on which the Company first announced the Merger. See page
                                 20.

RECOMMENDATION TO
STOCKHOLDERS..................   GNI's Board of Directors has approved the
                                 Merger and recommends that GNI stockholders vote "FOR" the proposal to approve the Merger.
                                 See page 21.

DATE, TIME AND PLACE OF THE
SPECIAL MEETING...............   This Proxy Statement is being furnished to
                                 holders of shares of GNI Common Stock in connection with the solicitation of proxies by the GNI Board of Directors for use at the Special Meeting. The Special Meeting will be held at the Four Seasons Hotel, located at 1300
                                 Lamar Street, Houston, Texas, at 9:00 a.m., local time, on July 23, 1998, and at any adjournments thereof.

RECORD DATE...................   The Company has set a record date for
                                 determining those stockholders who are entitled to notice of and to vote at the Special
                                 Meeting. The Record Date is June 11, 1998.

TOTAL VALUE OF THE MERGER.....   The total transaction value of the Merger is
                                 expected to be approximately $86,441,825, which includes (i) approximately $46,112,388 in cash to be paid for shares of GNI Common Stock, other than the Rollover Shares, based on the number of shares of GNI Common Stock outstanding on June 11, 1998; (ii) $4,729,437 in cash to be paid to holders of warrants and options to purchase shares of GNI Common Stock
                                 (net of option and warrant exercise prices) when the Merger is completed; and (iii) indebtedness of approximately $35,600,000.

INTERESTS OF GNI OFFICERS AND
  DIRECTORS IN THE MERGER AND
  OTHER SPECIAL FACTORS.......   Messrs. Rush and Harris, III will each retain
                                 36,416 shares and Ms. Ratliff will retain 2,677 shares of GNI Common Stock after the Merger.
                                 Neither Green I nor GNI has any present
                                 intention to change members of management of GNI. In addition, existing indemnification arrangements for GNI directors and officers will be continued after the Merger. With the approval of Green I, the GNI Board of Directors has agreed to forgive certain promissory notes made by Mr. Rush and Mr. Harris, III, together with all accrued interest thereon, and reimburse Mr. Rush and Mr. Harris, III for federal income taxes owing in respect of such promissory notes.

                                 Green I has proposed certain general terms of an employment arrangement with Messrs. Rush and Harris, III, though no formal employment agreements have been reached. In addition, following the consummation of the Merger, Messrs. Rush and Harris, III may receive bonuses of up to $336,500 and $297,000, respectively. See page 29.

OWNERSHIP OF GNI AFTER
  THE MERGER..................   Immediately following the Merger, Messrs. Rush
                                 and Harris, III and Ms. Ratliff will own approximately 13.2% of the common stock of GNI as the surviving corporation and approximately
                                 2% of the preferred stock of GNI as the
                                 surviving corporation. The balance of the common stock and preferred stock will be owned by 399 Partners.

APPRAISAL RIGHTS..............   Under Delaware law, GNI's stockholders are
                                 entitled to appraisal rights. The obligation of Green I to merge into GNI is subject to the condition, which may be waived by Green I, that holders of no more than 10% of the outstanding shares of GNI Common Stock qualify for appraisal rights in accordance with Delaware law. See "Appraisal Rights" on page 34.

CONDITIONS TO THE MERGER......   The Merger will be completed only if a number
                                 of conditions are met or waived by GNI and Green I, as appropriate. These conditions include:

                                      - The stockholders of GNI approve the
                                        Merger

                                      - Green I shall have received all
                                        necessary financing for the Merger

                                      - Holders of not more than 10% of the
                                        outstanding shares of GNI Common Stock
                                        qualify for appraisal rights in
                                        accordance with Delaware law

                                      - Green I shall be reasonably satisfied
                                        that the Merger will be recorded as a
                                        recapitalization for financial reporting purposes

                                      - The holders of Rollover Shares enter
                                        into a Stockholders Agreement with 399
                                        Partners

                                      - No law, injunction or order prohibiting
                                        the Merger exists

                                      - The warrant obligations shall have been
                                        fully satisfied and the warrants shall
                                        have been canceled in accordance with
                                        the terms of the warrants

                                      - All necessary government approvals are
                                        obtained

                                 See page 43 for a complete description of conditions to the Merger.

TERMINATION OF MERGER
  AGREEMENT...................   GNI and Green I may agree to terminate the
                                 Merger Agreement at any time, even after GNI's stockholders vote on the Merger. In addition, either GNI or Green I may terminate the Merger
                                 Agreement if the Merger is not completed before July 31, 1998.

                                 GNI may terminate the Merger Agreement under the circumstances described below under "Receipt of a Better Offer and Termination Fee".

RECEIPT OF A BETTER OFFER AND
  TERMINATION FEE.............   GNI may entertain a better offer. However, GNI
                                 must pay Green I $4,000,000 if the Merger
                                 Agreement is terminated because:

                                      - GNI's stockholders do not approve the
                                        Merger and within 12 months GNI enters
                                        into a definitive agreement or
                                        consummates another acquisition proposal

                                      - GNI's Board of Directors withdraws or
                                        modifies its approval of the Merger in a manner adverse to Green I

                                      - GNI's Board of Directors recommends or
                                        endorses another acquisition proposal

                                      - GNI's Board of Directors modifies or
                                        amends approval of the Merger in order
                                        to permit GNI to enter into a definitive agreement concerning another acquisition proposal after consultation with and receipt of advice from its legal counsel that the failure to take such action would constitute a breach of the fiduciary duties of the Board of Directors

                                      - the Merger has not occurred before July
                                        31, 1998, and within 12 months of the
                                        termination, GNI enters into a
                                        definitive agreement or consummates an
                                        agreement with respect to another
                                        acquisition proposal

                                      - GNI materially violates its obligations
                                        in the Merger Agreement or its
                                        representations in the Merger Agreement
                                        were materially inaccurate when made,
                                        and within

12 months of the termination, GNI enters into a definitive agreement or consummates an agreement with respect to another acquisition proposal

PAYMENT OF EXPENSES UPON
  TERMINATION.................   GNI is obligated to reimburse Green I for its
                                 actual expenses up to a maximum of $1,750,000 if the Merger Agreement is terminated. However, GNI is not obligated to reimburse Green I for its actual expenses if the Merger Agreement is terminated:

                                      - by the agreement of Green I and GNI

                                      - by GNI if Green I materially violates
                                        its obligations in the Merger Agreement
                                        or its representations in the Merger
                                        Agreement were materially inaccurate
                                        when made

                                      - because the following conditions to the
                                        Merger are not met: no more than 10% of
                                        the shares of GNI Common Stock
                                        outstanding demand and qualify for
                                        appraisal rights, Green I's reasonable
                                        belief that the Merger will be recorded
                                        as a recapitalization, and the execution of a stockholders agreement by the holders of the Rollover Shares

                                      - because there exists a court or
                                        government order or proceeding
                                        challenging the Merger or the operation
                                        of GNI following the Merger

AMENDING OR WAIVING TERMS OF
THE MERGER AGREEMENT..........   GNI and Green I may amend the Merger Agreement
                                 by mutual consent before or after GNI's
                                 stockholders vote on the Merger. Once GNI's stockholders approve the Merger, however, applicable law may require that subsequent amendments be approved by GNI stockholders.
                                 Also, either GNI or Green I may waive
                                 circumstances, that, under the Merger
                                 Agreement, would allow them to withdraw from the Merger.

FEDERAL INCOME TAX
CONSEQUENCES..................   The receipt of cash by holders of GNI Common
                                 Stock will be a taxable transaction. All stockholders are urged to consult their tax advisors to determine the effect of the Merger on the holder under federal law, and under their own state and local tax laws. See page
                                 32.

ACCOUNTING TREATMENT..........   The Merger is intended to qualify as a
                                 recapitalization for accounting purposes.

REGULATORY AND THIRD-PARTY
APPROVALS.....................   There are no material regulatory or third party
                                 approvals required. Failure to obtain
                                 non-material governmental consents and non-governmental consents will not prevent completion of the Merger.

GNI COMMON STOCK
INFORMATION...................   The closing price of a share of GNI Common
                                 Stock on January 22, 1998, which was the day immediately preceding GNI's announcement that it had signed a letter of intent with 399
                                 Venture Partners, Inc., was $4.875. The closing price of a share of GNI Common Stock on February 12, 1998, which was the last day before the public announcement of the signing of the Merger Agreement, was $5.9375. Also, the closing price of a share of GNI Common Stock on June 22, 1998, which was the last trading day for which a closing price was available before this document was mailed, was $6.375.

GNI RECENT EARNINGS...........   On April 15, 1998, GNI reported third quarter
                                 revenues of $11,036,712 and net income of $440,024, or $.06 per dilutive share.

OPINION OF SANDERS MORRIS
MUNDY INC.....................   Sanders Morris Mundy Inc. ("Sanders Morris"),
                                 financial advisor to GNI, has provided an opinion to the GNI Board of Directors on February 10, 1998 that, subject to certain factors stated in the opinion, the cash price of $7.00 per share of GNI Common Stock provided in the Merger Agreement was fair, from a financial point of view, to holders of GNI
                                 Common Stock. The full text of Sanders Morris' written opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken by Sanders Morris is included at the back of this document as Annex A.
                                 Sanders Morris' opinion was provided for the information and assistance of GNI's Board of Directors and is not a recommendation as to how
                                 GNI stockholders should vote at the Special
                                 Meeting. STOCKHOLDERS OF GNI ARE URGED TO, AND
                                 SHOULD, READ SANDERS MORRIS' OPINION CAREFULLY
                                 IN ITS ENTIRETY. See Annex A.

                  SUMMARY OF SELECTED HISTORICAL AND PRO FORMA
                             FINANCIAL INFORMATION

     The summary of selected historical and pro forma financial data of The GNI Group, Inc. presented below is derived from the historical audited financial statements of GNI, except for the data presented below for the nine months ended March 31, 1998, and 1997, which are derived from the unaudited financial statements that, in the opinion of management of GNI reflect all adjustments, consisting of only normal, recurring items necessary for the fair presentation of such information. The pro forma financial data has been derived from adjustments made to give effect to the Merger and the Debt Financing (as defined herein). See "Selected Pro Forma Financial Information."

                                                                                                               PRO FORMA
                                                                                                        -----------------------
                                                                                  NINE MONTHS ENDED       YEAR      NINE MONTHS
                                                   YEAR ENDED JUNE 30,                MARCH 31,           ENDED        ENDED
                                            ---------------------------------   ---------------------   JUNE 30,     MARCH 31,
                                              1995        1996        1997        1997        1998        1997         1998
                                            ---------   ---------   ---------   ---------   ---------   ---------   -----------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues..................................    $34,359     $39,339     $40,727     $31,206     $32,636     $40,727      $32,636
Cost of services..........................     20,319      24,662      25,110      18,019      18,362      25,110       18,362
Gross profit..............................     14,040      14,677      15,617      13,187      14,274      15,617       14,274
Selling, general and administrative
  expenses................................      4,090       5,057       5,333       3,517       3,821       5,333        3,821
Operating income (loss)...................      5,848      (1,910)(a)   4,295       5,352       5,068       4,229        5,095
Interest expense..........................      1,143       1,587       2,970       1,997       2,935       7,819        5,870
Other income (expense)....................        331          99         (32)        260         191         (32)         191
Income (loss) before tax..................      5,036      (3,397)      1,293       3,615       2,324      (3,622)        (584)
Income tax provision (benefit)............      1,886      (1,285)        540       1,318         899      (1,485)        (225)
Net income (loss).........................      3,151      (2,112)        753       2,297       1,425      (2,137)        (358)
OTHER FINANCIAL DATA:
Depreciation and amortization.............      4,102       4,820       5,990       4,318       5,385       6,055        5,358
Capital expenditures......................      5,827       6,455       5,570       3,874       5,536       5,570        5,536
ADDITIONAL INFORMATION:
Cash flow from operations.................      6,688       8,161         685         220       3,682
Cash flow used in investing activities....      8,353      10,623      17,444      15,979       5,581
Cash flow from financing activities.......      1,834       2,732      16,443      15,331       1,180
EBITDA(b).................................      9,950       2,911(a)    10,284      9,670      10,452      10,284       10,452
  Adjustments:
    Severance/Personnel and Other Non-
      Recurring Costs(c)..................                                                                    443           --
    EMPAK Inc. consolidation transaction
      adjustment(d).......................                                                                  1,691           --
    Contractual arrangement adjustment
      regarding acetonitrile
      business(e).........................                                                                  1,636        1,227
Adjusted pro forma EBITDA(f)..............                                                                 14,404       11,855
BALANCE SHEET DATA AT END OF PERIOD:
Working Capital...........................       $618          $7      $3,658      $2,972      $4,374                   $7,520
Total assets..............................     46,079      49,078      68,588      68,631      71,175                   71,985
Long-term debt, less current maturities...     13,864      16,568      31,445      30,514      32,612                   78,155
Stockholders' equity......................     24,418      22,334      24,888      26,196      26,418                  (33,669)

---------------

(a) Operating income for fiscal 1996 includes a non-cash charge of approximately $6.7 million resulting from the adoption of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed of." After tax the net charge was approximately $4.4 million.

(b) EBITDA represents earnings before interest, other income (expense), income taxes, depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other combined income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity. The Company's calculation of EBITDA may not be consistent with similarly captioned amounts used by other companies.

(c) This adjustment reflects certain one-time severance and personnel related costs and other costs, all of which are attributable to the Company's restructuring in the fourth quarter of fiscal 1997.

(d) On September 30, 1996, the Company completed a transaction with EMPAK, a commercial deepwell operator. This adjustment reflects revenues and expenses associated with this transaction as if it had occurred on July 1, 1996. Certain assumptions underlying this adjustment, including a period of customer development and assumptions of average sales prices, average processing costs and capacity utilization rates, are based on actual operating data for the EMPAK business during the two quarters ended June 30, 1997.

(e) On June 5, 1998, the Company entered into a multi-year contract to sell crude acetonitrile and to produce refined acetonitrile for another party. The adjustment reflects average annual revenues and expenses for the two year period ending June 30, 2000 that management estimates would be attributable to such contract as if it had been effective starting July 1, 1996. Included in the annual average adjustment for the initial two year period is approximately $2.0 million of EBITDA related to fees payable to the Company for capacity reservation and product processing. Assumptions regarding the ability to secure new business to utilize non-committed capacity to generate additional earnings have been excluded from the adjustment. Non-committed processing capacity is expected to average 21% for the first two years of the contract and 75% thereafter. This facility has averaged approximately 85% utilization over the past five years. Management estimates that for the period after June 30, 2000, the Company expects to secure additional business, which at the historical operating rates management estimates could generate an average incremental annual EBITDA of approximately $1.0 million.

(f) Adjusted proforma EBITDA represents proforma EBITDA, as adjusted for (i) the events set forth in notes (c), (d) and (e) above and (ii) the elimination of certain costs associated with being a publicly held company, estimated at $350,000 for the year ended June 30, 1997 and $175,000 for the nine months ended March 31, 1998.

                     MARKET PRICE AND DIVIDEND INFORMATION

     The common stock of GNI, par value $.01 per share (the "GNI Common Stock"), trades on The Nasdaq Stock Market under the symbol "GNUC." The following table sets forth the high and low sales prices for the GNI Common Stock on The Nasdaq Stock Market for the calendar quarters indicated, based on published financial sources.

                                                                HIGH          LOW
                                                                ----          ---
Fiscal Year 1998
  First Quarter.............................................     $6 5/8        $5 5/8
  Second Quarter............................................      6 1/2         4
  Third Quarter.............................................      6 15/16       4 1/8
Fiscal Year 1997
  First Quarter.............................................     $6 1/2        $4 3/4
  Second Quarter............................................      7 7/8         5 3/4
  Third Quarter.............................................      8 3/8         5 3/4
  Fourth Quarter............................................      8 3/16        5 1/4
Fiscal Year 1996
  First Quarter.............................................     $8 1/8        $6 3/8
  Second Quarter............................................      7 5/16        6
  Third Quarter.............................................      7 1/4         4 1/4
  Fourth Quarter............................................      6 1/8         4 1/4

     On June 11, 1998, there were 6,634,525 shares of Common Stock outstanding and approximately 370 stockholders of record.

     The proposed Merger was publicly announced at the commencement of trading on January 23, 1998 after the execution of a letter of intent dated as of January 22, 1998 between 399 Partners and GNI (the "Letter of Intent"). The closing sale price of a share of GNI Common Stock on The Nasdaq Stock Market on January 22, 1998, the last trading day prior to such announcement, was $4.875.

     The Company does not pay any cash dividends on its Common Stock and does not have any plans to do so in the future. The Company intends to continue a policy of retaining income for use in its business.

                 INFORMATION CONCERNING THE GNI SPECIAL MEETING

     Throughout this document the term "Merger" refers to the merger between Green I Acquisition Corp., a Delaware corporation ("Green I") and The GNI Group, Inc., a Delaware corporation ("GNI" or the "Company"), with GNI being the surviving corporation. The term "Merger Agreement" refers to the Agreement and Plan of Merger dated as of February 12, 1998, as amended by the First Amendment to the Merger Agreement dated June 17, 1998, between GNI and Green I, copies of which are included as Annex B to this Proxy Statement.

     This Proxy Statement (the "Proxy Statement") is being furnished to the stockholders of GNI, in connection with the solicitation of proxies by the Board of Directors of GNI for use at the Special Meeting of Stockholders of GNI (the "Special Meeting") to be held at the Four Seasons Hotel located at 1300 Lamar Street, Houston, Texas, at 9:00 a.m., local time, on July 23, 1998, and at any adjournments or postponements of the Special Meeting. At the Special Meeting, holders of record as of June 11, 1998, of GNI Common Stock will be eligible to vote upon the GNI Board of Directors' recommendation to approve and adopt a plan of merger in accordance with the Merger Agreement, pursuant to which (i) Green I shall be merged with and into GNI, with GNI being the surviving corporation, and
(ii) each outstanding share of GNI Common Stock will be canceled and converted automatically into the right to receive $7.00 in cash, payable to the holder thereof, without interest, other than 75,509 shares (the "Rollover Shares") of GNI held by certain members of management of GNI, and other than shares held by stockholders who are entitled to and who have perfected their appraisal rights. See "Appraisal Rights."

     This Proxy Statement and the accompanying form of proxy are first being mailed on or about June 24, 1998, to all stockholders of record of GNI as of the Record Date (as defined below).

RECORD DATE; VOTING RIGHTS

     The Board of Directors has fixed the close of business on June 11, 1998 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponements thereof. Each holder of record of GNI Common Stock at the close of business on the Record Date is entitled to one vote for each share then owned on each matter submitted to a vote of stockholders. At the Record Date, there were 6,634,525 shares of the GNI Common Stock outstanding. The holders of a majority of the outstanding shares entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

     Approval of the principal terms of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of the GNI Common Stock entitled to vote at the Special Meeting pursuant to the General Corporation Law of the State of Delaware (the "DGCL"). A failure to vote, an abstention from voting, or a broker non-vote, will have the same legal effect as a vote cast against approval of the Merger and the Merger Agreement. Brokers, and in many cases nominees, will not have discretionary power to vote on the proposals to be presented at the Special Meeting. Accordingly, beneficial owners of shares must instruct their brokers or nominees how to vote their shares at the Special Meeting.

     Although certain executive officers of GNI are parties to the Management Voting Agreement, Ms. Ratliff, Mr. Griffith and Mr. Reeves are not parties to such agreement. The Company has been advised that Messrs. Griffith and Reeves and Ms. Ratliff intend to vote in favor of the Merger.

     Votes at the Special Meeting will be tabulated by an Inspector of Election appointed by GNI.

     The GNI Board of Directors, relying on the advice of its financial advisors, has determined that the right to receive $7.00 in cash for each share of GNI Common Stock is fair, from a financial point of view, to all of GNI's stockholders. However, any holder of record of shares of GNI Common Stock who makes a written demand prior to the taking of the vote regarding the Merger at the Special Meeting, by following the procedures prescribed by Section 262 of the DGCL has the right under Section 262 to an appraisal of the "fair value" of such shares by the Delaware Court of Chancery, and to the payment of such fair value, WHICH MAY

BE HIGHER OR LOWER THAN THAT PROVIDED BY THE MERGER AGREEMENT, by GNI, as the surviving corporation in the Merger, in lieu of receiving the consideration provided under the Merger Agreement (the "Appraisal Rights"). A summary of the procedures relating to the exercise of Appraisal Rights as provided in Section 262 of the DGCL is included herein under "The Merger -- Appraisal Rights" and a reproduction of Section 262 of the DGCL is attached as Annex C. THESE PROVISIONS ARE TECHNICAL IN NATURE AND MUST BE STRICTLY COMPLIED WITH OR A STOCKHOLDER'S APPRAISAL RIGHTS WILL BE LOST. The obligation of Green I to merge with and into GNI is subject to the condition, which may be waived by Green I, that holders of no more than 10% of the outstanding shares of the GNI Common Stock satisfy the DGCL's procedures to qualify for Appraisal Rights in accordance with Delaware law. See "The Merger -- Appraisal Rights" and Annex C.

PROXIES

     A stockholder giving a proxy has the power to revoke it at any time before it is exercised (i) by filing with the Secretary of GNI an instrument revoking it before the day of the Special Meeting; (ii) by executing a proxy bearing a later date; or (iii) by attending the Special Meeting and voting in person at the Special Meeting. Subject to such revocation, all shares represented by each properly executed proxy received by GNI will be voted in accordance with the instructions indicated thereof, and if no instructions are indicated, will be voted to approve the Merger.

     GNI will bear all of the expenses in connection with the printing and mailing and the solicitation of proxies in connection with this Proxy Statement. GNI will reimburse brokers, fiduciaries, custodians and other nominees for reasonable out of pocket expenses incurred in sending this Proxy Statement and other proxy materials to, and obtaining instructions relating to such materials from, beneficial owners of stock. GNI stockholder proxies may be solicited by directors, officers, regular employees or agents of GNI, in person, by letter or by telephone or telegram.

     GNI will also reimburse custodians, nominees and fiduciaries for forwarding proxies and proxy materials to the beneficial owners of their stock in accordance with regulations of the Securities and Exchange Commission and The Nasdaq Stock Market.

     GNI has retained American Stock Transfer & Trust Company to assist with the solicitation of proxies from stockholders in connection with the GNI Special Meeting. American Stock Transfer & Trust Company will receive a fee which GNI expects will not exceed $10,000 as compensation for its services and reimbursement of its out-of-pocket expenses in connection therewith. GNI has agreed to indemnify American Stock Transfer & Trust Company against certain liabilities arising out of or in connection with its engagement.

THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF GNI.

STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT AND TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO GNI IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER TRANSACTION

     The Board of Directors and management of GNI have from time to time considered and/or acted upon strategic alternatives for GNI, including acquisitions within its industry, diversification of its business into strategically complementary areas, and a sale of all or a part of the Company's businesses. In late 1996, management of the Company received an unsolicited inquiry from a company concerning a possible transaction involving GNI. In response to the inquiry, GNI management discussed several possible transactions. Ultimately, that company made a proposal to the GNI Board of Directors regarding a stock for stock transaction with GNI. At the direction of the GNI Board of Directors, management explored the proposal further. On March 13, 1997, at the suggestion of representatives of The Nasdaq Stock Market and in response to unusual trading activity in shares of GNI's Common Stock, GNI publicly announced that it had been approached by this company, and was engaged in preliminary discussions involving a possible business combination. After exploring a possible transaction further, this company informed GNI's senior management that it was not interested in pursuing a transaction with the Company. During these discussions, no agreement was reached on an exchange ratio or price for GNI Common Stock or with respect to other fundamental business points, and discussions were terminated. On May 9, 1997, GNI publicly announced that discussions regarding the possible combination of GNI with a third party had been terminated.

     As a result of these negotiations, members of the GNI Board of Directors and management internally reviewed recent financial performance and reassessed strategic alternatives for the Company to maximize stockholder value. During this time, management and the Board of Directors explored various alternatives involving the Company, including: (i) investigating business and marketing strategies involving the Company's specialty chemical business, (ii) discussing a realignment of the Company's subsidiaries, including reorganizing the Company's waste management business, (iii) implementing certain cost containment measures to control costs more effectively at the Company and subsidiary levels, and (iv) exploring other transactions involving the Company and its subsidiaries with other strategic partners. As a result of these discussions, and in part to respond to the concerns of one of GNI's institutional stockholders, the GNI Board of Directors determined that it would be in the best interests of stockholders to consult a financial advisor to assist in the evaluation of the Company's alternatives to maximize stockholder value.

     On May 29, 1997, the GNI Board of Directors engaged First Analysis Securities Corporation ("First Analysis"), Chicago, Illinois, to explore alternatives and options to increase stockholder value. On June 18, 1997, the Company announced it had retained First Analysis in order to assist the Company with identifying strategic alternatives and coordinating the process of exploring and pursuing these alternatives. During the spring and early summer of 1997, Mr. Rush and Mr. Harris, III conducted approximately 20 meetings, either in person or by telephone, with potential strategic and financial partners in order to ascertain potential interest in a transaction with GNI. These meetings were held at various locations, and certain of these entities visited the Company's facilities for tours and additional due diligence.

     During the early summer of 1997, First Analysis (i) prepared a descriptive memorandum and other materials to be used in discussions with potential strategic and financial partners for the Company and its subsidiaries; (ii) identified qualified prospective parties who might be interested in a transaction involving the Company or its subsidiaries; and (iii) advised and assisted the Company as to potential structures of alternative transactions. Both the Company and First Analysis concluded that it was in the best interest of stockholders to consider both strategic as well as financial alternatives in order to maximize stockholder value. As a result of discussions with First Analysis, the Company determined that a meeting with those stockholders who had expressed dissatisfaction with current financial performance would be beneficial for the Company and all of its stockholders.

     On June 24, 1997, in response to requests previously received from certain institutional stockholders, the Company invited those stockholders known to the Company to hold 5% or more of GNI Common Stock (or their representatives) and those stockholders who had expressed concern to attend a presentation at the Company's Deer Park, Texas facility for the purpose of discussing: (i) the Company's objectives; (ii) the

Company's recent financial performance; (iii) alternatives available to the Company; (iv) expectations of the operations of the Company and its subsidiaries; and (v) the role of First Analysis with respect to the Company's future. At that meeting, the Company reiterated that it, with the assistance of First Analysis, would undertake a review of alternatives to maximize stockholder value and invited suggestions from stockholders and members of the GNI Board of Directors who were present at the meeting.

     At the June 24, 1997 meeting, First Analysis reviewed Company performance since 1990. First Analysis noted that since 1990, the Company had shown significant compounded growth rates of revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") although performance year to year had been inconsistent. When evaluating the Company in relation to its industry group since 1990, First Analysis pointed out that the Company had maintained the best performance in the hazardous waste management industry on an "earnings per share" basis. In general, the industry had performed poorly, and most members of its industry group had maintained static earnings per share or encountered losses. However, the price of GNI Common Stock did not reflect the Company's compounded growth, but rather reflected its industry group and its inconsistent performance.

     First Analysis pointed to GNI's inconsistent performance and strategic position as barriers to achieving full value for GNI Common Stock. First Analysis identified the Company's experience with non-recurring operating issues, which adversely impacted performance and had resulted in the Company being unable to meet expectations. In addition, First Analysis identified other factors which, despite the strong cash flow, had adversely affected the price of GNI Common Stock, such as (i) the small base of business which makes up the Company's operations; (ii) the high capital requirements for the Company's businesses; (iii) turnover in management personnel in the Company's specialty chemicals business; (iv) unsuccessful efforts by most industry participants, including the Company, to diversify operations; and (v) the Company's low market capitalization. First Analysis concluded that the combination of these factors made it unlikely that other parties would be willing to accept GNI Common Stock as an acquisition currency, or that the public markets would value the GNI Common Stock consistent with the Company's prospects.

     At the June 24, 1997 meeting, First Analysis recommended that the Company explore alternatives in a disciplined and coordinated fashion in order to maximize stockholder value and identified the following options for the Company:
(i) consider strategic alternatives with past and present business partners;
(ii) consider joint venture opportunities with corporate partners involving all or any part of the Company's businesses; (iii) consider a financial entity for additional capital to pursue other acquisitions or strategic initiatives; and
(iv) consider splitting the Company's assets in order to maximize the intrinsic value of the assets. The Company invited comments and recommendations from the stockholders regarding the Company, its operations, its strategic and financial alternatives, and ways to maximize stockholder value. First Analysis indicated that a strategic combination or sale of the Company or other transaction with a financial partner involving GNI might be in the best interests of GNI and its stockholders because of GNI's strong underlying cash flow yet inconsistent earnings history. As such, GNI was more likely to obtain a higher valuation from entities focused on cash flow, as opposed to the public market which First Analysis believed was more focused on earnings per share.

     On June 30, 1997, Heartland Advisors, Inc. ("Heartland"), sent a letter to Titus H. Harris, Jr. "on behalf of our advisory accounts who hold an aggregate of 1,163,000 shares, or 17.7%" of GNI Common Stock, concerning "some thoughts regarding several important items." In its letter to GNI's Board of Directors, Heartland suggested that (i) the Company "nominate Mr. Stacy Smith of Walker Smith Capital, L.P. to the Board" and (ii) the Company "needs to bring on an individual with a strong chemical background" to the Board. Additionally, Heartland commented that it was "encouraged with [the] hiring of First Analysis" and stated that "shareholder value may be best enhanced through an outright sale of the Company."

     On July 22, 1997, Mr. G. Stacy Smith, who is a founder and general partner of Walker Smith Capital, a private investment partnership, was nominated as a director of the Company and was appointed to fill the vacancy created by Mr. Oliver Nicklin's resignation on May 29, 1997 in connection with the Company's engagement of First Analysis. Mr. Smith was re-elected to the Board of Directors at the Annual Meeting of Stockholders held on October 28, 1997.

     During the summer and fall of 1997, First Analysis contacted 41 individuals or entities regarding possible transactions with GNI, 10 of which were considered to be potential financial partners and 31 of which were considered to be potential strategic partners with GNI. Included in the entities contacted was the company that had approached GNI in late 1996. Messrs. Rush and Harris, III or representatives of First Analysis either met with or provided summary information about GNI to over 35 of these potential financial or strategic partners. A total of 25 of these potential partners signed confidentiality agreements and requested further information. First Analysis circulated to these 25 potential partners confidential information regarding GNI, including summary information regarding GNI as well as a Confidential Memorandum describing GNI and its operations. Fourteen of the potential partners requested additional due diligence information concerning GNI. Nine potential partners conducted visits to the Company's facilities.

     In order to update the GNI Board of Directors regarding the activities of First Analysis and the responses from potential partners, a special meeting of the Board of Directors was convened on October 6, 1997. The results of the contacts made by First Analysis and recent operations at the Company were discussed.

     Another meeting of the Board of Directors was held on October 28, 1997. The purpose of the meeting was to report on the first quarter results of operations, to discuss updates from First Analysis on its activities since the discussions at the October 6, 1997 Board of Directors meeting and to discuss other possible transactions or alternatives to maximize stockholder value. The Directors discussed alternatives including (i) selling certain subsidiaries; (ii) consolidating certain of the Company's hazardous waste management operations; and (iii) implementing business and marketing strategies involving the Company's specialty chemical business. The Board of Directors determined not to pursue these alternatives because of its belief, based on the advice of First Analysis, that: (i) selling certain of the Company's subsidiaries would not likely provide additional value to the Company's stockholders due to the complexities resulting from the separation of the physical facilities involved in the Company's operations; (ii) consolidating certain of the Company's hazardous waste management operations would not significantly reduce operating costs, and therefore would not create additional stockholder value; and (iii) implementing business and marketing strategies involving the Company's specialty chemicals business would be protracted and historically had not resulted in increased value to the Company's stockholders. First Analysis also reported that little progress had been made since the October 6, 1997 meeting of the GNI Board of Directors in identifying additional financial or strategic partners.

     As a result of the process of contacting, meeting with and providing information about GNI to potential partners, it became apparent that of the 41 possible partners originally contacted, 37 were not interested in either conducting any further due diligence or pursuing a transaction with the Company for one or more of the following reasons: (i) a transaction did not meet the potential partner's current policy or purpose criteria; (ii) the potential partner, although interested in the Company's specialty chemicals business, was not interested in the hazardous waste management operations of the Company;
(iii) the potential partner, although interested in the hazardous waste management business, was not interested in the Company's specialty chemical business; (iv) the potential partner (either alone or with others) was interested only in a transaction which valued the Company and its operations at a per share price of $6.50 or less; (v) the potential partner lacked the financial capability to pursue a transaction; (vi) the potential partner was preoccupied with other transactions; (vii) the potential partner was undergoing structural or management changes; or (viii) the potential partner had recently completed a transaction and was unwilling to begin a new transaction.

     By December of 1997, four indications of interest remained. A Special Meeting of the Board of Directors was held on December 1, 1997. The purpose of the meeting was to receive from First Analysis a status report on its activities since the October 28, 1997 meeting of the Board of Directors and to hear its recommendations for enhancing stockholder value.

     First Analysis reported to GNI's Board of Directors the results of its discussions with the remaining four entities. Each of the entities indicated that it would be interested in exploring a transaction with the Company, possibly leading to a firm offer; however, in each of the cases the indications of interest were subject to various contingencies, as noted below. Of the four indications of interest remaining, only 399 Partners was interested in pursuing a transaction involving all of the Company's operations. The three other parties were primarily interested in pieces of the Company's operations. Two of these parties were primarily interested in the

Company's hazardous waste management operations, and one was primarily interested in the Company's specialty chemical operations. First Analysis reported that it was unsuccessful at interesting these two potential purchasers of the Company's hazardous waste operations (i) to consider the entire Company, or (ii) to improve the price at which they were willing to purchase the Company's hazardous waste management operations to a point where when combined with the price offered by the party interested primarily in the Company's specialty chemicals operations, the total consideration for both operations would be greater than $6.50 per share. First Analysis further reported that the potential strategic partner interested in purchasing the Company's speciality chemical operations requested additional information and visited the facilities for additional due diligence to determine if it was interested in purchasing the entire company. After a number of conversations by telephone and face to face meetings by representatives of First Analysis, First Analysis reported that this potential acquiror was unable to value the entire Company at a price that exceeded $6.50 per share. First Analysis then reported that 399 Partners had preliminarily expressed interest in a transaction with the Company involving a price per share of GNI Common Stock of approximately $8.00. However, because 399 Partners would require financing that needed to be arranged prior to any further discussions with the Company, 399 Partners was unwilling to make a definitive proposal to the Company at that time. The Board of Directors of the Company discussed the complexities of separating the Company's businesses and the prices offered by each of these potential strategic partners.

     After further discussion regarding the three indications of interest to purchase pieces of the Company's business and the indication of interest from 399 Partners to purchase the entire Company, the GNI Board of Directors determined that (i) the Company should continue to discuss the possible transaction with 399 Partners since its interest in the Company had presented the most viable and best financial offer for the Company's business and (ii) the Company should not foreclose discussions with any of the other entities which had expressed interest in the Company since these parties might be willing to increase their offers, or alternatively, might be willing to consider the purchase of the entire Company. During these discussions, Mr. Lyons expressed his view that the Company should continue to pursue alternative strategies (such as the marketing and business strategies previously discussed by the Board of Directors) to maximize the value of the Company, rather than entertaining a sale of the Company at this time. Following a lengthy discussion, the Board of Directors voted in favor of a proposal directing management to assist 399 Partners in presenting information about the Company to institutions interested in participating in the financing of a transaction with 399 Partners, with Mr. Lyons voting against the proposal.

     During December 1997, representatives of 399 Partners contacted potential sources of financing to discuss financing the transaction with a private debt offering. In order to provide further information on the Company and its operations, 399 Partners requested that members of management of the Company also meet with those potential financing sources. During December 1997, First Analysis continued to discuss a potential transaction with the companies who had expressed an interest in only a portion of GNI's business. First Analysis regularly updated the members of the GNI Board of Directors on its efforts to determine if these companies would be willing to increase the price at which they, either alone or combined with others, would purchase GNI. First Analysis reported to the GNI Board of Directors that it was unsuccessful in obtaining a price for GNI from these companies that was greater than $6.50.

     On December 30, 1997, the Company received a preliminary, non-binding letter of intent, which contained an offer from 399 Partners to acquire, for cash in a merger, all of the outstanding shares of GNI Common Stock exclusive of those shares that would be retained by existing stockholders in order to satisfy recapitalization requirements, including the vested and unvested options to purchase shares of GNI Common Stock and warrants to purchase shares of GNI Common Stock, at a price per share of $7.75, subject to certain conditions, including receipt of financing, participation by management after the Merger, and a ceiling on Company indebtedness (the "Letter of Intent").

     A Special Meeting of the Board of Directors was held on January 6, 1998 to discuss the Letter of Intent. At such time, the Board of Directors determined to form a special committee of directors to review and evaluate the Letter of Intent (the "Special Committee"). On January 6, 1998, the GNI Board of Directors constituted the Special Committee, consisting of Messrs. Harris, Jr., Smith and Lyons. The Special Committee was appointed for the express purposes of considering and evaluating the Letter of Intent, and any proposal received from a third party bidder, to negotiate the terms of the Letter of Intent or alternative proposals with a view towards obtaining the best available transaction for all stockholders to consider all alternatives available to the Company (including the alternative of pursuing no combination), and to report to the Board of Directors.

     On January 7, 1998, the Special Committee of the Board of Directors met and discussed information concerning the events leading to the Letter of Intent. The Special Committee interviewed a representative of First Analysis and received additional financial information regarding the Company, its business, its objectives, and the Letter of Intent. At the January 7 meeting, prior to the Special Committee engaging in substantive deliberations concerning the Letter of Intent, Mr. Titus H. Harris, Jr. resigned from his position on the Special Committee, noting that his son, the Company's Chief Financial Officer, would probably continue in a position with the Company after the Merger. Consequently, for the remainder of the meeting the Special Committee was composed of two members, Messrs. Lyons and Smith. At this meeting of the Special Committee, the members discussed the selection of counsel and interviewed and retained two law firms, Mayor, Day, Caldwell & Keeton L.L.P. and Thompson & Knight, P.C. In addition, the members (i) discussed the Letter of Intent; (ii) discussed retaining an investment banker to advise the Special Committee and the GNI Board of Directors as to the fairness, from a financial point of view, of the proposed transaction; (iii) reviewed activities prior to the meeting; (iv) dealt with organizational matters; and (v) explored the three previous indications of interest. On January 7, 1998, the Special Committee requested that the representatives of 399 Partners come to the Company's offices in Houston, Texas to discuss the Letter of Intent.

     On January 8, 1998, representatives of 399 Partners and Green I, together with their legal counsel, came to Houston, Texas to be introduced to members of the Special Committee and Mr. Harris, Jr. At this time, the terms of the Letter of Intent and additional due diligence in respect of the Letter of Intent were discussed. At this meeting, 399 Partners reviewed revised projections for EBITDA for the second half of fiscal 1998 which indicated lower than originally projected results, and representatives of 399 Partners stated that the new projections would likely result in a decrease of the cash price set forth in the Letter of Intent. See "-- Estimates of Future Operations."

     Additionally, on January 8, 1998, the Special Committee met with its counsel Mayor, Day, Caldwell & Keeton, L.L.P. and Thompson & Knight, P.C., and representatives of First Analysis to discuss the terms of the Letter of Intent and its provisions, including public disclosure, a termination or break-up fee, potential competing proposals and price provisions. At the meeting, the Special Committee directed its counsel to seek modifications to the Letter of Intent with respect to these issues. The respective counsel for the Special Committee and 399 Partners had several discussions throughout the day while the Special Committee continued to discuss the Letter of Intent.

     On January 10, 1998, the Special Committee met with its counsel and First Analysis with respect to retaining a separate financial advisor to assist the Special Committee and the Board of Directors. At this meeting, the members of the Special Committee interviewed one of four financial firms identified by members of the Special Committee to provide an opinion regarding the fairness, from a financial point of view, of the Letter of Intent.

     During the period between January 10, 1998 and January 22, 1998, the Special Committee, counsel to the Special Committee and a representative of First Analysis engaged in multiple rounds of negotiations with 399 Partners and its counsel regarding the Letter of Intent. During these negotiations, on January 13, 1998, 399 Partners stated to the First Analysis representative that the revised projections submitted to them on January 10, 1998 caused its financing sources to indicate that the transaction would be unable to support the previous offer. As a consequence, 399 Partners was likely to lower its offer of $7.75 to $7.00 per share. Also, during this period, several telephone negotiation sessions were held and revised versions of the Letter of Intent were circulated reflecting the results of those negotiations. These negotiations resulted in a final Letter of Intent containing modifications to the original proposal, including (i) allowing the Company to publicly announce the execution of a letter of intent, (ii) affording the Company the right to respond to superior proposals in accordance with the Board of Directors' fiduciary duties,
(iii) eliminating the break up fee payable to 399 Partners in the event that the Merger was not consummated and the Company was sold to another bidder, and (iv) reducing by 40% the Company's obligation to pay 399 Partners' actual expenses in such event. These actions were taken by GNI to enable other potentially interested parties who had previously expressed interest in the Company to have an opportunity to submit a revised proposal. At a meeting of the Special Committee held on January 22, 1998, the Special Committee, together with counsel, discussed the revised Letter of Intent, and discussed the action to be taken in connection with the Letter of Intent. At the meeting, the Special Committee concluded to report back to the full Board of Directors summarizing the most significant changes to 399 Partners' proposal since December 30, 1997, and further reported that the Committee could not reach agreement concerning a recommendation to the Board of Directors to accept or reject the draft letter of intent negotiated by the Special Committee and 399 Partners.

     On January 22, 1998, a Special Meeting of the Board of Directors was held to discuss the final draft of the Letter of Intent encompassing all of the previous negotiations discussed between the Special Committee and 399 Partners. A representative of Mayor Day Caldwell & Keeton, L.L.P. was present to give the Special Committee's report at the beginning of the meeting. Through the Mayor, Day, Caldwell & Keeton, L.L.P. representative, the Special Committee presented its report regarding the Letter of Intent, with no recommendation because Messrs. Lyons and Smith did not agree on a recommendation. The representative of Mayor, Day Caldwell & Keeton, L.P. then left the meeting. A representative of First Analysis was also present and reported that First Analysis had made no additional progress in obtaining commitments from the three remaining companies who had previously expressed an interest in the Company at a price, alone or in combination with others, greater than $6.50 per share. In the course of the discussions at the Special Meeting, Mr. Rush stated that he expected to continue as President of the Company if the transaction provided for in the Letter of Intent was accomplished, although no formal employment contract, nor any specific terms of that relationship had been discussed. In addition, Mr. Rush stated that he expected that Mr. Harris, III would be offered the opportunity to continue as Chief Financial Officer; however, Mr. Harris, III had not been offered a formal employment contract. In addition, Mr. Rush stated that as part of the proposal, Green I had requested that Mr. Rush and Mr. Harris, III consider retaining certain of their shares (the specific amount having not been determined) in order to satisfy the requirements of recapitalization accounting. As a result, neither Mr. Rush nor Mr. Harris, III would receive, with respect to any such retained shares, the premium in cash over market offered to other stockholders but would own a greater percentage of stock of GNI than they presently own. See "Interests of Directors and Officers." In addition, Mr. Harris, Jr. reminded the Board of Directors of his relationship with Mr. Harris, III.

     At the Special Meeting, the Board of Directors voted to approve the Letter of Intent which was submitted for the Board of Directors' consideration, with Mr. Lyons voting against. On January 22, 1998, the Company executed the Letter of Intent which contained 399 Partners offer to purchase shares of GNI Common Stock at a price of $7.00 per share. The Letter of Intent has been filed as an exhibit to the Schedule 13E-3 incorporated by reference herein. On January 23, 1998, the Company publicly announced that it had signed a preliminary, non-binding letter of intent with an investor group to effect a transaction pursuant to which the holders of GNI Common Stock would receive $7.00 per share in cash.

     Because Oliver Nicklin, a former member of the Company's Board of Directors for nine years, is a principal in First Analysis, the Special Committee believed it prudent to engage a separate firm to provide an opinion regarding the fairness of the transaction. Consequently, on January 28, 1998, the Special Committee arranged to interview representatives of a second financial firm, Sanders Morris Mundy Inc. ("Sanders Morris"), with regard to its qualifications to provide a fairness opinion for the transaction. At such time, representatives of Sanders Morris were invited to participate in a discussion regarding the firm's qualifications. The Special Committee concluded to recommend to the GNI Board of Directors that it engage Sanders Morris to render its opinion as to the fairness, from a financial point of view, of the proposed transaction. The Special Committee prepared no formal written report to the Board of Directors. Having discharged its designated duties of (i) considering and evaluating the Letter of Intent, and any proposal received from a third party bidder; (ii) negotiating the terms of the Letter of Intent or alternative proposals with a view towards obtaining the best available transaction for all stockholders; and
(iii) reporting the results of its activities to the Board of Directors, the Special Committee determined that as a practical matter, in light of the Board of Directors' approval of the Letter of Intent, there was no need for further meetings unless and until a third party proposal was submitted for consideration by the Company.

     The GNI Board of Directors then requested that management of GNI negotiate an Agreement and Plan of Merger pursuant to the provisions of the Letter of Intent and present the Merger Agreement to the Board of Directors for its consideration. During the period from January 24, 1998 to February 9, 1998, GNI, its counsel, First Analysis and representatives of 399 Partners and representatives of Green I (the entity formed by 399 Partners for the purpose of the Merger) and its counsel negotiated the terms of the Merger Agreement, including a reduced break-up fee, the scope of the disclosure schedules, and expenses payable upon termination. On February 10, 1998, management presented the Merger Agreement to the Board of Directors for its approval.

     On February 10, 1998, a Special Meeting of the Board of Directors was held at the Company's Deer Park, Texas facility. Present during the meeting was a representative of Bracewell & Patterson, L.L.P., counsel to the Company, and representatives of Potter Anderson & Corroon LLP, special Delaware counsel to the Company by telephone conference. Also present at the meeting was Ms. Born, Vice President and General Counsel of the Company. Additionally, Mr. Titus H. Harris, III, Chief Financial Officer of the Company, Mr. Richard Cochrane, Vice President and General Manager of GNI Chemicals Corporation, and Robert W. Griffith, Vice President and General Manager of Disposal Systems, Inc., each answered questions posed by members of the Board of Directors. Separate presentations were made by (i) a representative of First Analysis and (ii) representatives of Sanders Morris, financial advisors to the Board of Directors. After calling the Special Meeting to order, the Board received a presentation by special Delaware counsel regarding certain legal issues in connection with the Merger. A representative of First Analysis provided a presentation regarding its activities on behalf of the Company and reported on each of the 41 entities that it contacted regarding a possible transaction involving the Company and provided to the Board of Directors its advice concerning maximizing stockholder value. First Analysis reported that, other than 399 Partners, no candidate had progressed to the point of 399 Partners in finalizing a possible transaction with the Company, and no other party had submitted any indication that it would submit any type of proposal or letter of intent for any transaction with the Company. In addition, First Analysis noted that since the Company's announcement on January 23, 1998 of the execution of the Letter of Intent, no other viable candidates had proposed a transaction involving the Company. First Analysis proceeded to review the past six months of efforts to locate potential strategic partners, including the efforts to locate partners interested in only a portion of the Company's assets. First Analysis also reviewed the financial performance of the Company with the Board of Directors, noting that the public markets would likely not value the GNI Common Stock consistently with the Company's prospects.

     The Board of Directors then received a presentation by representatives of Sanders Morris regarding financial matters in the transaction. Sanders Morris reviewed transactions involving comparable companies, prior merger and acquisition activity over the past five years, and a discounted cash flow analysis of the value of the Company. The Board of Directors then reviewed the various provisions of the Merger Agreement and the actions contemplated by the Merger. In addition, the Board of Directors discussed the execution of a Management Voting Agreement by certain members of management. Counsel to the Company outlined for the Board of Directors the structure of the Merger and the principal terms of the Merger Agreement, including the significant covenants and conditions, the provisions for termination, payment of a termination fee, expense reimbursement and their responsibilities as members of the GNI Board of Directors.

     After a lengthy discussion, including an extensive review of current operations and expected results, the Board of Directors (i) voted to approve the Merger Agreement, stating its belief that the Merger is in the best interests of the stockholders, and recommended to the stockholders that they approve and adopt the Merger Agreement; (ii) authorized the officers to sign the Merger Agreement, subject to execution of a Management Voting Agreement and Voting Agreements by two of GNI's institutional stockholders; and (iii) authorized the execution of the Management Voting Agreement. All directors voted in favor of the Merger, except Mr. Lyons. Mr. Lyons voted against the Merger, stating that although he could not say that the proposed cash consideration in the Merger was unfair, he believed, given the Company's prospects combined with the implementation of business and marketing strategies, that the future value of the Company might be higher than the proposed offer by 399 Partners. Therefore, Mr. Lyons stated that he did not believe that this was the appropriate time to sell the Company. Mr. Rush has an interest in connection with the proposed Merger different from other stockholders of GNI Common Stock. See "Special
Factors -- Interests of Directors and Executive Officers."

     Subject to the execution of a definitive merger agreement by the Company, on February 11, 1998, Messrs. Harris, Jr., Dudney, Cochrane, Smith, Rush, Harris, III and Ms. Born executed a Management Voting Agreement under which they agreed to vote their shares in favor of the Merger.

     After the close of business on February 12, 1998, the Company and Green I entered into the Merger Agreement.

     On February 13, 1998, the Company announced that it had entered into a definitive Merger Agreement with Green I which would, in connection with certain members of management, acquire the Company through the Merger. To date, there have been no other indications of interest from other prospective parties.

     On June 16, 1998, a Special Meeting of the Board of Directors was held. The purpose of the Special Meeting was to discuss the proposed First Amendment to the Agreement and Plan of Merger (the "Amendment"). After a discussion of the terms of the Amendment, which include certain technical corrections to the Merger Agreement and certain amendments to the Certificate of Incorporation of GNI after the Merger, the Board of Directors approved the Amendment, with Mr. Rush, abstaining from the vote and Mr. Lyons voting against.

     On June 17, 1998, the Company and Green I entered into the Amendment to the Merger Agreement to effect certain technical corrections, including certain amendments to the Company's Certificate of Incorporation, which clarify the conversion of the Rollover Shares into Class A Common Stock of GNI, as the surviving corporation immediately following the Merger. See Annex B to this Proxy Statement.

     Other than as described above, there have been no transactions among the Company, 399 Partners or Green I.

RECOMMENDATION OF THE GNI BOARD; EFFECTS AND REASONS FOR THE MERGER

     From January 6, 1998 until February 10, 1998, the Special Committee evaluated and reported on the offer by 399 Partners. At its February 10, 1998 meeting, the Board of Directors received presentations by Sanders Morris with respect to the fairness of the $7.00 per share in cash to be received by the stockholders in the Merger from a financial point of view. Following their presentation, Sanders Morris delivered its opinion that the cash consideration to be received by the stockholders in the Merger was fair from a financial point of view to such stockholders. Messrs. Rush and Harris, III and Ms. Ratliff have adopted the analysis of Sanders Morris with respect to the transaction.

     The vote of a majority of all shares of GNI Common Stock outstanding, whether held by affiliated or unaffiliated stockholders, is required to approve the Merger.

     THE BOARD OF DIRECTORS, IN A VOTE OF 4 TO 1, WITH ALL DIRECTORS EXCEPT MR. LYONS VOTING IN FAVOR, DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS VOTE IN FAVOR OF THE APPROVAL OF THE MERGER AND THE MERGER AGREEMENT. OF THOSE DIRECTORS WHO HAVE NO INTEREST IN THE SUBJECT TRANSACTION BEYOND THAT OF THE STOCKHOLDERS GENERALLY, A MAJORITY HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE UNAFFILIATED STOCKHOLDERS. SEE "-- INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS."

     In reaching its determination and recommendation, the Board was influenced by the following factors:

          (i) The extensive process conducted by First Analysis in seeking alternatives to increase stockholder value, including the solicitation process conducted by First Analysis to locate strategic or financial acquirors for all or any part of the business of the Company;

          (ii) The analysis presented by Sanders Morris and the opinion of Sanders Morris to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the $7.00 per share in cash to be received by GNI stockholders in the Merger was fair to such holders from a financial point of view;

          (iii) The public announcement of the Company's negotiation with a third party regarding a potential business combination in March 1997, which was ultimately announced as being unsuccessful, did not produce any credible prospective strategic or financial partner or acquiror with any other transaction involving the Company or any part of its business;

          (iv) The public announcement of the Company's execution of the Letter of Intent on January 23, 1998 and the three-week period leading to the execution of the Merger Agreement did not produce any other party proposing to offer any other transaction for the Company to consider;

          (v) The likelihood of completing the Merger with the combined resources of 399 Partners and Green I, together with the nature and sources of financing, including that to be provided by other sources, contemplated to complete the Merger; and

          (vi) The Company's history of inconsistent earnings, the Company's high capital requirements, and its failure to meet analyst expectations make it improbable that GNI Common Stock will be valued in the public market at levels consistent with the Company's prospects.

     In approving the transaction, the Board of Directors was aware of and considered as a negative factor that as a result of the Merger, GNI's stockholders would no longer participate in the future growth and earnings of the Company. However, taking into account that the Company's results consistently did not meet investors' expectations and analysts estimates, the Board of Directors believed that a sale of the Company would achieve a fair price for the Company and a greater value for GNI's stockholders than if it remained a public company.

     In view of the wide variety of factors considered in connection with its consideration of the proposed Merger, the Board of Directors did not find it practicable, and did not quantify or otherwise attempt, to assign relative weights to the specific factors considered in reaching its determination; however, the Board of Directors and its financial advisors, First Analysis and Sanders Morris Mundy Inc., took note of (i) the Company's history of not meeting analyst expectations and its inability to predict accurately future revenues or earnings and (ii) the Company's average stock price of $5.20 for the three months preceding the announcement of the Letter of Intent.

     The Board of Directors considered that, although the Merger Agreement provides that the Company may not solicit or encourage any Acquisition Proposal, as defined in the Merger Agreement, the Company may, if the Board's fiduciary responsibilities under applicable law (as advised by counsel) so require, participate in negotiations with third parties with respect to a superior Acquisition Proposal before the Merger is consummated; and it considered that the Merger Agreement, among other things, permits the Company to terminate the Merger Agreement upon a determination that the Board's failure to pursue another proposal would be reasonably likely to breach its fiduciary duties. In this connection, the Board of Directors considered the effect on offers or proposals for an Acquisition Proposal that could be caused by the provisions of the Merger Agreement that provide for the payment or reimbursement of expenses incurred by Green I and the payment of a termination fee under certain circumstances. The Board of Directors believed that (i) an extensive solicitation process had taken place; (ii) the lack of an expression of interest in light of two public announcements (March 13, 1997 and January 23, 1998) made it unlikely that an Acquisition Proposal with another party would materialize; (iii) preliminary proposals received from 399 Partners and the financing resources of 399 Partners and Green I enhanced the probability of closing the transaction; and (iv) 399 Partners made it clear that it would withdraw its offer if the termination fees and expense reimbursement terms of the Merger Agreement were not accepted. After considering these factors, the Board concluded that the provisions relating to the expense reimbursement and termination fees requested by 399 Partners and Green I were not unreasonable and that the Company still would be able to entertain a superior Acquisition Proposal that would benefit the stockholders.

THE BOARD'S RECOMMENDATION

     THE GNI BOARD HAS APPROVED THE MERGER AGREEMENT, THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE STOCKHOLDERS OF GNI VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

POSITIONS OF HOLDERS OF ROLLOVER SHARES

     Messrs. Rush and Harris, III and Ms. Ratliff have adopted the analysis of Sanders Morris with respect to the transaction. Based upon the analyses of Sanders Morris and their understanding of factors considered by the Board of Directors, Messrs. Rush and Harris, III and Ms. Ratliff reasonably believe that the Merger is fair to the unaffiliated stockholders of the Company.

PURPOSES AND REASONS OF 399 PARTNERS AND GREEN I FOR THE MERGER

     The purposes of the Merger are to enable 399 Partners, facilitated by its participation in Green I, to make an investment in the Company.

     The transaction has been structured as a merger pursuant to which GNI is the surviving corporation and certain current officers and directors of GNI retain an equity interest in the Company in order (i) to preserve the corporate identity of the Company and its existing contractual arrangements with third parties, (ii) to avoid negative tax consequences and (iii) to enable 399 Partners, facilitated by its participation in Green I, to make an investment in the Company.

POSITIONS OF 399 PARTNERS AND GREEN I AS TO FAIRNESS OF THE MERGER

     399 Partners and Green I, as the parties proposing to acquire the Company, did not participate in the deliberations of the Board of Directors regarding, or receive advice from the Company's financial advisors as to, the fairness of the Merger to the Company's stockholders. As a result, 399 Partners and Green I are not in a position to specifically adopt the conclusions of the Board as to such matters. In addition, neither 399 Partners nor Green I has conducted any separate investigation, analysis or formal evaluation with respect to the fairness of the Merger to the stockholders of the Company.

     However, 399 Partners and Green I have analyzed publicly available information, as well as other information that is set forth in this Proxy Statement, regarding GNI. Based upon that analysis and their understanding from discussions with senior management of the Company regarding the factors considered by the Board set forth herein, 399 Partners and Green I believe that the Merger is fair to the Company's stockholders (other than holders of the Rollover Shares). In addition, the results of the due diligence investigation conducted by 399 Partners, including the estimates discussed below under "-- Estimates of Future Operations," visits to the Company's facilities, document review and analysis of publicly available information regarding comparable companies in the industry, validated the position of 399 Partners and Green I as set forth above. In particular, 399 Partners and Green I have considered (i) the historical market prices for shares of the GNI Common Stock, as reported on The Nasdaq Stock Market, including (x) the average stock price of $5.20 for the three months preceding the announcement of the Letter of Intent, and (y) the range from a low of $4.75 to a high of $8.1875 during the 52 weeks prior to January 23, 1998; (ii) the substantial premium the $7.00 per share cash price represents in relation to the historical market prices for the GNI Common Stock, including the approximately 43.4% premium of that price over the closing price on January 23, 1998 (see "-- Fairness Opinion"); (iii) the extent of the Board's efforts to sell the Company described in "Background of the Merger Transaction;" (iv) the fact that the Company's two largest institutional stockholders agreed to enter into Voting Agreements to vote their shares of GNI Common Stock in favor of the Merger Agreement and the transactions contemplated thereby (see Exhibit E to the Schedule 13E-3); (v) the receipt by the Board of the written opinion of its independent financial advisor (see "-- Fairness Opinion") to the effect that, based on the assumptions made, matters considered and limits of the review undertaken, the Merger is fair from a financial point of view to GNI's stockholders (other than holders of the Rollover Shares); (vi) the arm's-length nature of the negotiations between 399 Partners, Green I and the Company; and (vii) the other analyses of and factors examined by the Board of Directors (as set forth in detail above in "-- Recommendation of the GNI Board; Effects and Reasons for the Merger"). Although neither 399 Partners nor Green I has assigned specific relative weights to the aforementioned factors, 399 Partners and Green I believe they provide a reasonable basis for the belief that the Merger is fair to the stockholders of the Company (other than holders of the Rollover Shares). This belief should not, however, be construed as a recommendation to the Company's stockholders by 399 Partners and Green I to vote to approve the Merger Agreement and the transactions contemplated thereby.

FAIRNESS OPINION

     The Special Committee of the GNI Board of Directors recommended to the Board of Directors that it retain the financial advisory services of Sanders Morris to provide its opinion as to the fairness, from a financial point of view, of the Merger to GNI's stockholders. The GNI Board of Directors retained Sanders Morris, and on February 10, 1998, Sanders Morris made a presentation to the Board of Directors.

     The following is a summary of that presentation and a summary of the financial analyses used by Sanders Morris in arriving at its opinion to GNI's Board of Directors as to the fairness, from a financial point of view, of the Merger to GNI's stockholders. A copy of Sanders Morris' written opinion to GNI's Board of Directors, dated February 10, 1998, is attached in its entirety as Annex A.

     Comparable Companies Analysis. Sanders Morris reviewed and compared certain financial information of GNI to corresponding financial information, ratios, and public market multiples for nine publicly traded corporations in the waste management and chemicals manufacturing industries: Clean Harbors, Inc., Laidlaw Environmental Services, Perma-Fix Environmental Services, Safety-Kleen Corporation, Great Lakes Chemical Corporation, Sybron Chemicals Inc., Tetra Technologies Inc., Cambrex Corporation, and Industrial Specialty Products, Inc. (the "Comparable Companies"). Sanders Morris calculated and computed various financial multiples and ratios of the Comparable Companies based on the most recent publicly available information and compared such data to similar data of the Company. Such data and ratios included (i) enterprise value ("Enterprise Value" defined as market value of common equity plus Net Debt ("Net Debt" is defined as long-term debt plus preferred stock less cash and cash equivalents)) as a multiple of net sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), and operating income for the latest reported twelve months ("LTM"), and (ii) the ratios of the current stock prices of Comparable Companies to LTM net income, estimated fiscal year 1998 and 1999 earnings per share based on median Institutional Brokers Estimate System earnings estimates and book value as of the most recent balance sheet date. Such ratios were compared to the applicable LTM operating data, most recent balance sheet data, and projected earnings of the Company to determine a Comparable Companies-based market value of the GNI Common Stock. The results of Sanders Morris's analysis indicated an aggregate market value of GNI's Common Stock ranging between $27.1 million and $75.3 million with a mean of $48.7 million implying a value per share of GNI Common Stock ranging between $3.75 and $10.42 with a mean value per share of $6.88, which approximates the merger consideration of $7.00.

     Discounted Cash Flow Analysis. Sanders Morris performed a discounted cash flow analysis for GNI using projections provided by management of the Company. Sanders Morris calculated the estimated projected "Free Cash Flows" of the Company based on unleveraged operating income adjusted for (i) taxes, (ii) certain projected non-cash items (i.e. depreciation and amortization); (iii) projected changes in working capital; and (iv) projected capital expenditures. Sanders Morris calculated a net present value of Free Cash Flows for GNI for the years 1998 through 2002 using discount rates ranging from 16% to 22%. Sanders Morris calculated GNI's terminal value in the year 2002 based on multiples of five times Free Cash Flow to eight times Free Cash Flow. These terminal values were then discounted to present value using discount rates ranging from 16% to 22%. The range of equity values were then divided by the fully-diluted shares of GNI Common Stock to determine a range of equity values per share. Such analysis resulted in implied values per share that ranged from $6.58 to $11.88 with a mean value per share of $8.48, reflecting the mean assumed discount rate of 19%. Based on the significant projected period-to-period increases in the financial performance of the Company, Sanders Morris performed a sensitivity analysis between the assumed projection period used in the Discounted Cash Flow Analysis and the implied mean value per share. Sanders Morris noted that if the mean discount rate of 19.0% were held constant but the assumed projection period ended in the calendar years December 31, 1998, 1999, 2000, 2001, or 2002, the implied mean values per share were $2.92, $5.45, $6.95, $6.83, and $8.48, respectively. Sanders Morris made particular note that the implied value per share exceeded the Merger Consideration of $7.00 per share only in the instance where the assumed projection period extended through calendar year 2002.

     During discussions with the Company regarding its historical and projected financial performance, Sanders Morris further noted that estimates and assumptions underlying the projections provided reflected significant economic and competitive uncertainties beyond GNI's control, particularly among the more distant periods presented.

     Transactions Analysis. Sanders Morris reviewed publicly available information regarding selected transactions involving waste management and chemicals manufacturing companies occurring between January 1, 1994 and February 10, 1998. Sanders Morris was able to identify 17 transactions within the waste management industry and 19 transactions within the chemical manufacturing industry (individually, a "Comparable Transaction" and collectively, "Comparable Transactions") for which it computed ratios including (i) Enterprise Value as a multiple of net sales, EBITDA, and LTM operating income, and (ii) the ratios of the current stock prices of the Comparable Companies to LTM net income and book value as of the most recent balance sheet date. Such ratios were compared to the applicable LTM operating data and most recent balance sheet data to determine a "Comparable Transactions-based value" of the Company's Common Stock. The results of Sanders Morris' analysis indicated an aggregate market value of GNI's Common Stock ranging between $35.4 million and $66.2 million, when calculated by excluding the highest and lowest "Comparable Transactions-based values," implying a value per share ranging between $4.90 and $9.15. The arithmetic mean of this range of values is $53.2 million, implying a mean value per share of $7.37, which approximates the merger consideration of $7.00. During its review of the Transaction Analysis, Sanders Morris observed that, on average, the 17 transactions identified within the waste management industry, reflected significant implied premiums relative to the 19 transactions identified within the chemicals manufacturing industry. Specifically, the mean value per share of GNI's Common Stock implied by identified transactions within the waste management industry was $8.58 as compared to a mean of $6.26 per share implied by identified transactions within the chemicals manufacturing industry. Based on its experience within the waste management industry, Sanders Morris believes that the relative purchase price premiums experienced therein reflect, for the most part, the perceived significant and immediate significant cost synergies that acquiring companies may realize upon integration of acquired companies with existing, geographically duplicative operations.

     Premium Analysis. Sanders Morris compared the premium represented by the merger consideration of $7.00 to the closing prices of GNI Common Stock one day, one week and one month prior to the announcement date to the average premiums implied by the Comparable Transactions. The analysis indicated that the merger consideration represented premiums of 43.4%, 55.6% and 47.5% relative to the closing prices of GNI's Common Stock one day, one week and one month prior to the announcement date respectively. Sanders Morris compared this data to similar data implied by the Comparable Transactions consummated within the waste management industry noting that the premiums paid relative to the closing stock prices one day, one week, and one month prior to the announcement dates thereof were, on average, 30.9%, 37.3%, and 44.5%, respectively. Sanders Morris made similar comparisons to Comparable Transactions consummated within the chemicals manufacturing industry noting that the premiums paid relative to the closing stock prices one day, one week, and one month prior to the announcement dates thereof were, on average, 39.9%, 42.3%, and 42.9%, respectively. Sanders Morris noted that the premiums implied by the $7.00 merger consideration were in excess of the applicable premiums determined in the Comparable Transactions for which premium data was available.

     The summary set forth above does not purport to be a complete description of the analyses performed by Sanders Morris. The preparation of a fairness opinion involves various determinations as to the appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, not withstanding the separate factors summarized above, Sanders Morris believes that its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinions. In performing its analyses, Sanders Morris made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The future results of GNI may be significantly more or less favorable than suggested by such analyses.

     In providing its opinion, Sanders Morris relied upon the accuracy and completeness of all the financial and other information reviewed by it, including, without limitation, the representations set forth in the Merger Agreement, and assumed such accuracy and completeness. In that regard, Sanders Morris relied upon the management of GNI as to the reasonableness and achievability of the financial forecasts (and the assumptions and bases thereof) provided to Sanders Morris, and with the consent of GNI, assumed that such forecasts reflect the best currently available estimates and judgements of management. In addition, Sanders Morris has not made an independent evaluation or appraisal of the assets or liabilities of GNI or any of its subsidiaries nor has Sanders Morris been furnished with any such evaluation or appraisal. The financial advisory services and opinion of Sanders Morris have been provided for the information and assistance of the Board of Directors of GNI in connection with its consideration of the transaction contemplated by the Merger Agreement and such opinion does not constitute a recommendation as to how any holder of GNI Common Stock should vote with respect to the Merger. The Company has requested that Sanders Morris provide a bring-down letter dated as of the date that this Proxy Statement is mailed to GNI stockholders.

     Pursuant to the terms of a letter dated February 4, 1998, as amended, GNI agreed to pay Sanders Morris a fee of $245,000, $135,000 of which was previously paid and $110,000 of which will be paid upon consummation of the Merger. The letter states that in the event that Sanders Morris is required to provide additional services, including the delivery of additional opinions in the event that the terms of the Merger change, GNI must pay an additional fee of $50,000 to Sanders Morris. GNI has also agreed to reimburse Sanders Morris promptly for all out-of-pocket expenses (including the reasonable fees and out-of-pocket expenses of counsel) incurred by Sanders Morris in connection with its engagement, and to indemnify Sanders Morris and certain related persons against liabilities in connection with its engagement, including liabilities under the Federal securities laws. The terms of the fee arrangement with Sanders Morris, which Sanders Morris and GNI believe are customary in transactions of this nature, were negotiated at arm's length between GNI and Sanders Morris and the GNI Board of Directors was aware of such arrangement, including the fact that a significant portion of the aggregate fee payable to Sanders Morris is contingent upon consummation of the Merger.

     In the ordinary course of business, Sanders Morris may actively trade the securities of GNI for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Sanders Morris has provided financial advisory services to GNI in the past.

ESTIMATES OF FUTURE OPERATIONS

     The Company does not, as a matter of course, make public forecasts or estimates as to future financial results. However, management of the Company, in connection with the possible sale of the Company, prepared and provided to First Analysis, representatives of the Special Committee, Sanders Morris and various financing sources certain estimates of future operations to be used in connection with their analyses of the Merger and the consideration to be paid in the Merger. The Company's estimates of future operations dated February 9, 1998 are summarized in the table below, and do not reflect the debt to be incurred in connection with the Merger. In addition, both prior to and after February 9, 1998, the Company prepared and provided to these parties estimates of future operations which reflected actual results of operations to the date of delivery, together with estimates of future operations from the date of delivery for the period presented. None of these estimates was prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. See "The Merger -- Debt Financing." KPMG Peat Marwick LLP, the Company's independent public accountants, have not performed any procedures with respect to these estimates of future operations. Although the Company believes it had a reasonable basis for the estimates at the time of their presentation, they are only an estimate, and actual results may vary considerably. Actual results may be materially higher or lower than those shown. Representatives of the Company, the GNI Board of Directors and their advisors, agents and representatives believe that, because estimates of future operations of this type are based on a number of significant uncertainties and contingencies, all of which are difficult to predict and most of which will be beyond the control of the Company, there can be no assurance that any of these estimates will be realized.

     The 1998 estimates of future operations reflect the Company's detailed operating plan while the estimates for the remaining years were developed by senior management in contemplation of seeking and implementing a transaction to enhance stockholder value.

                                                          1998E     1999E     2000E     2001E     2002E
                                                         -------   -------   -------   -------   -------
                                                                         (IN THOUSANDS)
Revenues...............................................  $45,740   $55,976   $66,182   $69,695   $73,466
Cost of Services.......................................   24,917    28,490    32,585    34,488    36,523
Gross Margin...........................................   20,823    27,486    33,597    35,207    36,943
Total Operating Expenses...............................   12,423    12,888    13,111    13,122    13,338
Operating Income.......................................    8,400    14,598    20,486    22,085    23,605
Earnings before interest, taxes, depreciation and
  amortization and loss (gain) on disposition of fixed
  assets...............................................   15,660    21,863    27,411    28,403    29,458

     During the last six months, the Company has entered into four long-term contracts with major chemical manufacturers which are expected to contribute revenues in the fiscal year ended 1999, all of which have been incorporated into the 1998 estimates of future operations set forth above. These estimates of future operations assume that GNI will continue to operate its business as presently operated and do not include the changes made to the Company's refined acetonitrile business on June 5, 1998. As the Board of Directors has been considering changes to the manner in which the Company conducts its acetonitrile business, the Board of Directors also estimated an annual EBITDA adjustment of $1.1 million to give effect to the changes being considered at the time. On June 5, 1998, the Company entered into a definitive agreement with another party pursuant to which GNI will sell its crude acetonitrile supply (11,000,000 pounds/year minimum) to this party and manufacture refined acetonitrile for such party on a tolling basis beginning July 1, 1998. GNI will process crude acetonitrile into refined acetonitrile for this party for a minimum of 13 months during the period starting July 1, 1998 and ending on June 30, 2000. Currently, the Company's acetonitrile business contributes approximately $600,000 in EBITDA per year. See "Summary of Selected Historical and Pro Forma Financial Information." In addition, the Company's estimates of future operations were focused on the cash flow of the business and the Company did not attempt to estimate net income or earnings per share amounts. In connection therewith, the Company made no assumptions regarding capital which may be required to support this growth. The estimates are based on sales and operating assumptions that include (i) an increase in sales from $44.4 million in 1998 to $73.5 million in 2002, and (ii) an increase in the operating margin from 16.5% of sales in 1998 to 32.2% of sales in 2002. The sales growth results from the assumed increase in the Company's specialty chemicals business and the assumed acquisition of product lines although none have been specifically identified. The revenues from the Company's hazardous waste management operations are expected to increase primarily from increased pricing over the period. The expansion of operating margin is a result of better utilization of chemical processing equipment and declining sales, general and administrative and depreciation and amortization expenses as a percentage of sales. See "Conduct of GNI's Business After the Merger."

     These estimates of future operations do not give effect to the Merger (including payment of any fees or expenses) or the Debt Financing. The fact that the estimates were furnished to 399 Partners and certain other parties who had expressed an interest in the purchase of GNI or its assets and subsequently were adapted for inclusion in information given to prospective lenders and investors in GNI, as the surviving corporation, should not be regarded as an indication that GNI or any person who received such information consider them an accurate prediction of future events. Because the estimates and assumptions underlying the above estimates are inherently subject to significant economic and competitive uncertainties beyond GNI's control, there can be no assurance that the projected results can be realized or that actual results would not be higher or lower than those estimated. See "Summary of Selected Historical and Pro Forma Financial Information of GNI" for actual results for the year ended June 30, 1997. Moreover, such estimates of future operations are included in this Proxy Statement only because such information was provided to 399 Partners and certain other parties who had expressed an interest in acquiring GNI, and prospective lenders and other investors. Consequently, the inclusion of the estimates of future operations herein should not be regarded as a representation by the Company, the holders of Rollover Shares, or any other person or entity that these results will be achieved. Readers are cautioned not to place undue reliance on this information. Based upon these estimates provided by GNI, 399 Partners has provided its own estimates of future operations to prospective lenders and other investors which reflect somewhat less favorable assumptions in the later years.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS

     In considering the recommendation of GNI's Board of Directors with respect to the Merger, the Merger Agreement and the transactions contemplated thereby, GNI's stockholders should be aware that certain members of GNI's management and Board of Directors have interests in the Merger which are in addition to the interests of stockholders of GNI generally. Following the Merger, Messrs. Rush and Harris, III and Ms. Ratliff will continue to participate as stockholders of GNI as the surviving corporation. In the aggregate, Messrs. Rush and Harris, III and Ms. Ratliff will own approximately 13.2% of the common stock of the surviving corporation and approximately 2% of the preferred stock of GNI as the surviving corporation. The balance of the common stock and the preferred stock of the surviving corporation will be owned by 399 Partners. For a detailed explanation of ownership of capital stock of GNI after the Merger, see "The Merger -- Ownership of Capital Stock." The Board of Directors of GNI was aware of these interests and considered them, among other matters, in approving the Merger, the Merger Agreement, and the transactions contemplated thereby.

     Ownership of GNI Following the Merger. Mr. Carl V Rush, Jr., a Director and the President and Chief Executive Officer of GNI, had beneficial ownership, directly or indirectly, of 5,000 shares of GNI Common Stock (less than 1% of the GNI Common Stock). As of the date hereof, Mr. Rush held options to purchase 273,000 shares of GNI Common Stock at a weighted average exercise price of $4.39. Mr. Rush will exercise and receive the cash consideration in the Merger (or, with respect to shares subject to options, the cash consideration in the Merger less the option exercise price) with respect to approximately 241,584 of these option shares and Mr. Rush will continue to hold approximately 36,416 shares of GNI Common Stock which will not be converted into the right to receive the cash consideration in the Merger. These 36,416 shares will represent approximately 31.8% of the Class A (voting) Common Stock of GNI as the surviving corporation, and approximately 6.4% of the total (voting and non-voting) common stock of GNI as the surviving corporation. Mr. Rush will exercise and pay the consideration relating to his options to purchase 31,416 shares of Common Stock before the effective date of the Merger, which together with Mr. Rush's 5,000 shares of GNI Common Stock, will be retained after the Merger. Mr. Rush will also own approximately 0.96% of the preferred stock of the surviving corporation.

     Mr. Titus H. Harris, III, who serves as Executive Vice President, Chief Financial Officer and Secretary of GNI, had beneficial ownership, directly or indirectly, of 57,370 shares of GNI Common Stock (less than 1% of the GNI Common Stock). As of the date hereof, Mr. Harris, III held options to purchase 159,000 shares of GNI Common Stock at a weighted average exercise price of $4.46. Mr. Harris, III will continue to hold approximately 36,416 shares of GNI Common Stock after the Merger which will represent approximately 31.8% of the Class A (voting) Common Stock of GNI as the surviving corporation, and approximately 6.4% of the total (voting and non-voting) common stock of GNI as the surviving corporation. Mr. Harris, III will receive the cash consideration in the Merger (or, with respect to shares subject to options, the cash consideration in the Merger less the option exercise price) with respect to approximately 179,954 shares of GNI Common Stock. Mr. Harris, III will also own approximately 0.96% of the preferred stock of the surviving corporation.

     Ms. Ratliff, who serves as Treasurer of the Company, does not beneficially own any shares of GNI Common Stock. As of the date hereof, Ms. Ratliff held options to purchase 25,000 shares of GNI Common Stock at a weighted average exercise price of $4.00. Ms. Ratliff will exercise and receive the cash consideration in the Merger, less the option exercise price, with respect to approximately 22,323 of these option shares. Ms. Ratliff will exercise and pay the consideration relating to her options to purchase 2,677 shares of GNI Common Stock before the effective date of the Merger and Ms. Ratliff will continue to hold these 2,677 shares of GNI Common Stock which will not be converted into the right to receive the cash consideration in the Merger. These 2,677 shares will represent approximately 2.3% of the Class A (voting) common stock of GNI, as the surviving corporation, and approximately 0.47% of the total common (voting and non-voting) stock of GNI as the surviving corporation. Ms. Ratliff will also own approximately .07% of the preferred stock of the surviving corporation. See "The Merger -- Ownership of Capital Stock" and "-- Certain Effects of the Merger."

                                   THE MERGER

OWNERSHIP OF CAPITAL STOCK

     In connection with the Merger, each outstanding share of GNI Common Stock, other than the Rollover Shares, will be canceled and converted into the right to receive $7.00 per share in cash. All of the Rollover Shares owned by Messrs. Rush and Harris, III and Ms. Ratliff will be converted into shares of Class A Common Stock of GNI, representing approximately 66% of the Class A Common Stock of GNI after the Merger, which represents approximately 13.2% of the overall common stock of GNI after the Merger, as more fully described below. In addition, Messrs. Rush and Harris, III will each be entitled to purchase up to 1,791.35 shares of Series A Preferred Stock and Ms. Ratliff will be entitled to purchase up to 131.7 shares of Series A Preferred stock, at a price of $100 per share, representing in total approximately 2.007% of the outstanding Series A Preferred Stock. Currently, there is no Preferred Stock outstanding. See
"-- Certain Effects of the Merger." In addition, (i) each share of common stock of Green I immediately outstanding prior to the Effective Time of the Merger will be cancelled and converted into one share of Class A or Class B Common Stock of GNI, as the surviving corporation and (ii) each share of Series A preferred stock of Green I outstanding prior to the Effective Time in the Merger will be cancelled and converted into one share of Series A Preferred Stock of the surviving corporation. As a result of the cancellation and conversion of the shares of Green I described above, 399 Partners will hold 181,286 shares of Preferred Stock, 39,121 shares of Class A Common Stock and 456,799 shares of Class B Common Stock. See "Special Factors -- Interests of Directors and Executive Officers."

     The following table sets forth certain information with respect to the beneficial ownership of the Preferred Stock (as defined below) and Common Stock (as defined below) of the Company immediately following the Merger and the transactions contemplated thereby.

                                                       NUMBER AND PERCENT OF SHARES
                             ---------------------------------------------------------------------------------
                                                       CLASS A               CLASS B
                              PREFERRED STOCK          STOCK(1)             STOCK(2)           TOTAL COMMON
                                (NON-VOTING)           (VOTING)           (NON-VOTING)             STOCK
                             ------------------   ------------------   -------------------   -----------------
NAME OF BENEFICIAL OWNER      NUMBER    PERCENT   NUMBER     PERCENT   NUMBER      PERCENT   NUMBER    PERCENT
------------------------     --------   -------   ------     -------   -------     -------   -------   -------
399 Venture Partners,
  Inc......................   181,286    98.0%    39,121      34.13%   456,799        100%   495,920    86.8%
Carl V Rush, Jr............   1,791.3    0.97%    36,416       31.8%        --         --%    36,416     6.4%
Titus H. Harris, III.......   1,791.3    0.97%    36,416       31.8%        --         --%    36,416     6.4%
Donna L. Ratliff...........     131.7    0.07%    2,677         2.3%        --         --%     2,677    0.47%

---------------

(1) Does not include shares of Class A Stock issuable upon conversion of Class B Stock.

(2) Does not include shares of Class B Stock issuable upon conversion of Class A Stock.

     Preferred Stock. The Company's Amended and Restated Certificate of Incorporation (the "Amended Certificate"), which is attached as an exhibit to the Merger Agreement attached as Exhibit B hereto, will provide that the Company may issue 185,000 shares of Preferred Stock, all of which will be designated as 12% Series A Cumulative Compounding Preferred Stock. The Preferred Stock, which will be non-voting stock, will have a stated value of $100 per share and will be entitled to semi-annual dividends when, as and if declared, which dividends will be cumulative, whether or not earned or declared, and will accrue at a rate of 12%, compounding annually. The vote of a majority of the outstanding shares of Preferred Stock, voting as a separate class, will be required to (i) amend the Company's Certificate of Incorporation or By-Laws if such amendment would adversely affect the relative rights and preferences of the holders of the Preferred Stock, (ii) authorize the issuance of any class of Preferred Stock which ranks senior to or pari passu with the Preferred Stock with respect to dividends upon liquidation, dissolution or winding up of the Company, (iii) increase the number of shares of Preferred Stock authorized for issuance or (iv) issue after the effective time any shares of Preferred Stock (with certain exclusions) except for issuances of shares of Preferred Stock which have been redeemed or otherwise acquired. Except as described in the immediately preceding sentence or as otherwise required by law, the Preferred Stock will not be entitled to vote. The Company may not pay any dividend upon (except for a dividend payable in Junior Stock, as defined below), or redeem or otherwise acquire shares of, capital stock junior to the Preferred Stock (including the Company Common Stock)

("Junior Stock") unless all cumulative dividends on the Preferred Stock have been paid in full. Upon liquidation, dissolution or winding up of the Company, holders of Preferred Stock will be entitled to receive out of the legally available assets of the Company, before any amount shall be paid to holders of Junior Stock, an amount equal to $100 per share of Preferred Stock, plus all accrued and unpaid dividends to the date of final distribution. If such available assets are insufficient to pay the holders of the outstanding shares of Preferred Stock in full, such assets, or the proceeds thereof, will be distributed ratably among such holders. The Preferred Stock will not be mandatorily redeemable prior to the earlier of July 31, 2010 and the date upon which a Sale of the Company or a Qualifying Offering (as such terms are defined in the Stockholders' Agreement) occurs.

     Common Stock. The Amended Certificate will provide that the Company may issue 3,000,000 shares of Common Stock, divided into two classes consisting of 1,500,000 shares of Class A Stock and 1,500,000 shares of Class B Stock. The holders of the Class A Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders of the Company. Except as required by law, the holders of Class B Stock will have no voting rights. Under the Amended Certificate, a holder of either class of Common Stock may convert any or all of his shares into an equal number of shares of the other class of Common Stock.

     Stock Options. The Merger Agreement provides that on the effective date of the Merger, GNI's stock option plans will terminate, and each option to purchase GNI Common Stock outstanding thereunder as of the Merger will be converted into the right to receive cash in exchange for the aggregate number of shares subject to such option multiplied by $7.00, less the sum of the aggregate exercise price for all of the shares of GNI Common Stock subject to such option, and any applicable withholding taxes, determined without regard to any vesting schedule that might otherwise apply.

     As of June 11, 1998, there were options outstanding to purchase an aggregate of 808,950 shares of GNI Common Stock at a weighted average exercise price of $4.76, which options were held by 22 persons.

     The following table sets forth, as to each executive officer of GNI, (i) the number of shares of GNI Common Stock subject to options held by such persons as of the Record Date, (ii) the respective weighted average per share exercise price of such options, and (iii) except as noted, the amount of cash such persons would be entitled to receive in connection with the Merger in respect of such option. The information appearing below with respect to beneficial ownership of GNI Common Stock has been determined as of June 11, 1998 and includes all vested and unvested options exercisable held by these persons. However, information as to the receipt of the cash consideration in the Merger for shares subject to outstanding options has been determined after giving effect to acceleration of the vesting of all outstanding options as a result of the Merger.

              NAME OF                  NUMBER OF SHARES     WEIGHTED AVERAGE     AGGREGATE NET
           OPTION HOLDER               SUBJECT TO OPTION     EXERCISE PRICE     VALUE OF OPTIONS
           -------------               -----------------    ----------------    ----------------
Carl V Rush, Jr.....................        273,000              $4.39             $  711,500
Titus H. Harris, III................        159,000               4.46                404,500
Dawn S. Born........................         75,000               5.96                 78,125
Richard M. Cochrane.................         72,200               5.26                125,700
Robert Griffith.....................         26,700               4.13                 76,700
Donna L. Ratliff....................         25,000               4.00                 75,000
W. R. Reeves........................         35,000               5.43                 55,000
All Directors and Executive Officers
  as a Group (11 persons)...........        665,900              $4.71             $1,526,525

     Compensation Arrangements. With the approval of Green I, on April 7, 1998, the GNI Board of Directors agreed to forgive a promissory note in the principal amount of $350,000, together with all accrued interest between Mr. Rush and the Company and a promissory note in the principal amount of $300,000, together with all accrued interest between Mr. Titus H. Harris, III and the Company. The Board of Directors has also authorized the reimbursement of $215,000 to Mr. Rush and $185,000 to Mr. Harris, III, representing federal income tax owing on the loan forgiveness, including federal income taxes owing on this cash payment.

     In addition, following the consummation of the Merger, Messrs. Rush and Harris, III may receive bonuses of up to $366,500 and $297,000, respectively.

     Benefits Under Employment Agreements. GNI is not a party to any Employment Agreements with any of its executive officers that would require the payment of any lump sum severance amounts in the event of employment termination of the executive officer in the event of a "change of control" of GNI.

     Employment by GNI or Green I. As a result of the Merger, GNI will be the surviving corporation, and employees of GNI will remain employees of the surviving corporation. Green I has not indicated any present intention to change corporate management. Green I has advised Messrs. Rush regarding certain general terms of his employment; however, no formal employment agreement has been entered into between members of management and Green I.

     Indemnification. The Merger Agreement provides that after the effective date of the Merger, GNI, as the surviving corporation, will indemnify and hold harmless each person who served as a director or officer of GNI on or before the date of the Merger to the fullest extent permitted under the DGCL. All GNI officers and directors are parties to indemnification agreements providing for full and complete indemnification, including the advancement of expenses in connection with any litigation arising from their service as officers or directors of GNI.

     The Company's Certificate of Incorporation contains provisions eliminating a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of a director's fiduciary duty except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

     In addition, the Company's By-Laws permit the Company to indemnify GNI directors and officers to the fullest extent permitted under the law. The Company does not maintain director and officer insurance coverage for directors and officers of GNI.

LITIGATION

     On February 27, 1998, a complaint purporting to state a class action was filed in the Delaware Court of Chancery by William Chaffin and Marcia Chaffin, alleged to be stockholders of GNI, on behalf of themselves and all others similarly situated, against GNI and its directors. The plaintiffs allege that the Merger is wrongful, unfair and harmful to holders of GNI Common Stock, that the proposed consideration of $7.00 per share is not the result of arms-length negotiations or based upon any independent valuation of the current or projected value of GNI, and that the directors of the Company have conflicts of interest and have violated their fiduciary and other common law duties owed to the plaintiffs and other members of the class. The complaint seeks to enjoin the Merger and an unspecified amount of damages, in addition to payment of attorneys' fees and reimbursement of expenses.

     On June 5, 1998, the plaintiffs filed an amended class action complaint (the "Amended Complaint"). The Amended Complaint adds allegations based on information set forth in the Company's original filing of preliminary proxy materials, filed with the Securities and Exchange Commission on April 16, 1998. In addition, the Amended Complaint (i) names Mr. Titus H. Harris, III as a defendant, (ii) does not name Mr. Lyons as a defendant; and (iii) eliminates the request to enjoin the Merger which was set forth in the original complaint.

CERTAIN EFFECTS OF THE MERGER

     Although the Merger will provide stockholders of GNI liquidity for their shares at a premium of 55% over the average closing price for the four-week period immediately preceding the date the Merger was first announced, the Company's current stockholders will not have an opportunity to continue their equity interest in GNI as an ongoing corporation and therefore will not share in the future earnings and potential growth of GNI, nor have the right of equity ownership. Upon consummation of the Merger, the GNI Common Stock will no longer be traded on The Nasdaq Stock Market, trading information will no longer be available and the registration of the GNI Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated. The termination of the registration of the GNI Common Stock under the Exchange Act will reduce the information required to be furnished to the Securities and Exchange Commission and will make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy or information statement in connection with stockholder meetings, no longer applicable. However, in connection with the Company's Notes Offering, the Company may be required to file reports with the Securities and Exchange Commission for a period of one year, or possibly longer. See "Debt Financing."

     In contrast to the foregoing, the Rollover Shares will remain outstanding after the Merger. Thus, the holders of the Rollover Shares will share in the future earnings and potential growth of GNI. Although an investment in GNI following the consummation of the Merger involves substantial risk resulting from the limited liquidity of any such investment and the high debt-to-equity ratio and consequent substantial fixed charges that will apply to GNI subsequent to the Merger, if the projections made by GNI are realized, the value of such an equity investment would be considerably greater than the original cost thereof. Further, even if the projections are not met, the investors in GNI may earn a substantial return on their investment. See "-- Estimates of Future Operations." The holders of the Rollover Shares currently hold 0.79% of the Common Stock of GNI and options, which if exercised would constitute 6% of the Common Stock of GNI. As a result of the Merger, the holders of Rollover Shares will own approximately 13.2% of the aggregate shares of Common Stock of GNI and approximately 2% of the shares of Preferred Stock. After giving effect to options to purchase GNI Common Stock, prior to the transaction Messrs. Rush and Harris, III and Ms. Ratliff owned 6.79% of GNI, in GNI Common Stock and options to purchase GNI Common Stock, which represented $1,793,805 of the net book value of the Company and $96,761 of the GNI net earnings as of March 31, 1998. As a result of the Merger, after giving effect to options to purchase GNI Common Stock, Messrs. Rush and Harris, III and Ms. Ratliff will own approximately 13.2% of the common stock of GNI as the surviving corporation which represents ($4,444,267) of the net book value of the Company and ($252,071) of the net earnings as of March 31, 1998, using the Pro Forma Financial Information.

     The receipt of cash pursuant to the Merger will be a taxable transaction. See "Federal Income Tax Consequences."

CONDUCT OF GNI'S BUSINESS AFTER THE MERGER

     As a condition to closing of the Merger, other than Mr. Rush, all directors will submit their resignations effective as of the effective date of the Merger. Neither the Company nor Green I has any present intention to change the composition of management. However, Ms. Born has indicated her intention to resign from the Company effective July 1, 1998, in order to pursue a private legal practice. Except as noted below, Green I and members of management of GNI expect that the day to day business and operations of GNI will be conducted substantially as they are currently being conducted by GNI.

     GNI has made changes to the manner in which it conducts its speciality chemicals business. The Company has recently shifted its focus from short-term projects for a large number of customers to long-term outsourcing contracts with major manufacturers. During the last six months, GNI has entered into four long-term contracts with major chemical manufacturers. Additionally, on June 5, 1998, the Company entered into a definitive agreement with another party pursuant to which GNI will sell its crude acetonitrile supply (11,000,000 pounds/year minimum) to this party and manufacture refined acetonitrile for such party on a tolling basis beginning July 1, 1998. GNI will process crude acetonitrile into refined acetonitrile for this party for a minimum of 13 months during the period starting July 1, 1998 and ending on June 30, 2000. See "Special
Factors -- Estimates of Future Operations."

     With respect to all of its operations, the Company continuously evaluates opportunities for growth and development. Management expects that future revenue growth will be dependent upon a corresponding increase in the asset base and working capital used by the Company. Historically, the Company has financed its growth through funds generated from operations, borrowings under various credit arrangements with a commercial bank and private placements of shares of Common Stock, preferred stock and subordinated debt. In order to finance the future growth and development of the Company, the Company will require additional capital. Subsequent to the Merger, GNI may have access to new or expanded sources of capital. Consequently, the Company may be able to consider transactions that are not presently available to the Company. The Company's strategic objective has been and will be to grow the business by building on its stable and leading position in deepwell disposal while continuing to expand its position in specialty chemical manufacturing. The strategy is designed to capitalize on the Company's strong waste management operations while continuing to develop new processes and technologies in order to treat and dispose of an even wider variety of waste streams, and then aggressively market these capabilities to both new and existing customers. On the chemical side of the business, the Company's strategic objective is to continue to exploit the growing outsourcing trend among large chemical producers by building upon long-term manufacturing alliances to facilitate optimal production planning, high facility utilization and stable economics on an ongoing basis. Management intends to selectively pursue add-on acquisitions for both businesses. To the extent that the Company has the opportunity for growth by means of acquisition and development, it will consider such opportunities. More specifically, the Company intends to make strategic acquisitions in both the waste management and chemical businesses. The Company will target opportunities which enable it to leverage existing management expertise, increase its facility and equipment utilization, expand its range of services offered and expand its geographic reach. With current consolidation in the waste industry, management believes that opportunities will exist to further expand through select acquisitions the services offered to its customers. Within the chemical industry, management believes that acquisition opportunities exist in chemical manufacturing, in both the specialty and custom areas, to add to the Company's technical and mechanical capabilities. See "Special Factors -- Estimates of Future Operations."

SELECTED PRO FORMA FINANCIAL INFORMATION

     The Company has prepared pro forma financial information which gives effect to the Merger and the Debt Financing (and the application of the net proceeds therefrom), which has been included in this Proxy Statement and appears in pages P-1 through P-5.

EFFECTIVE DATE

     The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be specified in the Certificate of Merger. The date and time of effectiveness of the Merger is referred to generally in this Proxy Statement as the "Effective Date." The Effective Date is currently expected to occur as soon as practicable after the Special Meeting, subject to approval of the principal terms of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions set forth in the Merger Agreement.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion is a general summary of certain United States federal income tax consequences of the Merger. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated by the United States Treasury Department, judicial authorities, and current rulings and administrative practice of the Internal Revenue Service (the "Service") in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This discussion does not address all aspects of federal income taxation that might be relevant to particular holders of GNI Common Stock in light of their status or personal investment circumstances; nor does it discuss the consequences to such holders who are subject to special treatment under the federal income tax laws such as foreign persons, dealers in securities, regulated investment companies, life insurance companies, other financial institutions, tax-exempt organizations, pass-through entities, taxpayers who hold GNI Common Stock as part of a "straddle," "hedge" or "conversion transaction" or who have a "functional currency" other than the United States dollar or to persons who have received their GNI Common Stock as compensation. Further, this discussion does not address the state, local or foreign tax consequences of the Merger.

     The receipt of the cash consideration in the Merger by holders of GNI Common Stock will be a taxable transaction for federal income tax purposes. Each holder's gain or loss per share will be equal to the difference between the cash consideration received in the Merger and the holder's basis per share in the GNI Common Stock. Except as provided in the following paragraph, if a holder holds GNI Common Stock as a capital asset, the gain or loss from the exchange will be a capital gain or loss. This gain or loss will be long-term if the holder's holding period is more than eighteen months. Under current law, net long-term capital gains of individuals are subject to a maximum federal income tax rate of 20% (not taking into account any phase-out of personal exemptions and certain itemized deductions) whereas, the maximum federal income tax rate on ordinary income and net short-term capital gains (i.e., gain on capital assets held for less than twelve months) of an individual is currently 39.6% (not taking into account any phase-out of personal exemptions and certain itemized deductions). For capital assets held by an individual more than twelve months but not more than eighteen months, the maximum capital gains tax rate is 28%. For corporations, capital gains and ordinary income are taxed at the same maximum rate of 35%. Capital losses are currently deductible only to the extent of capital gains plus, in the case of taxpayers other than corporations, $3,000 of ordinary income. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years, subject to certain limitations. In the case of corporations, capital losses that are not currently deductible may generally be carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year, subject to certain limitations.

     A holder of Rollover Shares who receives the cash consideration of $7.00 in the Merger for a portion of the holder's GNI Common Stock in the Merger, and who also continues to own stock (either directly or constructively) in GNI after the Merger, will be treated as having received such cash as a distribution in redemption of such holder's GNI Common Stock and will recognize a capital gain or loss in the manner described above, unless such payment, under each such holder's particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Code. Therefore, any holder of Rollover Shares who will continue to own shares of GNI Common Stock after the Merger, either directly or constructively by reason of the ownership of GNI Common Stock by a related person or entity, should consult his or her own tax advisor in connection with the proposed Merger.

     Each holder of options to purchase GNI Common Stock who surrenders options in exchange for a cash payment in the Merger will recognize gain per option equal to product of (a) the excess of the cash consideration received in the Merger over the exercise price of the option and (b) the number of shares subject to the option. Such gain will be taxable as ordinary income and subject to any required withholding taxes.

     Each holder of warrants to purchase GNI Common Stock who surrenders his or her warrants in exchange for a cash payment equal to the difference between the cash consideration in the Merger and the applicable warrant exercise price will recognize capital gain for federal income tax purposes (in the manner described above) equal to the amount of such cash payment.

     A holder of GNI Common Stock may be subject to backup withholding at the rate of 31% with respect to payments of cash consideration in the Merger received pursuant to the Merger, unless the holder (a) provides a correct taxpayer identification number ("TIN") in the manner required or (b) is a corporation or other exempt recipient and, when required, demonstrates this fact. To prevent the possibility of backup federal income tax withholding on payments made to certain holders with respect to shares of GNI Common Stock pursuant to the Merger, each holder must provide the Disbursing Agent with his correct TIN by completing a Form W-9 or Substitute Form W-9. A holder of GNI Common Stock who does not provide GNI with his or her correct TIN may be subject to penalties imposed by the Service, as well as backup withholding. Any amount withheld under these rules will be creditable against the holder's federal income tax liability. GNI (or its agent) will report to the holders of GNI Common Stock and the Service the amount of any "reportable payments," as defined in Section 3406 of the Code, and the amount of tax, if any, withheld with respect thereto.

     THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE DESCRIPTION OF ALL OF THE POTENTIAL TAX CONSEQUENCES THAT MAY OCCUR AS A RESULT OF THE MERGER. GNI STOCKHOLDERS SHOULD THEREFORE CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL TAX CONSEQUENCES OF THE MERGER, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR OTHER JURISDICTION OF THE ABOVE-DESCRIBED TRANSACTIONS.

ACCOUNTING TREATMENT

The Merger is intended to qualify as a recapitalization for accounting purposes.

APPRAISAL RIGHTS

     Any holder of record of shares of GNI Common Stock who makes a written demand prior to the taking of the vote regarding the Merger at the Special Meeting, and who follows the procedures prescribed by Section 262 of the DGCL, has the right under Section 262 to an appraisal of the "fair value" of such shares by the Delaware Court of Chancery (the "Court"), and to the payment of such fair value by GNI, as the surviving corporation in the Merger, in lieu of receiving the consideration provided under the Merger Agreement.

     Exercise of the right to an appraisal under the DGCL may result in a judicial determination that the "fair value" of the shares of GNI Common Stock owned by the GNI stockholder exercising appraisal rights is higher or lower than the value of the $7.00 cash payment per share to be received for these shares pursuant to the Merger Agreement. Any stockholder who fails to comply with the requirements of the DGCL will remain eligible to receive the consideration provided under the Merger Agreement.

     Set forth below is a summary of the procedures relating to the exercise of appraisal rights as provided in Section 262 of the DGCL. SUCH SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF SECTION 262 OF THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THOSE PROVISIONS, A COPY OF WHICH IS ATTACHED HERETO AS ANNEX C. THESE PROVISIONS MUST BE STRICTLY COMPLIED WITH OR A STOCKHOLDER'S APPRAISAL RIGHTS MAY BE LOST.

     Dissenting stockholders who follow the procedures set forth in Section 262 of the DGCL may receive a cash payment from GNI, as the surviving corporation in the Merger, equal to the fair value of their Dissenting Shares (as defined below), as determined by the court, such determination being exclusive of any element of value arising from the accomplishment or expectation of the Merger. Unless all the procedures set forth in Section 262 are followed by a stockholder who wishes to exercise appraisal rights, such stockholder will be bound by the terms of the Merger. Each stockholder electing to demand the appraisal of his or her shares must (i) deliver to the Corporate Secretary of GNI, prior to the vote with respect to the Merger, a written demand for appraisal of the stockholder's shares, setting forth the stockholder's intent to demand an appraisal and giving the stockholder's identity and (ii) not vote such stockholder's shares in favor of the approval and adoption of the Merger Agreement. Within 10 days after the Effective Date of the Merger, GNI shall notify each stockholder who has complied with these requirements that the Merger has become effective and the Effective Date of the Merger.

     Within 120 days after the Effective Date, any dissenting stockholder who has perfected rights of appraisal as set forth in Section 262 of the DGCL and who is otherwise entitled to appraisal rights ("Dissenting Stockholder"), upon written request, shall be entitled to receive a statement from GNI, setting forth (i) the aggregate number of shares which were not voted in favor of the Merger and with respect to which demands for appraisal have been received and
(ii) the aggregate number of holders of such shares. GNI shall then mail such written statement to the Dissenting Stockholder as set forth in Section 262 of the DGCL.

     Within 120 days after the Effective Date, GNI, as the surviving corporation, or any Dissenting Stockholder may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of GNI Common Stock of all such Dissenting Stockholders ("Dissenting Shares"). Upon the filing of any such petition by a Dissenting Stockholder, such Dissenting Stockholder is required to serve a copy thereof upon GNI. At the hearing on such petition, the Court shall determine the Dissenting Stockholders that have complied with the provisions of Section 262 of the DGCL and have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. Failure to comply with such a demand by the Court could result in the Court's dismissal of the proceedings as to such stockholder. The Delaware Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of the petition by registered or certified mail to GNI and to the stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by GNI. Notice shall also be given by one or more publications at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by GNI.

     After determining the Dissenting Stockholders entitled to an appraisal, the Court shall appraise the Dissenting Shares by determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Court is to take into account all relevant factors. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merger corporation." The Delaware Supreme Court has also held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered" and that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements arising from such accomplishment or expectation. The Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal before a final determination of all stockholders entitled to an appraisal.

     The Court shall direct the payment of the fair value of the shares, together with interest thereon, if any, by GNI to the stockholders entitled to payment. Payment shall be made to the holders of Dissenting Shares only upon the surrender to GNI of the certificates representing such Dissenting Shares. The costs of the proceedings shall be allocated between the parties in the manner that the Court deems equitable in the circumstances. Upon application of a Dissenting Stockholder, the Court may order all or a portion of the expenses incurred in connection with the appraisal proceeding, including reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

     From and after the Effective Date, no Dissenting Stockholder shall be entitled to vote or to receive payment of dividends or other distributions on his or her Dissenting Shares (except for dividends or other distributions payable to stockholders of record as of a date prior to the Effective Date).

     Any Dissenting Stockholder may, within 60 days after the Effective Date, withdraw such demand and accept the terms of the Merger. No such demand may be withdrawn without court approval after the expiration of the 60-day period, however, unless GNI shall consent thereto. If no petition for an appraisal of such Dissenting Shares by the Court shall have been filed within the time provided in Section 262(e) of the DGCL, or if the Dissenting Stockholder delivers a written withdrawal of his or her demand for an appraisal and an acceptance of the Merger, either within 60 days after the Effective Date or thereafter with the written approval of GNI, the right of such Dissenting Stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any Dissenting Stockholder without the approval of the Court, which may be conditioned upon such terms as the Court deems just.

     A VOTE AGAINST APPROVAL AND ADOPTION OF THE MERGER AGREEMENT WILL NOT SATISFY THE REQUIREMENT FOR A WRITTEN DEMAND FOR APPRAISAL.

     Reference is made to Annex C attached hereto for the complete text of the provisions of Section 262 of the DGCL relating to the rights of Dissenting Stockholders. Statements made in this Proxy Statement summarizing those provisions are qualified in their entirety by reference to Annex C. The provisions are technical in nature and complex. Failure to comply strictly with the provisions of the statute may defeat a stockholder's right to an appraisal.

DEBT FINANCING

     Notes Offering. The Company expects to finance a portion of the transactions contemplated by the Merger with the net proceeds of an offering of at least $75 million in aggregate principal amount of Senior Notes due 2005 (the "Notes") which will be offered pursuant to a transaction exempt from the registration requirements of the Securities Act (the "Notes Offering," which together with the Revolving Credit Facility discussed below are referred to as the "Debt Financing"). On June 17, 1998, the Company received from Green I a copy of a letter from CIBC Oppenheimer Corp. ("CIBC") dated June 17, 1998, (the "CIBC Letter") indicating that based upon market conditions existing at the time of delivery of the CIBC Letter, and subject to certain terms and conditions, CIBC was highly confident of its ability to sell or place the Notes. On June 17, 1998, following its receipt of the CIBC Letter, Green I determined to effect the Notes Offering pursuant to the terms proposed by CIBC in the CIBC Letter. The CIBC Letter, and a previous letter regarding the sale or placement of the Notes from another investment banking firm, are filed as exhibits to GNI's Schedule 13E-3 and are available for inspection and copying by any holder of GNI Common Stock, or the representative of such person who has been so designated in writing, at the principal executive offices of GNI.

     The Notes will be subject to the terms and conditions of an Indenture (the "Indenture") to be dated as of the date of the closing of the Merger, and will be subject to certain registration rights pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), also to be dated as of the date of the closing of the Merger. The Notes will be subject to all of the terms and conditions of the Indenture and the Registration Rights Agreement which have not yet been negotiated or finalized. The Notes are expected to (i) mature in 2005;
(ii) bear interest at a per annum rate consistent with non-subordinated, unsecured debt, to be determined prior to the closing of the Merger;, payable semi-annually; (iii) represent general unsecured obligations of the Company that will rank pari passu in right of payment to all existing and future unsubordinated debt of the Company; and (iv) be subject to redemption at any time, at the option of the Company, in whole or in part, beginning in 2003 at redemption prices (plus accrued and unpaid interest) to be determined prior to the closing of the Merger; however the Company expects that prior to a date in 2001, the Company may redeem up to 25% of the aggregate principal amount of Notes with the net proceeds of one or more offerings of its equity, at a price to be determined prior to the closing of the Merger (plus accrued and unpaid interest). The Company expects that the Notes will be guaranteed by its Subsidiaries on a senior, unsecured basis. The Company expects that the Indenture will contain a number of customary covenants restricting the operations of the Company, which, among other things, will limit the ability of the Company to incur additional indebtedness, pay dividends or make distributions, sell assets, issue subsidiary stock, restrict distributions from Subsidiaries, create certain liens, enter into certain consolidations or mergers and enter into certain transactions with affiliates. In addition, the Company expects that Events of Default under the Indenture will include the following:
(i) a default for 30 days in the payment when due of interest on the Notes; (ii) default in the payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company and its Subsidiaries to comply with certain provisions of the Indenture (subject, in some but not all cases, to notice and cure periods); (iv) default under any Indebtedness for money borrowed by the Company or any of its Subsidiaries; (v) failure by the Company or any Subsidiary to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vi) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its

Subsidiary Guarantee; or (vii) certain events of bankruptcy or insolvency with respect to the Company. Upon the occurrence of an Event of Default, with certain exceptions, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may accelerate the maturity of all the Notes as provided in the Indenture. There can be no assurance that the final terms of the Indenture and Registration Rights Agreement will not differ from those set forth herein, possibly to a material degree.

     Revolving Credit Facility. The Company will receive a commitment letter, (the "NationsBank Letter"), from NationsBank of Texas, N.A. ("NationsBank") to provide working capital financing to the Company, as the surviving corporation, upon consummation of the Merger pursuant to the terms of a revolving credit facility (the "Credit Facility"). The NationsBank Letter will be filed as an Exhibit to the Schedule 13E-3 and will be available for inspection and copying by any holder of GNI Common Stock or representative of such person who has been so designated in writing, at the principal executive offices of GNI. It is expected that the Credit Facility will have the following features: (i) maximum availability of $13.5 million; (ii) three-year term; (iii) collateralized by GNI's accounts receivable, inventory, equipment, real property and general intangibles; (iv) interest at a rate equal to LIBOR plus an applicable margin;
(v) required payment of various commitment and other fees; and (vi) customary financial and other credit document covenants including restrictions on the payment of dividends, stock repurchases, additional debt, guarantees, liens and loans. The availability of the credit contemplated by the NationsBank Letter is dependent upon satisfaction of a number of conditions, including negotiation and execution of the documentation of the Credit Facility, receipt of financing provided by 399 Partners, completion of the Notes Offering described above upon terms and documentation that are acceptable to NationsBank, and there not having been any material adverse change in the financial condition or business of GNI.

EXPENSES OF THE TRANSACTION

     As a result of the proposed Merger and the Debt Financing, the Company will incur various costs, currently estimated at $8,000,000, in connection with consummating the Merger transaction. These costs consist of professional fees, solicitation expenses, printing costs and other expenses. The exact timing, nature and amount of these costs are subject to change.

     See "Special Factors -- Fairness Opinion" for a description of the fees to be paid to Sanders Morris in connection with its engagement.

     For a description of GNI's obligation to pay or reimburse Green I for expenses incurred by it in connection with the Merger, see "The Merger Agreement -- Expenses."

                              THE MERGER AGREEMENT

     The following is a brief summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached to this Proxy Statement and Prospectus as Annex B and is incorporated herein by reference.

THE MERGER

     The Merger Agreement contemplates that as soon as practicable after satisfaction or waiver of all conditions to the Merger, GNI and Green I will file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the General Corporation Law of the State of Delaware in connection with the Merger. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger. On the Effective Date, Green I will be merged with and into GNI, with GNI being the surviving corporation. From and after the Effective Date, GNI, as the surviving corporation, will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of GNI and Green I, except as provided under the DGCL.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     At the Effective Date each share of GNI Common Stock held by GNI as treasury stock or owned by Green I immediately prior to the Effective Date will be canceled, and no payment will be made with respect thereto. Each share of common stock, par value $.01 per share, of Green I outstanding immediately prior to the Effective Date will be converted into and become one share of common stock of GNI with the same rights, powers and privileges as the shares so converted. At the Effective Date, by virtue of the Merger and without any action on the part of the holder of any shares of GNI Common Stock, each share of GNI Common Stock issued and outstanding immediately prior to the Merger will be canceled and shall be converted automatically into the right to receive an amount equal to $7.00 in cash, payable, without interest, to the holder of a share of GNI Common Stock upon surrender of the certificate evidencing the share of GNI Common Stock except that Messrs. Rush and Harris, III were invited to and have each elected to retain, 33,416 and Ms. Ratliff was invited and has elected to retain 2,677 shares of GNI Common Stock ("Rollover Shares"). The Rollover Shares will not be canceled and will be converted into shares of Class A Common Stock of GNI, as the surviving corporation, after the Merger.

     Each option to purchase GNI Common Stock that is outstanding immediately prior to the Effective Date (whether or not the option is vested or exercisable) shall be canceled and in exchange therefor, each holder of an option to purchase GNI Common Stock shall receive a cash payment equal to the product of (a) the excess of the cash consideration in the Merger over the exercise price of the Option multiplied by (b) the number of shares subject to the option, less any applicable withholding taxes.

     Each warrant to purchase GNI Common Stock outstanding immediately prior to the Effective Date, shall be canceled and each warrant will be converted into the right to receive $7.00 per share in cash, net of the applicable warrant exercise price.

     As of the Effective Date, other than the Rollover Shares, the shares of GNI Common Stock outstanding immediately prior to the Effective Date will no longer be outstanding and will automatically be canceled and retired and each holder of a stock certificate representing shares of GNI Common Stock outstanding immediately prior to the Effective Date will cease to have any rights with respect thereto, except the right to receive the cash consideration in the Merger, upon surrender of such certificates in accordance with the terms of the Merger Agreement.

     No conversion will be made in respect of any shares of GNI Common Stock as to which a GNI stockholder has elected to exercise appraisal rights until such time, if any, as such stockholder shall have effectively lost appraisal rights.

SURRENDER AND PAYMENT FOR SHARES

     As soon as reasonably practicable as of or after the Effective Date, GNI will deposit with a bank or trust company to act as the Paying Agent, for the benefit of the holders of shares of GNI Common Stock, the cash consideration. For purposes of determining the cash consideration to be made available, Green I will assume that no holder of shares of GNI Common Stock will perfect his right to appraisal of his shares of GNI Common Stock. Promptly after the Effective Date, GNI will send, or will cause the Paying Agent to send, to each holder of shares of GNI Common Stock outstanding immediately prior to the Effective Date a letter of transmittal (the "Letter of Transmittal") for use in effecting the surrender of certificates. The Letter of Transmittal will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the certificates representing shares of GNI Common Stock to the Paying Agent.

     Each holder of GNI Common Stock that has been converted into the right to receive the cash consideration in the Merger, upon surrender to the Paying Agent of a certificate or certificates representing such shares, together with a properly completed Letter of Transmittal covering such shares, will be entitled to receive the cash consideration payable in respect of such Shares. Until so surrendered, each such certificate will, after the Effective Date, represent for all purposes, only the right to receive such cash consideration. No interest will be paid or will accrue on any cash payable as cash consideration in the Merger.

     If any portion of the cash consideration is to be paid to a person other than the registered holder of the shares of GNI Common Stock represented by the certificate or certificates surrendered in exchange therefor, it will be a condition to such payment that the certificate or certificates so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment will pay to the Paying Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such shares or establish to the satisfaction of the Paying Agent that such tax has been paid or is not payable.

     After the Effective Date, there will be no further registration of transfers of shares of GNI Common Stock except for the Rollover Shares. If, after the Effective Date, certificates representing shares of GNI Common Stock that were outstanding immediately prior to the Effective Date are presented to GNI, they will be canceled and exchanged for the cash consideration of $7.00 provided for, and in accordance with the procedures set forth, in the Merger Agreement.

     Any portion of the cash consideration made available to the Paying Agent that remains unclaimed by the holders of shares of GNI Common Stock six months after the Effective Date will be returned to GNI, upon demand, and any such holder who has not exchanged his shares for the cash consideration in the Merger in accordance with the terms of the Merger Agreement prior to that time will thereafter look only to GNI for payment of the cash consideration in respect of his shares. Except as required by applicable law, notwithstanding the foregoing, GNI will not be liable to any holder of shares for any amount paid to a public official pursuant to applicable abandoned property laws. Any amounts remaining unclaimed by holders of shares two years after the Effective Date (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) will, to the extent permitted by applicable law, become the property of GNI free and clear of any claims or interest of any person previously entitled thereto.

     Any portion of the cash consideration made available to the Paying Agent to pay for shares of GNI Common Stock for which appraisal rights have been perfected will be returned to GNI, upon demand.

     Shares which are issued and outstanding immediately prior to the Effective Date and which are held by a holder who has not voted such shares in favor of the Merger, who will have delivered a written demand for appraisal of such shares in the manner provided by the DGCL and who, as of the Effective Date, will not have effectively withdrawn or lost such right to appraisal will not be converted into a right to receive the cash consideration in the Merger. The holders thereof will be entitled only to such rights as are granted by Section 262 of the DGCL. Each holder of appraisal shares who becomes entitled to payment for such Shares pursuant to Section 262 of the DGCL will receive payment therefor from GNI in accordance with the DGCL; provided, however, that (i) if any such holder of appraisal shares shall have failed to establish his entitlement to appraisal rights as provided in Section 262 of the DGCL, (ii) if any such holder of appraisal shares shall have effectively withdrawn his demand for appraisal of such shares or lost his right to appraisal and payment for his shares under Section 262 of the DGCL, or (iii) if neither any holder of appraisal shares nor GNI shall have filed a petition demanding a determination of the value of all appraisal shares within the time provided in Section 262 of the DGCL, such holder will forfeit the right to appraisal of such Shares and each such share will be treated as if it had not elected appraisal rights and had been converted, as of the Effective Date, into a right to receive the cash consideration in the Merger, without interest thereon, from GNI, as the surviving corporation. The Company will give Green I prompt notice of any demands received by the Company for appraisal of shares, and Green I shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company will not, except with the prior written consent of GNI, make any payment with respect to, or settle or offer to settle, any such demands. See also "Appraisal Rights."

     Immediately prior to the Effective Date, each outstanding option to acquire shares of GNI Common Stock granted to employees and directors, whether vested or not (the "Options") will be canceled and, in lieu thereof, as soon as reasonably practicable as of or after the Effective Date, the holders of such Options will receive, with respect to each Option, a cash payment in an amount equal to the product of: (x) the excess, if any, of $7.00 over the exercise price of such Option multiplied by (y) the number of shares subject to such Option. Prior to the Effective Date, the Company will (i) obtain any consents from holders of options to purchase shares granted under the Company's stock option or compensation plans or arrangements and (ii) make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated above. Notwithstanding the foregoing, payment may be withheld in respect of any Option until necessary consents are obtained.

     Immediately prior to the Effective Date, each holder of a warrant to purchase GNI Common Stock outstanding shall have received the payment provided for by the Warrant Agreement and the outstanding warrant shall be canceled.

THE SURVIVING CORPORATION

     The Certificate of Incorporation of the Company in effect immediately prior to the Effective Date will be amended in accordance with Exhibit A to the Merger Agreement, and as so amended, will be the certificate of incorporation of GNI, as the surviving corporation, until thereafter amended in accordance with applicable law. The By-Laws of the Company in effect immediately prior to the Effective Date will be amended in accordance with Exhibit B to the Merger Agreement, and as so amended, will be the bylaws of GNI, as the surviving corporation, until amended in accordance with applicable law. From and after the Effective Date, until successors are duly elected or appointed and qualified in accordance with applicable law, all directors of the Company, except Mr. Carl V Rush, Jr., will resign from the Board of GNI. Neither the Company nor Green I has any present intention to change management of the Company. See "-- Board of Directors of the Company Following the Merger."

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains customary representations and warranties of the Company relating, with respect to the Company and its subsidiaries, to, among other things: (a) organization, standing and similar corporate matters;
(b) the authorization, execution, delivery, performance and enforceability of the Merger Agreement; (c) the Company's capital structure; (d) documents filed by the Company with the Securities and Exchange Commission and the accuracy of information contained therein; (e) the Company's financial statements; (f) the accuracy of information supplied by the Company in connection with this Proxy Statement; (g) the absence of certain changes or events since the date of the most recent audited financial statements filed with the Securities and Exchange Commission, including material adverse changes with respect to the Company and the absence of material undisclosed liabilities; (h) pending or threatened material litigation; (i) filing of tax returns and payment of taxes; (j) benefit plans and other matters relating to the Employee Retirement Income Security Act of 1974, as amended, and employment matters; (k) certain labor matters and compliance with applicable laws; (l) possession of required permits; (m) brokers' fees and expenses; (n) the need to obtain any third party consents, other than under the Hart-Scott-Rodino Antitrust

Improvements Act of 1976, as amended, under the DGCL or where the consent is not material; (o) the absence of a voting trust or other stockholder agreement to which the Company is a party with respect to the voting of capital stock of the Company; (p) ownership of or rights to use Company intellectual property; (q) the receipt of the opinion of Sanders Morris as to the fairness of the transaction to GNI stockholders from a financial point of view; and the receipt by the Company of executed Management Voting Agreements by certain members of management.

     The Merger Agreement also contains customary representations and warranties of Green I relating to, among other things: (a) organization, standing and similar corporate matters; (b) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (c) the accuracy of information supplied by Green I in connection with this Proxy Statement; (d) brokers' fees and expenses; and (e) financing commitments in connection with the Merger.

CERTAIN PRE-CLOSING COVENANTS

     Pursuant to the Merger Agreement, the Company has agreed that prior to the Effective Date, the Board of Directors of the Company: (i) will not approve or authorize any action that would allow the Company and its subsidiaries to carry on their respective businesses other than in the ordinary and usual course of business and consistent with past practice or any action that would prevent the Company and its subsidiaries from using their best efforts to preserve intact their respective present business organizations; (ii) will maintain in effect all Federal, state and local licenses, approvals and authorizations, including, without limitation, all permits that are required for the Company or any of its subsidiaries to carry on its business; (iii) will keep available the services of their respective key officers and employees; and (iv) will maintain satisfactory relationships with their respective customers, lenders, suppliers and others having business relationships with any of them.

     Without limiting the generality of the foregoing, and except as otherwise provided in the Merger Agreement, without the prior written consent of Green I, prior to the Effective Date, the Board of Directors of the Company: (i) will not, nor will it authorize or direct the Company or any subsidiary, directly or indirectly, to adopt or propose any change in its certificate of incorporation or bylaws (other than as contemplated in the Merger Agreement); (ii) will not, except pursuant to existing agreements or arrangements acquire (by merger, consolidation or acquisition of stock or assets) any material corporation, partnership or other business organization or division thereof, or sell, lease or otherwise dispose of any material assets; (iii) will not adopt a plan of complete or partial liquidation, or adopt resolutions for same; (iv) will not grant any severance of termination pay to, or enter into any employment agreement with, any executive officer of the Company or its subsidiaries, other than in the ordinary course of business and consistent with past practice or as contemplated in the Merger Agreement; (v) will not settle or compromise any material claims or litigation, except in the ordinary course of business and consistent with past practice; (vi) will not increase the compensation payable to or become payable to its officers or officers of the subsidiary; (vii) will not take any action with respect to accounting policies or practices, except as may be required by law or by generally accepted accounting principles; (viii) will not make any tax election or permit any material insurance policy naming as a beneficiary or a loss payable payee to be canceled or terminated without prior notice, except in the ordinary course of business; (ix) will not, with respect to the Company, acquire any corporation, partnership or other business organization or any division thereof, or any material amount of assets, incur any indebtedness for borrowed money or issue any debt securities, enter into any contract or agreement other than in the ordinary course of business, or authorize any single capital expenditure which is in excess of $50,000 or capital expenditures which in the aggregate are in excess of $250,000; or (x) will not agree or commit to do any of the foregoing.

NO SOLICITATION OF TRANSACTIONS

     The Merger Agreement provides that neither GNI nor any of its subsidiaries will (whether directly or indirectly through advisors, agents or other intermediaries), nor will GNI or any of its subsidiaries authorize or permit any of its or their officers, directors, agents, representatives, advisors or subsidiaries to: (i) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any Third Party (as defined below) (other than Green I) relating to any acquisition or purchase of all or any portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any recapitalization, business combination, consolidation, merger, liquidation, dissolution or similar transaction with the Company or any of its subsidiaries or any other transaction the consummation of which would or could reasonably be expected to interfere with, prevent, or materially delay the Merger, or which would or could reasonably be expected to materially dilute the benefits to Green I of the Merger; or (ii) participate in any negotiations regarding or furnish to any other person any information with respect to; or
(iii) otherwise cooperate in any way with, or assist or participate in, any effort or attempt by any other person to do or seek any of the foregoing. However, the foregoing prohibitions do not prevent the Company (either directly or indirectly through advisors, agents or other intermediaries) from providing information (subject to a confidentiality agreement) and negotiating with any party who delivers a written acquisition proposal which was not solicited or encouraged after the date of the Merger Agreement if the Board of Directors of GNI reasonably determines in good faith by a majority vote: (i) after consultation with and receipt of advice from its legal counsel, that failing to take such action is reasonably determined to constitute a breach of fiduciary duties of the GNI Board of Directors under applicable law; (ii) after consultation and advice from a recognized investment banking firm, that such proposal is more favorable to the Company's stockholders from a financial point of view than the Merger; (iii) that sufficient commitments have been obtained with respect to such acquisition proposal that the GNI Board of Directors reasonably expects that a transaction pursuant to such proposal could be consummated; and (iv) that such acquisition proposal is not subject to any regulatory approvals or other legal, financial or other restrictions that could reasonably be expected to prevent consummation of the transaction. GNI must immediately advise Green I orally and in writing of the receipt, directly or indirectly, of any such inquiries, discussions, negotiations, identify the other party involved, and furnish to Green I an accurate description of all material terms of any such proposal.

     The Merger Agreement provides that the holders of Rollover Shares (see "Interests of Directors and Executive Officers"), will enter into a stockholders' agreement (the "Stockholders' Agreement") with the Company, the form of which will be an exhibit to the Schedule 13E-3. The Stockholders' Agreement will contain certain agreements with respect to the capital stock and corporate governance of the surviving corporation.

BOARD OF DIRECTORS OF THE COMPANY FOLLOWING THE MERGER

     Upon consummation of the Merger, all of the members of the GNI Board of Directors, except Mr. Rush, will resign. Following the Merger, the Board of Directors of GNI, as the surviving corporation will consist of five members, (i) up to two of whom will be designated by the 399 Partners' stockholders; (ii) an individual to be designated by the stockholders who are members of management, who will initially be Mr. Carl V Rush, Jr.; and (iii) up to two individuals determined to be disinterested directors pursuant to the terms of the Stockholders' Agreement. See "The Merger -- Certain Effects of the Merger."

INDEMNIFICATION

     Pursuant to the terms of the Merger Agreement, for a period of six (6) years following the Merger, and subject to any limitation imposed from time to time under applicable law, GNI (as the surviving corporation) will indemnify and hold harmless each present and former officer and director of the Company in respect of all claims, losses, liabilities, damages, judgments, fines, fees, costs or expenses, including without limitation, attorneys' fees and disbursements incurred in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative of investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Date (including without limitation the Merger Agreement and the transactions and actions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Date, to the fullest extent permitted under the Certificate of Incorporation or By-Laws of the Company in effect as of the date the Merger Agreement was signed, including provisions relating to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation.

     The Merger Agreement provides that without limiting any of the obligations set forth in the preceding paragraph, in the event that any claim, action, suit, proceeding or investigation is brought against an officer or director of the Company, such party may retain counsel satisfactory to such officer or director and reasonably satisfactory to Green I and Green I shall, or shall cause GNI (as the surviving corporation) to advance the fees and expenses of such counsel for the officer or director in accordance with the Certificate of Incorporation or By-laws of the Company in effect on the day the Merger Agreement was signed.

     The Company's Certificate of Incorporation contains provisions eliminating a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of a director's fiduciary duty except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     In addition, the Company has entered into indemnification agreements with the directors and executive officers of the Company, and the Company's Bylaws permit the Company to indemnify GNI directors and officers to the fullest extent permitted under law. The Company does not maintain director and officer insurance coverage. In connection with a suit filed on March 3, 1998 against the Company and each of its directors by William Chaffin and Marcia Chaffin, on behalf of themselves and all others similarly situated, in the Court of Chancery in the State of Delaware in and for New Castle County, Civil Action Number 16211-NC, the directors have each sought indemnity from the Company and have provided appropriate undertakings to repay the advancement of expenses. To the extent permitted by the DGCL, the Company's By-laws and its Indemnity Agreements, the Company has agreed to advance expenses to each of the directors in connection with this suit.

FINANCING

     Pursuant to the terms of the Merger Agreement, Green I agreed to use its reasonable best efforts to assist GNI with the Notes Offering or other alternative financing on substantially comparable or more favorable terms and GNI agreed to use its reasonable best efforts to cooperate with Green I to obtain the Notes Offering.

COOPERATION AND REASONABLE BEST EFFORTS

     Pursuant to the Merger Agreement, and subject to certain conditions and limitations described therein, the parties have agreed to cooperate with each other and to use their respective reasonable best efforts to take certain specified and other actions, including cooperation in the arrangement of financing, so that the transactions contemplated by the Merger Agreement may be consummated.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     The respective obligations of the Company and Green I to consummate the Merger are subject to the satisfaction or waiver of the following conditions:
(i) the Merger Agreement shall have been adopted by the stockholders of the Company in accordance with Delaware law; (ii) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;
(iii) no provision of any applicable law or regulation and no judgment, order, decree or injunction shall prohibit or restrain the consummation of the Merger; provided, however, that GNI and Green I will each use its reasonable best efforts to have any such judgment, order, decree or injunction vacated; (iv) all consents, approvals and licenses of any governmental or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement and for GNI, as the surviving corporation to conduct the business of GNI, in substantially the manner now conducted, shall have been obtained, unless the failure to obtain such consents, authorizations, orders or approvals would not have a material adverse effect on the Company and its subsidiaries after giving effect to the transactions contemplated by the Merger Agreement (including the Debt Financing); and (v) the Debt Financing shall have been obtained.

     In addition, the obligations of Green I to consummate the Merger are further subject to the satisfaction or waiver by Green I of the following conditions:

          (i) GNI shall have performed in all material respects all of its obligations required to be performed by it at or prior to the Effective Date, the representations and warranties of GNI contained in the Merger Agreement and in any certificate or other writing pursuant hereto shall be true in all material respects at and as of the Effective Date (provided that representations made as of a specific date will be required to be true as of such date only) as if made at and as of such time and Green I shall have received a certificate signed by an officer of GNI to the foregoing effect;

          (ii) there shall not be instituted or pending (x) any action or proceeding by any government or governmental authority or agency, or (y) any action or proceeding by any other person, that has a reasonable likelihood of success, in any case referred to in clauses (x) or (y), before any court or governmental authority or agency:

             (a) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger or seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger Agreement;

             (b) seeking to restrain or prohibit Green I's (including its subsidiaries and affiliates) ownership or operation of all or any material portion of the business or assets of GNI and its subsidiaries, taken as a whole, or to compel Green I or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of GNI and its subsidiaries, taken as a whole;

             (c) seeking to impose or confirm material limitations on the ability of Green I or any of its subsidiaries or affiliates to effectively control the business or operations of GNI and its subsidiaries, taken as a whole, or effectively to exercise full rights of ownership of the shares or GNI Common Stock, including, without limitation, the right to vote any shares or GNI Common Stock acquired or owned by GNI or any of its subsidiaries or affiliates on all matters properly presented to the GNI stockholders; or

             (d) seeking to require divestiture by Green I or any of its Subsidiaries or affiliates of any shares of GNI Common Stock, and no court, arbitrator or governmental body, agency or official will have issued any judgment, order, decree or injunction, and there will not be any statute, rule or regulation, that, in the sole judgment of Green I is likely, directly or indirectly, to result in any of the consequences referred to in the preceding clauses (a) through (d);

          (iii) Green I shall have received all documents it may reasonably request relating to the existence of GNI and the Subsidiaries and the authority of GNI for the Merger Agreement, all in form and substance satisfactory to Green I;

          (iv) the holders of not more than 10% of the outstanding shares shall have demanded appraisal of their shares in accordance with Delaware law;

          (v) Green I shall be reasonably satisfied that the Merger will be recorded as a "recapitalization" for financial reporting purposes;

          (vi) the certificate of designation for the Mirror Preferred Stock shall have been accepted for filing by the Delaware Secretary of State;

          (vii) the funded debt obligations of GNI shall not exceed $35.6 million on a consolidated basis in accordance with generally accepted accounting principles;

          (viii) the Credit Facility shall be in full force and effect; and

          (ix) all directors of GNI, other than Mr. Rush, shall have tendered their resignations effective as of the Effective Date and shall have been replaced with nominees acceptable to Green I.

     On June 17, 1998, the Company and Green I amended the Merger Agreement to effect certain technical corrections to the Merger Agreement. A copy of Amendment No. 1 to the Merger Agreement has been included in Annex B to this Proxy Statement. See "Special Factors -- Background of the Merger."

     The obligation of GNI to consummate the Merger is further subject to the satisfaction of the following additional conditions: (a) Green I shall have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Date, and
(b) the representations and warranties of Green I contained in the Merger Agreement and in any certificate or other writing pursuant to the Merger Agreement shall be true in all material respects at and as of the Effective Date (provided that representations made as of a specific date shall be required to be true as of such date only) as if made at and as of such time and GNI shall have received a certificate signed by an officer of Green I to the foregoing effect.

TERMINATION

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Date (notwithstanding any approval of the Merger Agreement by the stockholders of GNI): (a) by mutual written consent of GNI and Green I; (b) by either GNI or Green I, if the Merger has not been consummated by July 31, 1998, provided, that the right to terminate shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement resulted in the failure of the Effective Date to occur before July 31, 1998; (c) by either GNI or Green I, if Green I (in the case of termination by GNI), or GNI (in the case of termination by Green I) shall have breached in any material respect any of its obligations under the Merger Agreement or any representation and warranty of Green I (in the case of termination by GNI) or GNI (in the case of termination by Green I) shall have been incorrect in any material respect when made or at any time prior to the Effective Time; (d) by either Green I or GNI, if there is any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Green I or GNI from consummating the Merger is entered and such judgment, injunction, order or decree becomes final and nonappealable; (e) by Green I if the GNI Board has withdrawn or modified or amended, in a manner adverse to Green I, its approval or recommendation of the Merger Agreement and the Merger or its recommendation that stockholders of GNI adopt and approve the Merger Agreement and the Merger, or approved, recommended or endorsed any proposal for a transaction other than the Merger, or if GNI has failed to call the Special Meeting or failed as promptly as reasonably practicable to mail the Proxy Statement to its stockholders or failed to include in such statement the recommendation referred to above; (f) by GNI if prior to the Effective Date the Board of Directors of GNI has withdrawn or modified or amended, in a manner adverse to Green I, its approval or recommendation of the Merger Agreement and the Merger or its recommendation that stockholders of GNI adopt and approve the Merger agreement and the Merger in order to permit GNI to execute a definitive agreement providing for the acquisition of GNI, so long as the GNI Board of Directors, after consultation with and receipt of advice from its outside legal counsel, determines in good faith that the failure to take such action will constitute a breach of the fiduciary duties of the Board of Directors of GNI under applicable laws and provided that GNI is in compliance with its obligations described under "-- No Solicitation of Transactions"; and (g) by either GNI or Green I, if, at a duly held stockholders meeting of GNI or any adjournment thereof at which the Merger Agreement and the Merger is voted upon, the requisite stockholder adoption and approval has not been obtained.

     The party desiring to terminate the Merger Agreement will give written notice of such termination to the other party in accordance with the terms thereof.

     In the event that the Merger Agreement is terminated for any of the following reasons, GNI must pay Green I a fee of $4,000,000: (i) GNI's stockholders do not approve the Merger, and within 12 months, GNI enters into definitive documentation or consummates another acquisition proposal; (ii) Green I terminates the Merger Agreement because the Board of GNI modifies or withdraws its approval of the Merger Agreement in a manner adverse to Green I, the Board of GNI recommends or endorses any proposal for another transaction pursuant to another proposal or if GNI fails to hold the stockholders meeting ; (iii) GNI terminates the Merger Agreement because, prior to the Effective Date, the Board of Directors of GNI modifies or amends approval of the Merger in order to permit GNI to enter into a definitive agreement concerning a proposal to acquire GNI, so long as the Board of Directors, after consultation with and receipt of advice from its legal counsel, determines in good faith that the failure to take such action would constitute a breach of the fiduciary duties of the GNI Board of Directors; (iv) the transaction has not occurred before July 31, 1998 and within 12 months of the termination, GNI shall have entered into definitive documentation or consummated an agreement with respect to another acquisition proposal; or (v) Green I terminates the Agreement because GNI shall have breached in any material respect any of its obligations under the Merger Agreement or any representation and warranty of GNI shall have been incorrect in any material respect when made or at any time prior to the Effective Date and within 12 months of any such termination GNI shall have entered into definitive documentation or consummated an agreement with respect to another acquisition proposal.

     In the event that the Merger is terminated for a reason, other than those set forth below, GNI will be obligated to reimburse Green I for its actual expenses, up to a maximum amount of $1,750,000. GNI will not be obligated to reimburse Green I's expenses if the Merger is terminated for any of the following reasons: (i) by mutual consent of the Board of Directors of each of Green I and the Company; (ii) by the Company if Green I breached in any material respect its obligations under the Merger Agreement, or any representation or warranty of Green I was incorrect in any material respect when made or prior to the Effective Date; or (iii) by either the Company or Green I, if (a) an order of a governmental authority or court restricts the consummation of the Merger,
(b) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall not have expired, (c) Green I has not complied with its conditions to the closing of the Merger, or the holders of the Rollover Shares shall not have entered into the Stockholders Agreement, (d) more than 10% of the outstanding shares of GNI Common Stock shall demand Appraisal Rights, or (e) Green I is not reasonably satisfied that the Merger will be recorded as a recapitalization for financial reporting purposes or the required filings with the State of Delaware shall not have been made; provided that the failure of these conditions is not caused by the Company's breach of any obligation under the Merger Agreement.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended or its conditions precedent to closing waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by GNI and Green I or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the stockholders of GNI, no such amendment or waiver will, without the further approval of such stockholders, alter or change the amount or kind of consideration to be received in exchange for any shares of capital stock of GNI, any term of the certificate of incorporation of GNI, as the surviving corporation, or any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of GNI.

EXPENSES

     Except as otherwise provided in "-- Termination" above, all costs and expenses incurred in connection with the Merger will be paid by the party incurring such cost or expense.

                             STOCKHOLDER PROPOSALS

     Pursuant to Rule 14a-8 of the Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended, stockholders may present proper proposals for inclusion in GNI's Proxy Statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to GNI in a timely manner. The 1998 annual meeting will be held only if the Merger is not consummated. In order to be included for the 1998 annual meeting, stockholder proposals must have been received by GNI no later than May 27, 1998, and must otherwise have complied with all applicable legal requirements.

                                    EXPERTS

     The financial statements of GNI as of June 30, 1997 and 1996, and for each of the years in the three-year period ended June 30, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     GNI files annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports or other reports, statements or other information that GNI files at the Commission's public reference rooms which are located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Additionally, copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of such material may also be accessed through the Commission's Internet web site at http://www.sec.gov. GNI Common Stock is listed on The Nasdaq Stock Market. Such reports, proxy statements and other information of GNI may also be inspected at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006. Once the Merger is consummated, GNI will no longer be subject to the reporting requirements of the Exchange Act.

     A copy of GNI's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 and GNI's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998, accompany this Proxy Statement. These reports contain financial statements, prepared in conformity with generally accepted accounting principles, for the fiscal year ended June 30, 1997 and the fiscal quarter ended December 31, 1997, respectively, and certain other information and should be read in connection with this Proxy Statement.

                           INCORPORATION BY REFERENCE

     AS ALLOWED BY SECURITIES AND EXCHANGE COMMISSION RULES, THIS PROXY STATEMENT DOES NOT CONTAIN ALL OF THE INFORMATION REQUIRED BY THE PROXY STATEMENT RULES.

     THE COMMISSION ALLOWS GNI TO "INCORPORATE BY REFERENCE" INFORMATION INTO THIS PROXY STATEMENT, WHICH MEANS THAT THE COMPANY CAN DISCLOSE IMPORTANT INFORMATION BY REFERRING YOU TO ANOTHER DOCUMENT FILED SEPARATELY WITH THE COMMISSION (UNDER GNI'S COMMISSION FILE NO., WHICH IS 0-10735). THE INFORMATION INCORPORATED BY REFERENCE IS DEEMED TO BE A PART OF THIS PROXY STATEMENT, EXCEPT FOR ANY INFORMATION SUPERSEDED BY INFORMATION CONTAINED DIRECTLY IN THIS PROXY STATEMENT. THIS PROXY STATEMENT INCORPORATES BY REFERENCE THE DOCUMENTS SET FORTH BELOW, WHICH GNI HAS PREVIOUSLY FILED WITH THE COMMISSION. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND ITS FINANCIAL CONDITION.

          (i) GNI's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, which includes the report of independent public accountants on the financial statements included therein;

          (ii) GNI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997;

          (iii) GNI's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1997;

          (iv) GNI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998;

          (v) GNI's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 23, 1998;

          (vi) GNI's Current Report on Form 8-K, as amended, filed with the Securities and Exchange Commission on February 13, 1998;

          (vii) GNI's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 9, 1998;

          (viii) GNI's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 9, 1998;

          (ix) the portions of the Proxy Statement for the Annual Meeting of Stockholders held on October 28, 1997 that have been incorporated by reference in GNI's Annual Report on Form 10-K for the fiscal year ended June 30, 1997;

          (x) the Schedule 13E-3 of the Company Exchange Commission filed June 23, 1998; and

          (xi) all other documents filed by GNI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement and prior to the date of the GNI Special Meeting.

     GNI hereby undertakes to provide without charge to any beneficial owner of GNI Common Stock to whom a copy of this Proxy Statement has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference. Requests for such documents should be directed to the person indicated in the immediately preceding paragraph.

     GNI incorporates by reference additional documents that GNI may file with the Commission between the date of this Proxy Statement and the date of the Special Meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     If you are a stockholder, GNI may have sent you some of the documents incorporated by reference, but you can obtain any of them through GNI or the Commission, or the Commission's web site described above. Documents incorporated by reference are available from the Company, without charge, excluding exhibits unless specifically incorporated by reference as exhibits in this Proxy Statement. Stockholders may obtain documents incorporated by reference in this Proxy Statement by requesting them in writing or by telephone from the Company at P.O. Box 220, 2525 Battleground Road, Deer Park, Texas 77536-0220, Attention:
Titus H. Harris, III, Secretary. You may also call the Company at (281)
930-0350.

     If you would like to request documents from the Company, please do so by July 16, 1998, to receive them before the Special Meeting. If you request any incorporated documents, they will be mailed to you by first-class mail, or other equally prompt means, within one business day of your request.

     You should rely only on the information contained or incorporated by reference in this Proxy Statement to vote your shares at the GNI Special Meeting. Neither GNI nor Green I have authorized anyone to provide you with information that is different than what is contained in this Proxy Statement. This Proxy Statement is dated June 23, 1998. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than that date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     One or more representatives of KPMG Peat Marwick LLP, independent public accountants for GNI, are expected to be present at the Special Meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                                 OTHER MATTERS

     It is not intended that any business other than the proposals described above will be presented at the Special Meeting. With respect, however, to any other matters or proposals that may properly come before the Special Meeting, it is the intention of the persons named as proxies in any proxy solicited hereunder to vote such proxy in accordance with their best judgment.

                                        BY ORDER OF THE BOARD OF DIRECTORS OF
                                        THE GNI GROUP, INC.

                                        /s/ TITUS H. HARRIS, III
                                        Titus H. Harris, III
                                        Secretary

                    SELECTED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial statements of the Company are based on the audited and unaudited financial statements of GNI appearing elsewhere in, or which are incorporated by reference by this Proxy Statement, as adjusted to illustrate the estimated effects of the Merger and the Debt Financing. The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The Unaudited Pro Forma Consolidated Financial Statements and accompanying notes should be read in conjunction with the historical financial statements of GNI and other financial information pertaining to GNI appearing elsewhere in this Proxy Statement.

     The Unaudited Pro Forma Consolidated Financial Statements have been prepared to give effect to the Merger (and the application of the net proceeds therefrom) as though the Merger and the Debt Financing had occurred as of March 31, 1998 for the balance sheet (the "Unaudited Pro Forma Consolidated Balance Sheet"), and as of July 1, 1996 for the statement of operations for the fiscal year ended June 30, 1997 and for the nine months ended March 31, 1998 (the "Unaudited Pro Forma Condensed Statement of Operations"). The Merger is intended to qualify as a recapitalization. Therefore, the Merger has been treated as a recapitalization for purposes of preparing the selected pro forma financial information.

     The Unaudited Pro Forma Consolidated Financial Statements do not purport to be indicative of what the Company's financial position or results of operation would actually have been had the Merger and the Debt Financing been completed on such date or at the beginning of the periods indicated or to project the Company's results of operations for any future date.

                      THE GNI GROUP, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1998

                                                              GNI           PRO FORMA
                                                          CONSOLIDATED     ADJUSTMENTS        PRO FORMA
                        ASSETS:                           ------------    -------------      ------------
Cash and time deposits..................................  $     87,380    $ 43,221,222(a)    $     87,380
                                                                            (4,863,321)(b)
                                                                              (824,016)(c)
                                                                            (8,000,000)(e)
                                                                            18,500,000(f)
                                                                             3,471,440(g)
                                                                           (50,841,825)(h)
                                                                              (663,500)(i)
Net accounts receivable.................................     8,592,595                          8,592,595
Inventory...............................................       308,928                            308,928
Federal tax receivable..................................       930,470                            930,470
Prepaid expenses and other assets.......................     2,979,768                          2,979,768
                                                          ------------                       ------------
Total current assets....................................    12,899,141                         12,899,141
Property, plant and equipment...........................    53,568,791                         53,568,791
Less accumulated depreciation...........................   (18,510,349)                       (18,510,349)
                                                          ------------                       ------------
Net property, plant and equipment.......................    35,058,442                         35,058,442
Restricted time deposits................................     1,436,254                          1,436,254
Intangible assets, net..................................    18,591,601                         18,591,601
Other assets............................................     3,189,220      (1,189,816)(d)      3,999,404
                                                                             2,000,000(e)
                                                          ------------    ------------       ------------
TOTAL ASSETS............................................  $ 71,174,658    $    810,184       $ 71,984,842
                                                          ============    ============       ============
                                  LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Accounts payable........................................  $  1,992,162                       $  1,992,162
Accrued liabilities.....................................     3,497,628        (824,016)(c)      2,673,612
Federal income taxes payable............................       631,700                            631,700
Notes payable...........................................        81,719                             81,719
Current portion of long-term debt.......................     2,321,739      (2,321,739)(a)              0
                                                          ------------                       ------------
Total current liabilities...............................     8,524,948                          5,379,193
Accrued liabilities.....................................     2,721,534                          2,721,534
Long-term debt, less current portion....................    32,611,679      45,542,961(a)      78,154,640
Deferred income taxes...................................       898,163                            898,163
                                                          ------------                       ------------
Total liabilities.......................................    44,756,324                         87,153,530
Preferred stock.........................................             0      18,500,000(f)      18,500,000
Stockholders' equity:
Common stock............................................        66,747         (65,992)(h)          5,714
                                                                                 4,959(g)
Additional paid-in capital..............................    21,156,898     (50,822,839)(h)    (26,199,460)
                                                                             3,466,481(g)
Retained earnings.......................................     5,241,695      (4,863,321)(b)     (7,474,942)
                                                                            (1,189,816)(d)
                                                                            (6,000,000)(e)
                                                                              (663,500)(i)
Less cost of treasury stock.............................       (47,006)         47,006(h)               0
                                                          ------------    ------------       ------------
Total stockholders' equity..............................    26,418,334                        (33,668,688)
                                                          ------------                       ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............  $ 71,174,658    $    810,184       $ 71,984,842
                                                          ============    ============       ============

The accompanying notes to the unaudited pro forma condensed consolidated balance sheet are an integral part of this statement

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a) Reflects the payment of long term debt in the amount of $16,196,739, senior subordinated notes in the amount of $18,736,679 and the issuance of the new senior debt in the amount of $75,000,000; and records the borrowing under the new Revolving Credit Facility in the amount of $3,154,640.

(b) Reflects the non-recurring prepayment penalty up to $3,600,000 and discounted interest up to $1,263,321 associated with payment of the Senior Subordinated Notes. Such expense will be recognized in the quarter in which the Merger occurs.

(c)  Reflects the payment of accrued interest on historical debt.

(d) Reflects the non-recurring expense to write-off historical debt issuance costs. Such expense will be recognized in the quarter in which the Merger occurs.

(e) Represents investment banking and advisory fees and expenses associated with the fairness opinion, the valuation of the transaction, the redemption of the common stock and options, the proxy solicitation and other related fees and expenses.

(f) Reflects the issuance of 12% Series A Cumulative Compounding Preferred Stock with a stated value of $100 per share. The Preferred Stock is entitled to cumulative semi-annual dividends.

(g) Represents issuance of 39,121 shares of Class A and 456,799 shares of Class B common stock.

(h) Represents (i) the redemption of 6,634,525 shares of Common Stock less 41,416 Rollover Shares, and 428,400 warrants, (ii) the cancellation of 40,184 shares of treasury stock, and (iii) the difference between the purchase price and exercise price on 808,950 of stock options, less 34,093 Rollover Shares.

(i) Represents non-recurring, one-time compensation expense payable to the Chief Executive Officer and the Chief Financial Officer upon completion of the Merger. Such expense will be recognized in the quarter in which the Merger occurs.

                      THE GNI GROUP, INC. AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        FISCAL YEAR ENDED JUNE 30, 1997

                                                        GNI           PRO FORMA
                                                    CONSOLIDATED     ADJUSTMENTS       PRO FORMA
                                                    ------------     -----------      -----------
Revenues..........................................  $40,726,878                       $40,726,878
Cost and expenses:
Cost of services..................................   25,109,651                        25,109,651
Selling, general and administrative...............    5,333,137              (a)        5,333,137
Depreciation and amortization.....................    5,989,575          65,326(b)      6,054,901
                                                    -----------                       -----------
Total cost and expenses...........................   36,432,363                        36,497,689
                                                    -----------                       -----------
Operating income..................................    4,294,515                         4,229,189
Interest expense..................................    2,970,183       4,849,040(c)      7,819,223
Other income (expense)............................      (31,712)                          (31,712)
                                                    -----------                       -----------
Income (loss) before tax..........................    1,292,620                        (3,621,746)
Income tax (benefit)..............................      540,000      (2,024,916)(d)    (1,484,916)
                                                    -----------                       -----------
Net income (loss).................................      752,620                        (2,136,830)
Preferred stock dividends.........................                    2,220,000(e)      2,220,000
                                                    -----------      ----------       -----------
Net income (loss) applicable to common
  shareholders....................................  $   752,620       5,109,450       $(4,356,830)
                                                    ===========      ==========       ===========

EBITDA(f).........................................  $10,284,090                       $10,284,090

The accompanying notes to the unaudited pro forma condensed consolidated statement of operations are an integral part of this statement.

                      THE GNI GROUP, INC. AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        NINE MONTHS ENDED MARCH 31, 1998

                                                           GNI          PRO FORMA
                                                       CONSOLIDATED    ADJUSTMENTS     PRO FORMA
                                                       ------------    -----------    -----------
Revenues.............................................  $32,635,770                    $32,635,770

Cost and expenses:
Cost of services.....................................   18,362,235                     18,362,235
Selling, general and administrative..................    3,821,436         (a)          3,821,436
Depreciation and amortization........................    5,384,523        (26,966)(b)   5,357,557
                                                       -----------                    -----------
Total cost and expenses..............................   27,568,194                     27,541,228
                                                       -----------                    -----------

Operating Income.....................................    5,067,576                      5,094,542
Interest expense.....................................    2,934,796      2,934,931(c)    5,869,727
Other income (expense)...............................      191,335                        191,335
                                                       -----------                    -----------
Income (loss) before tax.............................    2,324,115                       (583,850)

Income tax (benefit).................................      899,068     (1,124,434)(d)    (225,366)
                                                       -----------                    -----------
Net income (loss)....................................    1,425,047                       (358,484)

Preferred stock dividends............................                   1,665,000(e)    1,665,000
                                                       -----------     ----------     -----------
Net income (loss) applicable to common
  shareholders.......................................  $ 1,425,047      3,448,531     $(2,023,484)
                                                       ===========     ==========     ===========

EBITDA(f)............................................  $10,452,099                    $10,452,099

The accompanying notes to the unaudited pro forma condensed consolidated statement of operations are an integral part of this statement.

  NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(a) Pro forma adjustments have not been made to reflect elimination of certain costs associated with being a publicly held company, estimated at $350,000 for the year ended June 30, 1997, and $175,000 for the nine months ended March 31, 1998.

(b) Reflects the net difference in amortization between historical debt costs and new debt costs.

(c) Reflects the interest expense on the new debt in the Notes Offering and Credit Facility and the elimination of interest expense on historical debt.

(d)  Represents the tax benefit applicable to the pro forma adjustments.

(e)  Represents Cumulative Preferred Stock dividends.

(f) EBITDA is defined as earnings before interest, other income (expense), income taxes, depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other combined income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity. The Company's calculation of EBITDA may not be consistent with similarly captioned amounts used by other companies.

                                    ANNEX A

                                FAIRNESS OPINION

                       [SANDERS MORRIS MUNDY LETTERHEAD]




                                                               February 10, 1998

The Board of Directors of
The GNI Group, Inc.
2525 Battleground Road
P.O. Box 220
Deer Park, Texas 77536-0220


Dear Sirs:


     It is our understanding that, subject to execution of a definitive agreement and plan of merger (the "Merger Agreement") between Green I Acquisition Corp., a Delaware corporation ("Green I"), and The GNI Group, Inc., a Delaware corporation ("GNI" or the "Company") (the "Merger"), and consummation of certain financing requirements, GNI will purchase for cash from its shareholders all of the issued and outstanding common stock (the "Common Stock") of the Company (the "Merger Consideration Shares") at a currently proposed price per share of $7.00 (the "Merger Consideration") and certain issued and outstanding common stock purchase options and warrants (the "Options(s)") at a price per Option reflecting the difference between the Merger Consideration and the exercise price thereof, excluding certain shares of Common Stock and Options of management of the Company.

     You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to holders of the Merger Consideration Shares. In arriving at our opinion, we have reviewed an essentially finalized form of the Merger Agreement, certain publicly available financial information concerning the Company and certain internal financial analyses and other information furnished to us by the Company. We have also held discussions with members of the senior management of the Company regarding the business and prospects of the Company. In addition, we have (i) reviewed the reported price and trading activity of the Common Stock of the Company, (ii) compared certain financial information of the Company with similar information for selected publicly traded companies that we considered comparable in whole or in part to GNI, (iii) considered, to the extent publicly available, the financial terms of other recent business combinations involving companies whose operations we considered comparable in whole or in part to the operations of the Company, and
(iv) performed such other studies and analyses and considered such other factors as we deemed appropriate.

     We have not independently verified the information described above and, for purposes of this opinion, have assumed and relied upon the accuracy and completeness thereof. With respect to information relating to the Company, we have assumed that such information reflects the best currently available estimates and judgments of management of the Company and as to the likely future financial performance of the Company. We are not expressing any opinion as to what the value of the Common Stock of the Company will be after giving effect to the Merger. In addition, we have not made an independent evaluation or appraisal of the assets of the Company. We have not been asked to consider, and our opinion does not address, the relative merits of the Merger to holders of the Merger Consideration Shares as compared to any alternative business strategies that may exist for the Company. We were not requested to, and did not, determine or recommend the Merger. Our opinion is based on market, economic and other conditions, including the circumstances regarding the Merger, as they exist and can be evaluated as of the

The Board of Directors of
The GNI Group, Inc.
February 10, 1998
Page 2



date of this letter. It should be understood that, although subsequent events may effect this opinion, we do not have any obligation to update, revise, or reaffirm this opinion.

     Sanders Morris Mundy Inc., has been engaged to deliver an opinion in connection with the Merger and will receive a fee upon delivery of this opinion. In the ordinary course of our business, we may actively trade the equity securities of GNI for our own account, the accounts of its principals or the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Sanders Morris Mundy has provided financial advisory services to GNI in the past and may continue to do so in the future.

     As customary part of its investment banking business, Sanders Morris Mundy is regularly engaged in the issuance of fairness opinions and the valuations of businesses and their securities in connection with private placements, mergers and acquisitions, underwritings, and valuations for corporate and other purposes.

     Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement and such opinion does not constitute a recommendation as to whether the GNI directors should engage in the transaction contemplated by the Merger Agreement or how any holder of the Merger Consideration Shares should vote with respect to the transaction contemplated by the Merger Agreement.

     Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Merger Consideration is fair, from a financial point of view, to the holders of the Merger Consideration Shares of the Company.



                                         Sincerely,

                                         Sanders Morris Mundy Inc.



                                          By: /s/ CHARLES L. DAVIS
                                             ---------------------
                                                Charles L. Davis
                                                 Vice President

                                    ANNEX B

                          AGREEMENT AND PLAN OF MERGER

                                      AND

                               FIRST AMENDMENT TO

                          AGREEMENT AND PLAN OF MERGER

                                                                  EXECUTION COPY





                          AGREEMENT AND PLAN OF MERGER

                                    between

                           GREEN I ACQUISITION CORP.

                                      and

                              THE GNI GROUP, INC.


                         Dated as of February 12, 1998

                               TABLE OF CONTENTS

                                                                                                                     Page
ARTICLE I
         THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
                 SECTION 1.01.  The Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
                 SECTION 1.02.  Company Action  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
                 SECTION 1.03.  Effective Time; Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
                 SECTION 1.04.  Effect of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
                 SECTION 1.05.  Articles of Incorporation; By-laws  . . . . . . . . . . . . . . . . . . . . . . . . . . 2
                 SECTION 1.06.  Directors and Officers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
                 SECTION 1.07.  Conversion of Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
                 SECTION 1.08.  Employee Stock Options; Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
                 SECTION 1.09.  Dissenting Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
                 SECTION 1.10.  Surrender of Shares; Stock Transfer Books . . . . . . . . . . . . . . . . . . . . . . . 5

ARTICLE II
          REPRESENTATIONS AND WARRANTIES OF THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
                 SECTION 2.01.  Organization and Qualification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
                 SECTION 2.02.  Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
                 SECTION 2.03.  Authorization and Validity of Agreement . . . . . . . . . . . . . . . . . . . . . . . . 7
                 SECTION 2.04.  Consents and Approvals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
                 SECTION 2.05.  No Violation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
                 SECTION 2.06.  SEC Reports; Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
                 SECTION 2.07.  Disclosure Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
                 SECTION 2.08.  Compliance with Law; Environmental Matters  . . . . . . . . . . . . . . . . . . . . .  10
                 SECTION 2.09.  Absence of Certain Changes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
                 SECTION 2.10.  No Undisclosed Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
                 SECTION 2.11.  Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
                 SECTION 2.12.  Employee Benefit Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
                 SECTION 2.13.  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 SECTION 2.14.  Intellectual Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
                 SECTION 2.15.  Other Interests . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 SECTION 2.16.  Labor Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 SECTION 2.17.  Brokers and Finders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 SECTION 2.18.  Opinion of Financial Advisor  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 SECTION 2.19.  Real Property and Leases  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 SECTION 2.20.  Material Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 SECTION 2.21.  Certain Business Practices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
                 SECTION 2.22.  [Reserved]  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
                 SECTION 2.23.  Customers and Suppliers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
                 SECTION 2.24.  Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
                 SECTION 2.25.  Vote Required . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

                 SECTION 2.26.  Stock Retention and Voting Agreements   . . . . . . . . . . . . . . . . . . . . . . .  20

ARTICLE III
           REPRESENTATIONS AND WARRANTIES OF PURCHASER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
                 SECTION 3.01.  Organization and Qualification  . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
                 SECTION 3.02.  Authorization and Validity of Agreement . . . . . . . . . . . . . . . . . . . . . . .  21
                 SECTION 3.03.  Consents and Approvals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
                 SECTION 3.04.  No Violation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
                 SECTION 3.05.  Disclosure Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
                 SECTION 3.06.  Financing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

ARTICLE IV
          COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
                 SECTION 4.02.  Access; Confidentiality . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
                 SECTION 4.03.  Preparation of Company Statement;
                                Shareholders' Meeting; Further Actions  . . . . . . . . . . . . . . . . . . . . . . .  25
                 SECTION 4.04.  Public Announcements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
                 SECTION 4.05.  Recapitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
                 SECTION 4.06.  Acquisition Proposals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
                 SECTION 4.07.  D&O Indemnification and Insurance . . . . . . . . . . . . . . . . . . . . . . . . . .  28
                 SECTION 4.08.  Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
                 SECTION 4.09.  Debt Financing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
                 SECTION 4.10.  Preferred Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
                 SECTION 4.11.  Schedule 13-E . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
                 SECTION 4.12.  Certain Filings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

ARTICLE V
         CONDITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
                 SECTION 5.01.  Conditions to the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

ARTICLE VI
          TERMINATION, AMENDMENT AND WAIVER   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
                 SECTION 6.01.  Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
                 SECTION 6.02.  Effect of Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
                 SECTION 6.03.  Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
                 SECTION 6.04.  Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
                 SECTION 6.05.  Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

ARTICLE VII
           GENERAL PROVISIONS     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
                 SECTION 7.01.  Non-Survival of Representations,
                                Warranties and Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
                 SECTION 7.02.  Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

                 SECTION 7.03.  Certain Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
                 SECTION 7.04.  Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
                 SECTION 7.05.  Entire Agreement; Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
                 SECTION 7.06.  Parties in Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
                 SECTION 7.07.  Specific Performance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
                 SECTION 7.08.  Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
                 SECTION 7.09.  Headings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
                 SECTION 7.10.  Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44


EXHIBIT A                 Amended and Restated Certificate of Incorporation of
                          The GNI Group, Inc.

EXHIBIT B                 Amended and Restated By-Laws of The GNI Group, Inc.

EXHIBIT C-1               Voting Agreements

EXHIBIT C-2               Management Voting Agreement

EXHIBIT 4.01(k)(iv)       Capital Budget

                           GLOSSARY OF DEFINED TERMS


       Defined Term                                                             Location of Definition
       ------------                                                             ----------------------
       Acquisition Proposal  . . . . . . . . . . . . . . . . . . . . . . . .    Section 4.06
       affiliate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(a)
       Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Preamble
       beneficial owner  . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(b)
       Benefit Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03
       Board . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.02
       business day  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(c)
       Capital Lease . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03
       Capital Lease Obligations . . . . . . . . . . . . . . . . . . . . . .    Section 7.03
       Certificate of Merger . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.03
       Certificates  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.09(b)
       Code  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.12(a)
       Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Preamble
       Company Disclosure Schedule . . . . . . . . . . . . . . . . . . . . .    Section 2.01
       Company SEC Documents . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.06
       Company Statement . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.07
       control . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(f)
       Costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 4.07(a)
       Debt Financing  . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 4.09
       defined benefit plan  . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.12(b)
       Delaware Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Recitals
       Dissenting Shares . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.09(a)
       D&O Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 4.07(b)
       Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.03
       Equity Financing  . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 3.06
       ERISA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(m)
       ERISA Affiliate . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(n)
       Exchange Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.04
       Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 4.08(a)
       Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 6.03(d)
       First Analysis  . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.17
       Funded Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(o)
       Governmental Entity . . . . . . . . . . . . . . . . . . . . . . . . .    Section 4.03(d)
       Governmental Order  . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.08
       Guaranties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(p)
       HSR Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.04

                           GLOSSARY OF DEFINED TERMS

       Indemnified Parties . . . . . . . . . . . . . . . . . . . . . . . . .    Section 4.07(a)
       Intellectual Property . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.14(d)
       Knowledge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(r)
       Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.08
       Leases  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.19(d)
       Liens . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.19(b)
       Management Voting Agreement . . . . . . . . . . . . . . . . . . . . .    Section 1.07(c)
       Material Adverse Effect . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(s)
       Material Contracts  . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.20(a)
       Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Recitals
       Merger Consideration  . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.07(a)
       Mirror Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . .    Section 4.10
       Multiemployer Plan  . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(t)
       Ordinary Course of Business . . . . . . . . . . . . . . . . . . . . .    Section 7.03(u)
       Option Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.08
       Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.08
       Owned Intellectual Property . . . . . . . . . . . . . . . . . . . . .    Section 2.14(a)
       Owned Real Property . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.19(b)
       Paying Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.10(a)
       Permits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.05
       Permitted Liens . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.19(b)
       Per Share Amount  . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.07(a)
       Person  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(v)
       Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(w)
       Preferred Stock . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.02(a)
       Purchaser . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Preamble
       Purchaser Disclosure Schedule . . . . . . . . . . . . . . . . . . . .    Section 3.03
       Registration Statement  . . . . . . . . . . . . . . . . . . . . . . .    Section 4.12
       Revolver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 4.9 (b)
       Rollover Shareholder  . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.07(c)
       Sanders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.02(a)
       Schedule 13E-3  . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.07
       SEC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.10(a)
       Securities Act  . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.04
       Shareholder . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Recitals
       Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Recitals
       Shareholders' Meeting . . . . . . . . . . . . . . . . . . . . . . . .    Section 4.03(c)
       Stockholders Agreement  . . . . . . . . . . . . . . . . . . . . . . .    Section 5.01(c)(viii)
       subsidiary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(aa)
       Surviving Corporation . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.01

                           GLOSSARY OF DEFINED TERMS

       Swap Obligations  . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 7.03(bb)
       Tax . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.13(a)
       Tax Returns . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.13(a)
       Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.02(a)
       Voting Agreements . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 2.26
       Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Section 1.08(b)

                 AGREEMENT AND PLAN OF MERGER, dated as of February 12, 1998 (this "Agreement"), between GREEN I ACQUISITION CORP., a Delaware corporation ("Purchaser"), and The GNI Group, Inc., a Delaware corporation (the "Company").

                 WHEREAS, the Boards of Directors of Purchaser and the Company have each determined that it is in the best interests of its shareholders for Purchaser to acquire the Company upon the terms and subject to the conditions set forth herein; and

                 WHEREAS, also in furtherance of such acquisition, the Board of Directors of Purchaser and the Company has each approved the merger (the "Merger") of Purchaser with and into the Company in accordance with the General Corporation Law of the State of Delaware ("Delaware Law") upon the terms and subject to the conditions set forth herein; and

                 WHEREAS, Purchaser is unwilling to enter into this Agreement unless, contemporaneously with the execution and delivery of this Agreement, certain beneficial and record stockholders of the Company have entered into certain voting agreements, substantially in the form as set forth in Exhibits C-1 and C-2 hereto, providing for certain actions relating to certain of the shares of common stock, par value $.01 per share, of the Company (shares of common stock of the Company being collectively referred to as "Shares" and individually as a "Share") owned or controlled by them;

                 WHEREAS, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

                 WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes;

                 NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Purchaser and the Company hereby agree as follows:


                                    ARTICLE
                                   THE MERGER

                 SECTION 1.01 The Merger. Upon the terms and subject to the conditions set forth in Article V, and in accordance with Delaware Law, at the Effective Time (as hereinafter defined), Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

                 SECTION 1.02 Company Action. (a) The Company hereby represents that (i) the Board of Directors of the Company (the "Board"), at a meeting duly called and held on February 10, 1998, has (A) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively, the "Transactions") and the Transactions are fair to and in the best interests of the holders of Shares, (B) approved and adopted this Agreement and the Merger and (C) recommended that the shareholders of the Company approve and adopt this Agreement and the Merger and (ii) Sanders Morris Mundy Inc. ("Sanders") has delivered to the Board an opinion to the effect that, as of the date of this Agreement, the cash consideration to be received in the Merger by the holders of Shares (other than Purchaser and its affiliates and any other holders of Shares who will retain Shares following consummation of the Merger) is fair from a financial point of view to such holders. The Company agrees to include in the Company Statement (as defined in Section 2.07) the recommendation of the Board described in the immediately preceding sentence.

                 (b) The Company shall take all action as may be necessary to effect the Transactions as contemplated by this Agreement, including, without limitation, promptly mailing the Company Statement to the record holders and beneficial owners of the Shares.

                 SECTION 1.03 Effective Time; Closing. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article V, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form or forms as is required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of such filing being the "Effective Time"). Prior to such filing, a closing shall be held at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article V.

                 SECTION 1.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

                 SECTION 1.05 Articles of Incorporation; By-laws. (a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as set forth in Exhibit A attached hereto until thereafter amended as provided by law and such Certificate of Incorporation.

                 (b) At the Effective Time, the By-laws of the Surviving Corporation shall be amended to read as set forth in Exhibit B attached hereto until thereafter amended as provided by law and such By-laws.

                 SECTION 1.06 Directors and Officers. The directors of the Company immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

                 SECTION 1.07. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities:

                 (a) Each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 1.07(b), any Shares to remain outstanding pursuant to
         Section 1.07(c) and any Dissenting Shares as defined in Section 1.09) shall be canceled and shall be converted automatically into the right to receive an amount equal to $7.00 (the "Per Share amount") in cash (the "Merger Consideration") payable, without interest, to the holder of such Share, upon surrender, in the manner provided in Section 1.10, of the certificate that formerly evidenced such Share;

                 (b)(i) Each Share held in the treasury of the Company and each Share owned by any direct or indirect wholly owned subsidiary of the Company and each Share owned by Purchaser immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; (ii) Each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted and exchanged for one validly issued, fully paid and nonassessable share of Class A or Class B Common Stock (as appropriate), par value $.01 per share, of the Surviving Corporation equal to and with the same rights, powers and privileges as the shares so converted; and (iii) Each share of preferred stock of Purchaser outstanding immediately prior to the Effective Time shall be converted and exchanged for one validly issued, fully paid and non-assessable share of Series A Preferred Stock of the Surviving Corporation with the same rights, powers and privileges as the preferred stock so converted;

                 (c) certain of the Shares held by and registered in the names of certain members of management and the Board (the "Rollover Shareholders"), pursuant to the terms of the voting agreement among the Rollover Shareholders, certain members of management and Purchaser, substantially as set forth in Exhibit C-2 attached hereto (the

         "Management Voting Agreement"), shall not be canceled as provided above, but shall remain outstanding.

                 SECTION 1.08 Employee Stock Options; Warrants. (a) Unless otherwise provided in the Management Voting Agreement, each option to purchase Shares ("Options") that is outstanding immediately prior to the Effective Time (whether or not vested or exercisable) shall, at the Effective Time, be canceled, and in exchange therefor, each Option holder shall receive a cash payment which, prior to deduction for applicable withholding taxes, is in an amount equal to the product of (A) the excess, if any, of the Per Share Amount over the per share exercise price of the Option and (B) the number of shares subject to the Option (whether or not vested). The Company shall make such payment on or prior to the Effective Date immediately upon receipt of a written agreement from the Option holder to accept such payment in full settlement of such Option holder's rights with respect to the Option. If the per share exercise price of any Option equals or exceeds the Per Share Amount, such Option shall be canceled without any payment required thereunder. No such Plan will survive the Effective Time.

                 (b) the warrants issued pursuant to the Note and Warrant Purchase Agreement between the Company and the other parties thereto (the "Warrants") will have been canceled and the holders thereof shall have received payment in full in accordance with the terms of the Warrants.

                 SECTION 1.09 Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall not have voted in favor of the Merger and who shall have complied with all of the relevant provisions of Section 262 of Delaware Law (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration but instead shall be converted into the right to receive payment from the Surviving Corporation with respect to such Dissenting Shares in accordance with Delaware Law, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under Delaware Law. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall be entitled to receive the Merger Consideration in accordance with Section 1.07.

                 (b) The Company shall give Purchaser (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Delaware Law. The Company shall not, except with the prior written consent of Purchaser (which consent shall not be unreasonably withheld), make any payment with respect to Dissenting Shares or offer to settle or settle any claims or demands with respect to Dissenting Shares.

                 SECTION 1.10 Surrender of Shares; Stock Transfer Books. (a) Prior to the Effective Time, Purchaser shall designate a bank or trust company (which bank or trust company shall be reasonably acceptable to the Company) to act as agent (the "Paying Agent") for the holders of Shares in connection with the Merger to receive the funds to which holders of Shares shall become entitled pursuant to Section 1.07(a). Such funds shall be invested by the Paying Agent as directed by the Surviving Corporation, provided that such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Services, Inc. or Standard & Poor's Corporation, respectively, or in deposit accounts, certificates of deposit or banker's acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $1.0 billion (based on the most recent financial statements of such bank which are then publicly available at the Securities and Exchange Commission (the "SEC") or otherwise).

                 (b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 1.07(a), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing Shares (the "Certificates") shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable.

                 (c) At any time following the sixth month after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Shares (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them to the fullest extent permitted by law. Notwithstanding the foregoing, to the fullest extent permitted by law, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Share for any Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar law.

                 (d) At the Effective Time, the stock transfer books of the Company shall be closed to the extent permitted by applicable law and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable law.


                                  ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                 The Company hereby represents and warrants to Purchaser as follows:


                 SECTION 2.01 Organization and Qualification. The Company and each of its subsidiaries (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (b) has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (c) is in good standing and duly qualified to do business in each jurisdiction in which the transaction of its business makes such qualification necessary; except where the failure to be so organized, existing, qualified and in good standing or to have such power or authority would not constitute a Material Adverse Effect. True and complete copies of the Certificates of Incorporation and the by-laws (or other comparable governing documents) of the Company and each of its subsidiaries have been made available to Purchaser. A true and complete list of all of the Company's subsidiaries, together with the jurisdiction of incorporation of each such subsidiary and the percentage of the outstanding capital stock of each such subsidiary owned by the Company and its subsidiaries, is set forth in Section 2.01 of the Company's disclosure schedule delivered to Purchaser in connection with this Agreement (the "Company Disclosure Schedule").

                 SECTION 2.02 Capitalization. (a) The authorized capital stock of the Company consists of 20,000,000 Shares and 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), of which 500,000 shares have been designated "Series A Preferred Stock." As of the date of this Agreement, (i) 6,674,709 Shares were issued and outstanding and 40,184 Shares were held in treasury, (ii) 808,950 Shares were reserved for issuance pursuant to outstanding Options and 208,517 Shares were reserved for issuance in respect of future grants of Options, (iii) 428,400 Shares were reserved for issuance pursuant to outstanding warrants, and (iv) no shares of Preferred Stock were issued and outstanding. All outstanding Shares are validly issued, fully paid and nonassessable and are not subject to preemptive rights. Except as set forth in this Section 2.02(a) or as disclosed in Section 2.02(a) of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, rights, commitments or any other agreements to which the Company is a party or by which the Company is bound which obligate the Company to (i) issue, deliver or sell or cause to be issued, delivered or sold any additional Shares or any other capital stock of the Company or any other securities convertible into, or exercisable or exchangeable for, or evidencing the right to subscribe for, any such Shares or (ii) purchase, redeem or otherwise acquire any Shares and any other capital stock of the Company. All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Shares or any capital stock of any such subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any subsidiary (other than a wholly owned subsidiary of the Company) or any other Person. Each outstanding share of capital stock of each of the Company's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except as disclosed on Section 2.02 (a) of the Company Disclosure Schedule, each such share is owned by the Company and its subsidiaries is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or such other subsidiary's voting rights, charges and other encumbrances of any nature whatsoever, except for liens arising by operation of law that would not constitute a Material Adverse Effect.

                 (b) Except as provided in Section 2.02(b) of the Company Disclosure Schedule, there are no voting trusts or shareholder agreements to which the Company is a party with respect to the voting of the capital stock of the Company.

                 SECTION 2.03 Authorization and Validity of Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions in accordance with the terms hereof (subject to the approval and adoption of this Agreement and the Merger by the holders of a majority of the outstanding Shares and the filing and recordation of appropriate merger documents as required by Delaware Law). The Board has duly authorized the execution, delivery and performance of this Agreement by the Company, and no other corporate action or other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Transactions (other than the approval and adoption of this Agreement and the Merger by the holders of a majority of the outstanding Shares). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding obligation of Purchaser, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The

Board has taken all necessary actions such that the provisions of Section 203 of Delaware Law do not apply to the Transactions.

                 SECTION 2.04 Consents and Approvals. Neither the execution and delivery of this Agreement by the Company nor the performance of this Agreement by the Company and the consummation by the Company of the Transactions will require on the part of the Company or any of its subsidiaries any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) pursuant to the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act") and the SEC's rules and regulations thereunder, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the SEC's rules and regulations promulgated thereunder and state takeover laws (iii) the filing and recordation of the Certificate of Merger pursuant to Delaware Law and appropriate documents with the relevant authorities of other states in which the Company is authorized to do business, (iv) as set forth in Section 2.04 of the Company Disclosure Schedule or (v) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification would not constitute a Material Adverse Effect or restrict or prevent the consummation of the Transactions.

                 SECTION 2.05  No Violation.  Except as set forth in Section
2.05 of the Company Disclosure Schedule, assuming the Merger has been duly approved by the holders of a majority of the outstanding Shares, neither the execution and delivery of this Agreement by the Company nor the performance of this Agreement by the Company and the consummation by the Company of the Transactions will (a) conflict with or violate the Certificate of Incorporation of the Company or the By-laws (or other comparable governing documents) of the Company or any of its subsidiaries; (b) result in a violation or breach of, constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, cancellation or acceleration of, or result in the imposition of any lien, charge or other encumbrance on any assets or property of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, Lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective assets or properties are bound, except for any such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) described in this clause
(b) as to which requisite waivers or consents have been obtained or which would not constitute a Material Adverse Effect or restrict or prevent the consummation of the Transactions; or (c) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section
2.04 and this Section 2.05 are duly and timely obtained or made and the approval of the Merger by the holders of a majority of the outstanding Shares has been obtained, conflict with or violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its subsidiaries or any of their respective assets and properties, except for such violations which would not constitute a Material Adverse Effect or restrict or
prevent the consummation of the Transactions.   Except as would not constitute
a Material Adverse Effect, the Company and each of its subsidiaries hold all permits, variances, licenses, exemptions, orders and approvals of governmental, administrative, and regulatory authorities, (collectively, "Permits") regarding the conduct of their respective businesses and the use of their respective property, including, without limitation, all Permits issued by any governmental, administrative and regulatory authorities that are concerned with the safety, efficacy, reliability or manufacturing of chemicals, as now being conducted and the same are in full force and effect.

                 SECTION 2.06 SEC Reports; Financial Statements. (a) Except as set forth on Section 2.06 of the Company Disclosure Schedule, since January 1, 1995 the Company has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it with the SEC pursuant to the Securities Act and the SEC's rules and regulations promulgated thereunder and the Exchange Act and the SEC's rules and regulations promulgated thereunder (any such documents filed prior to the date hereof being collectively, the "Company SEC Documents"). The Company SEC Documents including, without limitation, any financial statements or schedules included therein, at the time filed, or in the case of registration statements on their respective effective dates, (i) complied as to form in all material respects with the applicable requirements of the Securities Act and the SEC's rules and regulations promulgated thereunder and the Exchange Act and the SEC's rules and regulations promulgated thereunder and (ii) did not at the time filed (or, in the case of registration statements, at the time of effectiveness), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No subsidiary of the Company is required to file any form, report or other document with the SEC.

                 (b) Each of the consolidated financial statements of the Company (including any related notes thereto) included in the Company SEC Documents (excluding the Company SEC Documents described in Section 2.07) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the period involved (except as may be indicated in such financial statements or in the notes thereto or, in the case of unaudited financial statements, as permitted by the requirements of Form 10-Q) and present fairly, in all material respects (subject, in the case of the unaudited statements, to normal year-end adjustments which such adjustments in the aggregate would constitute a Material Adverse Effect and the absence of footnotes), the financial position of the Company as of the dates thereof and the results of the Company's operations and cash flows for the periods presented therein.

                 (c) The Company has heretofore furnished or made available to Purchaser complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

                 SECTION 2.07 Disclosure Documents. The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders' Meeting (such Proxy Statement, as amended or supplemented, being referred to herein as the "Company Statement"), as of the date first mailed to the shareholders of the Company and at the time of the Shareholders' Meeting, and the Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with all amendments and supplements thereto, the "Schedule 13E-3") at the time filed with the SEC, or at any time thereafter when the information therein is required to be updated pursuant to applicable law, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company Statement will, when filed by the Company with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the SEC rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the statements made in any of the foregoing documents based on written information supplied by or on behalf of Purchaser or any of its respective affiliates specifically for inclusion therein.

                 SECTION 2.08 Compliance with Law; Environmental Matters. Except as set forth in Section 2.08 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in violation of any applicable federal, state, local or foreign statute, rule, regulation, decree, ordinance, code requirement or order of any governmental or regulatory authority or rule of common law, including, without limitation, all federal and state antitrust law (whether statutory or otherwise) (collectively, "Law") applicable to the Company or any of its subsidiaries, or any of the products produced, distributed marketed or sold by the Company or any of its subsidiaries, except for violations which would not constitute a Material Adverse Effect. Section
2.08 of the Company Disclosure Schedule sets forth a brief description of each order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any governmental or regulatory authority (each, a "Governmental Order") applicable to the Company and any of its subsidiaries.
No such Governmental Order constitutes a Material Adverse Effect. Without limiting the foregoing, except as set forth in Section 2.08 of the Company Disclosure Schedule, (a) the Company and its subsidiaries have obtained and hold all Environmental Permits (other than those Environmental Permits the absence of which to obtain would not constitute a Material Adverse Effect), which are listed on Section 2.08 of the Company Disclosure Schedule, and to the Knowledge of the Company, there are no facts, conditions or circumstances that could reasonably form the basis for the revocation, denial of renewal, or material amendment or modification of any such Environmental Permit; (b) the Company and its subsidiaries are in compliance with all terms, conditions and provisions of all applicable Environmental Permits and Environmental Laws except for any non-compliance which would not constitute a Material Adverse Effect; (c) there are no pending or threatened Environmental Claims, which would constitute a Material Adverse Effect, against the Company or any of its subsidiaries, and the Company is not aware of any facts or circumstances which could reasonably be expected to form the basis for any Environmental Claim, which would constitute a Material Adverse Effect, against the Company or any of its subsidiaries; (d) no

Releases of Hazardous Materials have occurred at, from, in, to, on or under any Site and no Hazardous Materials are present in, on, about or migrating to or from any Site that are reasonably likely to rise to an Environmental Claim against the Company or any of its subsidiaries; (e) neither the Company, any subsidiary of the Company, any predecessor of the Company or any such subsidiary, nor any entity previously owned by the Company or any such subsidiary, has transported or arranged for the treatment, storage, handling, disposal, or transportation of any Hazardous Material to any off-Site location which is reasonably likely to result in an Environmental Claim against the Company or any of its subsidiaries; (f) no Site is a current or proposed Environmental Clean-up Site; (g) there are no Liens (other than Permitted Liens) arising under or pursuant to any Environmental Law on any Site and there are no facts, circumstances, or conditions that could reasonably be expected to restrict, encumber, or result in the imposition of special conditions under any Environmental Law with respect to the ownership, occupancy, development, use or transferability of any Site; (h) there are no current or former underground storage tanks (active or abandoned), polychlorinated biphenyl containing equipment or asbestos containing material at any Site; and (i) there have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by, on behalf of, or which are in the possession of the Company or any of its subsidiaries with respect to any Site which have not been delivered to or made available to Purchaser prior to the execution of this Agreement. To the Knowledge of the Company, except as disclosed in Schedule
2.08 of the Company Disclosure Schedule, there are no capital expenditures that the Company or its subsidiaries will be required to incur to comply with current or reasonably foreseeable Environmental Laws that could constitute a Material Adverse Effect.

                 SECTION 2.09 Absence of Certain Changes. Except as and to the extent disclosed in Section 2.09 of the Company Disclosure Schedule, since June 30, 1997, the Company and each of its subsidiaries have conducted its businesses only in the ordinary course of business and consistent with past practice and (a) there has not been any Material Adverse Effect and (b) the Company has not taken any of the actions set forth in paragraphs (a) through
(m) of Section 4.01.

                 SECTION 2.10 No Undisclosed Liabilities. Except (a) for liabilities incurred in the ordinary course of business and consistent with past practice, (b) liabilities incurred in connection with the Transactions,
(c) liabilities which would not constitute a Material Adverse Effect and (d) as and to the extent disclosed in the Company SEC Documents or as set forth in
Section 2.10 of the Company Disclosure Schedule, from June 30, 1997, neither the Company nor any of its subsidiaries has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected in or reserved against on a consolidated balance sheet, or in the notes thereto, of the Company prepared in accordance with generally accepted accounting principles consistent with past practice.

                 SECTION 2.11 Litigation. Except as and to the extent disclosed in Section 2.11 of the Company Disclosure Schedule, there are no claims, actions, proceedings or governmental, administrative or regulatory investigations pending, nor has the Company or any of its subsidiaries received notice of any threatened claims, actions, proceedings or governmental, administrative or regulatory investigations, against the Company or any of its subsidiaries by or before any court, arbitrator or administrative or governmental or regulatory body, domestic or foreign, which, if adversely determined would constitute a Material Adverse Effect or seek to delay or prevent the consummation of the Transactions. None of the Company, its subsidiaries, nor any of their respective assets is subject to any outstanding and unsatisfied order, writ, judgment, injunction, determination, award or decree which would constitute a Material Adverse Effect.

                 SECTION 2.12 Employee Benefit Matters. All Benefit Plans are listed in Section 2.12 of the Company Disclosure Schedule, and copies of all documentation relating to such Benefit Plans have been delivered or made available to Purchaser (including copies of written Benefit Plans, written descriptions of oral Benefit Plans, summary plan descriptions, trust agreements, the three most recent annual returns, employee communications, and IRS determination letters). Except as disclosed in Section 2.12 of the Company Disclosure Schedule:

                 (a) each Benefit Plan has at all times been maintained and administered in all material respects in accordance with its terms and with the requirements of all applicable law, including ERISA and the Internal Revenue Code of 1986, as amended (the "Code"), and each Benefit Plan intended to qualify under section 401(a) of the Code has at all times since its adoption been so qualified, and each trust which forms a part of any such plan has at all times since its adoption been tax-exempt under section 501(a) of the Code;

                 (b) no Benefit Plan is a "defined benefit plan" within the meaning of section 414(j) of the Code;

                 (c)      no Benefit Plan is a Multiemployer Plan;

                 (d) no direct, contingent or secondary liability has been incurred or is expected to be incurred by the Company or any of its subsidiaries under Title IV of ERISA to any party with respect to any Benefit Plan, or with respect to any other Plan presently or heretofore maintained or contributed to by any ERISA Affiliate;

                 (e) neither the Company, any of its subsidiaries nor any ERISA Affiliate has incurred any liability for any tax imposed under section 4971 through 4980B of the Code or civil liability under section 502(i) or (l) of ERISA;

                 (f) no benefit under any Benefit Plan, including, without limitation, any severance or parachute payment plan or agreement, will be established or become accelerated, vested or payable by reason of any transaction contemplated under this Agreement;

                 (g) no tax has been incurred under section 511 of the Code with respect to any Benefit Plan (or trust or other funding vehicle pursuant thereto);

                 (h) no Benefit Plan provides health or death benefit coverage beyond the termination of an employee's employment, except as required by Part 6 of Subtitle B of Title I of ERISA or section 4980B of the Code or any state laws requiring continuation of benefits coverage following termination of employment;

                 (i) no suit, actions or other litigation (excluding claims for benefits incurred in the ordinary course of plan activities) have been brought or, to the Knowledge of the Company or any of its subsidiaries, threatened against or with respect to any Benefit Plan and there are no facts or circumstances known to the Company or any of its subsidiaries that could reasonably be expected to give rise to any such suit, action or other litigation; and

                 (j) all contributions to Benefit Plans that were required to be made under such Benefit Plans have been made, and all benefits accrued under any unfunded Benefit Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP, all of which accruals under unfunded Benefit Plans are as disclosed in Section 2.12 of the Company Disclosure Schedule, and each of the Company and its subsidiaries have performed all material obligations required to be performed under all Benefit Plans.

                 SECTION 2.13 Taxes. (a) For purposes of this Agreement, (i) "Tax" or "Taxes" means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any governmental or taxing authority including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs' duties, tariffs, and similar charges and (ii) "Tax Returns" means all reports and returns (including elections, claims, declarations, disclosures, schedules, estimates, computations and information returns) required to be supplied to a Tax authority in any jurisdiction relating to Taxes.

                 (b) Except as and to the extent disclosed in the Company SEC Documents or in Section 2.13(b) of the Company Disclosure Schedule, (i) the Company and each of its subsidiaries have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) the Company and each of its subsidiaries have paid all Taxes required to be paid by it including Taxes that the Company and its subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith or for such amounts that would not constitute a Material Adverse Effect; (iii) as of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened in writing audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters relating to the Company or any of its subsidiaries which, if determined adversely to the Company or its subsidiaries, would constitute a Material Adverse Effect; (iv) there are no deficiencies or claims for any Taxes that have been proposed, asserted or assessed against the Company or any of its subsidiaries which, if such deficiencies or claims were finally resolved against the Company or any of its subsidiaries, would constitute a Material Adverse Effect; (v) there are no material Liens for Taxes upon the assets of the Company or any of its subsidiaries, other than Liens for current Taxes not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings; (vi) none of the Company or any of its subsidiaries has made an election under Section 341(f) of the Code
(vii) no extension of the statute of limitations on the assessment of any Taxes has been granted by the Company or any of its subsidiaries and is currently in effect; (viii) none the Company or its subsidiaries is a party to any agreement or arrangement that could reasonably be expected to result, separately or in the aggregate, in the actual or deemed payment by the Company or a subsidiary of any "excess parachute payments" within the meaning of Section 280G or 162(m) of the Code; (ix) none of the Company or its subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (x) all Taxes required to be withheld, collected or deposited by or with respect to the Company and its subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required have been paid to the relevant taxing authority, except, in each case, to the extent that failing to so withhold, collect, deposit or pay would not constitute a Material Adverse Effect; (xi) none of the Company or its subsidiaries has issued or assumed (A) any obligations described in Section 279(b) of the Code, (B) any applicable high yield discount obligations, as defined in Section 163(i) of the Code, or (C) any registration-required obligations, within the meaning of Section 163(f)(2) of the Code, that is not, registered form; (xii) there are no requests for information currently outstanding that could affect the Taxes of the Company and its subsidiaries; and (xiii) there are no proposed reassessments of any property owned by the Company or its subsidiaries or other proposals that could increase the amount of any Tax to which the Company, its subsidiaries or any such Person would be subject.

                 SECTION 2.14 Intellectual Property. (a) Section 2.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all Intellectual Property owned by the Company and its subsidiaries, including all patents, trademarks, copyrights, mask works and other forms of Intellectual Property and all applications and registrations therefor (the "Owned Intellectual Property"). Except as would not constitute a Material Adverse Effect and except as set forth in Section 2.14(a) of the Company Disclosure Schedule, the Company is the sole and exclusive owner of the Owned Intellectual Property, free and clear of any encumbrance. Except as would not constitute a Material Adverse Effect and except as set forth in Section 2.14(a) of the Company Disclosure Schedule, the patents and registrations made for the Owned Intellectual Property are current, outstanding and valid, and the Company has complied with all requirements to maintain such Intellectual Property in full force and effect.

                 (b) The Owned Intellectual Property constitutes all of the Intellectual Property requisite and necessary for the conduct of the businesses of the Company and its subsidiaries.

Except as set forth in Section 2.14(b) of the Company Disclosure Schedule, the Company and its subsidiaries does not have, nor do they require, any license (other than licenses generally available to the public at reasonable cost) from any Person in or to any Intellectual Property that is material to the businesses of the Company and its subsidiaries. As a result of the Transactions, as of the Effective Date, the Surviving Corporation shall own all right, title and interest in and to all Intellectual Property requisite and necessary for the conduct of the businesses of the Surviving Corporation and its subsidiaries. Except as provided on Section 2.14(b) of the Company Disclosure Schedule, the Company and its subsidiaries has not granted a license to any Person in or to any of the Owned Intellectual Property.

                 (c) Except as provided on Section 2.14(c) of the Company Disclosure Schedule, to the Knowledge of the Company, no actions or proceedings involving the Company or its subsidiaries are pending or threatened, (i) which challenge the ownership, validity or enforceability of any of the Owned Intellectual Property, (ii) which seek to restrict the use by the Company or its subsidiaries of any of the Owned Intellectual Property, or (iii) which allege that the Company or its subsidiaries infringes or violates the Intellectual Property of any Person. No pending or threatened action or proceeding, including but not limited to those on Section 2.14(c) of the Company Disclosure Schedule, would constitute a Material Adverse Effect if decided adversely to the Company or its subsidiaries. To the Knowledge of the Company, the Company is aware of no infringement or violation of the Owned Intellectual Property by any Person.

                 (d) For the purpose of this Section 2.14, the Intellectual Property means (i) inventions, whether or not patentable, whether or not reduced to practice, and whether or not yet made the subject of a pending patent application or applications, (ii) ideas and conceptions of potentially patentable subject matter, including, without limitation, any patent disclosures, whether or not reduced to practice and whether or not yet made the subject of a pending patent application or applications, (iii) national (including the United States) and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) and all rights therein provided by international treaties or conventions and all improvements to the inventions disclosed in each such patent or application, (iv) trademarks, service marks, trade dress, logos, trade names and corporate names, including all goodwill associated therewith and appurtenant thereto, whether or not registered, including all common law rights, and registrations and applications for registration thereof, including, but not limited to, all marks registered in the United States Patent and Trademark Office, the Trademark Offices of the States and Territories of the United States of America, and the Trademark Offices of other nations throughout the world, and all rights therein provided by international treaties or conventions, (v) copyrights (registered or otherwise) and registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions, (vi) computer software, including, without limitation, source code, operating systems and specifications, data, data bases, files, documentation and other materials related thereto, data and documentation, (vii) trade secrets and confidential, technical and business information (including ideas, formulas, compositions, inventions, and conceptions of inventions whether patentable or unpatentable and whether or not reduced to practice), (viii) whether or not confidential, technology (including know-how and show-how), manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (ix) copies and tangible embodiments of all the foregoing, in whatever form or medium, (x) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights, and (xi) all rights to sue or recover and retain damages and costs and attorneys' fees for present and past infringement of any of the foregoing.

                 SECTION 2.15  Other Interests.  Except as set forth in Section
2.15 of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or entity (other than investments in short-term investment securities).

                 SECTION 2.16  Labor Matters.  Except as set forth in Section
2.16 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is presently, nor has in the past been, a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries relating to their respective businesses except for any such proceeding which would not constitute a Material Adverse Effect.

                 SECTION 2.17 Brokers and Finders. No broker, finder or investment bank has acted directly or indirectly for the Company, nor has the Company incurred any obligation to pay any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby, other than First Analysis Securities Corporation ("First Analysis") the fees and expenses of which shall be borne by the Company. The Company has furnished to Purchaser a complete and correct copy of all agreements between the Company and First Analysis pursuant to which such firm would be entitled to any payment relating to the transactions contemplated by this Agreement.

                 SECTION 2.18 Opinion of Financial Advisor. Sanders has delivered its opinion, dated the date of this Agreement, to the Board to the effect that, as of such date, the cash consideration to be received in the Merger by the holders of Shares (other than holders of Shares who will retain Shares following consummation of the Merger) is fair from a financial point of view to such holders and such opinion has not been withdrawn or modified.

                 SECTION 2.19 Real Property and Leases. (a) The Company and each of its subsidiaries has sufficient title to all of its real properties and assets to conduct its businesses as currently conducted or as contemplated to be conducted.

                 (b) Each parcel of real property owned ("Owned Real Property") or leased by the Company or any of its subsidiaries (i) is specified in Section 2.19(b)(i) of the Company Disclosure Schedule, (ii) is owned or leased free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind (collectively, "Liens"), other than (A) Liens for current real estate taxes and assessments not yet past due, (B) inchoate mechanics' and materialmen's Liens for construction in progress, (C) workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course of business of the Company or such subsidiary consistent with past practice, (D) all Liens and other imperfections of title and encumbrances which would not constitute a Material Adverse Effect (collectively, "Permitted Liens"), and (E) Liens set forth on Section 2.19(b)(ii) of the Company Disclosure Schedule and (iii) is neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, has any notice been received by the Company stating that any such condemnation, expropriation or taking is proposed.

                 (c) All leases of real property leased for the use or benefit of the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party requiring rental payments in excess of $10,000 on an annualized basis during the period of the lease, and all amendments and modifications thereto are in full force and effect and have not been modified or amended (except as specified in Section 2.19(c) of the Company Disclosure Schedule) and there exists no default under any such lease by the Company or any of its subsidiaries, nor any event which with notice or lapse of time or both would constitute a default thereunder by the Company or any of its subsidiaries, except as would not constitute a Material Adverse Effect.

                 (d) Section 2.19(d) of the Company Disclosure Schedule sets forth a list of all leases and subleases (i) requiring rental payments in excess of $50,000 on an annualized basis and that have a term in excess of one year or (ii) which are material to the operations or business of the Company under which the Company or any of its subsidiaries is tenant, subtenant or sublandlord (the "Leases"), including the date of the Lease and the premises demised thereunder. True copies of the Leases have been delivered to Purchaser by the Company. No lessor or lessee under any Lease has exercised any option or right to (i) cancel or terminate such Lease, (ii) lease additional premises,
(iii) reduce or relocate the premises demised by such Lease or (iv) purchase any property.

                 (e) There are no pending or, to the Knowledge of the Company, contemplated zoning changes, "floor area ratio" changes, variances, special zoning exceptions, conditions or agreements affecting or which might affect any Owned Real Property. The Company has not transferred any development rights applicable to any Owned Real Property.

                 SECTION 2.20 Material Contracts. (a) Section 2.20(a) of the Company Disclosure Schedule lists each of the following contracts and agreements (including, without limitation, oral arrangements to the extent legally binding) of the Company and each of its subsidiaries (such contracts and agreements, together with all contracts and agreements disclosed in Section 2.14 of the Company Disclosure Schedule, being "Material Contracts"):

                        (i) each contract, agreement and other arrangement for the purchase of inventory, spare parts, other materials or personal property with any supplier or for the furnishing of services to the Company and each of its subsidiaries or otherwise related to the businesses of the Company and each of its subsidiaries under the terms of which the Company or any of its subsidiaries: (A) are likely to pay or otherwise give consideration (other than those contracts that may be canceled by the Company upon 30 days notice) of more than $250,000 in the aggregate during the fiscal year ended June 30, 1998 or
                 (B) are likely to pay or otherwise give consideration of more than $1,000,000 in the aggregate over the remaining term of such contract;


                       (ii) each contract, agreement and other arrangement for the sale of inventory or other personal property or for the furnishing of services by the Company or any of its subsidiaries which: (A) is likely to involve consideration of more than $250,000 in the aggregate during the fiscal year ended June 30, 1998 or (B) is likely to involve consideration of more than $1,000,000 in the aggregate over the remaining term of the contract;


                      (iii) all material broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing, consulting and advertising contracts and agreements to which the Company or any of its subsidiaries is a party;


                       (iv) all management contracts and contracts with independent contractors or consultants (or similar arrangements) to which the Company or any of its subsidiaries is a party and which are not cancelable without penalty or further payment in excess of $50,000 and without more than 90 days' notice;


                        (v) all contracts and agreements relating to indebtedness of the Company or any of its subsidiaries or to any direct or indirect guaranty by the Company or any of its subsidiaries of indebtedness of any other Person;


                       (vi) all contracts, agreements, commitments, written understandings or other arrangements with any Governmental Entity, to which the Company or any of its subsidiaries is a party;

                      (vii) all contracts and(agreements that limit or purport to limit the ability of the Company or any of its subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time; and

                    (viii) all other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company and its subsidiaries, taken as a whole, or the conduct of the business of the Company and its subsidiaries, taken as a whole, or the absence of which would constitute a Material Adverse Effect.

                 (b) Except as disclosed in Section 2.20(b) of the Company Disclosure Schedule, each Material Contract: (i) is legal, valid and binding on the Company or its respective subsidiary party thereto and, to the Knowledge of the Company, the other parties thereto, and is in full force and effect and
(ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 2.04 of the Company Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence. Neither the Company nor any of its subsidiaries is in breach of, or default under, any Material Contract.


                 (c) No other party to any Material Contract is, to the Knowledge of the Company, in material breach thereof or default thereunder.

                 (d) Except as disclosed in Section 2.20(d) of the Company Disclosure Schedule, there is no contract, agreement or other arrangement granting any Person any preferential right to purchase any of the properties or assets of the Company or any of its subsidiaries.

                 SECTION 2.21 Certain Business Practices. Neither the Company nor any of its subsidiaries nor any of their respective directors, officers, agents, representatives or employees (in their capacity as directors, officers, agents, representatives or employees) has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other party acting on behalf of or under the auspices of a governmental official or Governmental Entity, in the United States or any other country, which is in any manner related to the business or operations of the Company or any of its subsidiaries, that was illegal under any federal, state or local laws of the United States or any other country having jurisdiction; or (c) made any payment to any customer or supplier of the Company or any of its subsidiaries or any officer, director, partner, employee or agent of any such customer or supplier for the unlawful sharing of fees or to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, or engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent, in respect of the business of the Company and its subsidiaries.


                 SECTION 2.22  [Reserved]

                 SECTION 2.23 Customers and Suppliers. Neither the Company nor any of its subsidiaries has received written notice that any customer or supplier intends to cancel, terminate or otherwise modify any relationship with the Company, or any of its subsidiaries, which constitutes a Material Adverse Effect.

                 SECTION 2.24 Insurance. The Company and its subsidiaries have obtained and maintained in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms, with such deductibles and covering such risks, including fire and other risks insured against by extended coverage, as is customarily carried by reasonably prudent Persons conducting businesses or owning assets similar to those of the Company and its subsidiaries, and each has maintained in full force and effect liability insurance against claims for personal injury or death or property damage occurring in connection with the activities of the Company and its subsidiaries or any properties owned, occupied or controlled by the Company or any of its subsidiaries in such amount as is customarily carried by reasonably prudent Persons conducting businesses or owning assets similar to those of the Company and its subsidiaries. There is no material default with respect to any provision contained in any such policy or binder, nor has the Company or any of its subsidiaries failed to give any material notice or to present any material claim under any such policy or binders in due and timely fashion. There are no billed but unpaid premiums past due under any such policy or binder, the failure of which to be paid would result in the cancellation of such policy or binder. Except as otherwise set forth in the Company SEC Documents or in Section 2.24 of the Company Disclosure Schedule, (a) there are no outstanding claims in excess of normal retentions that are not covered under any such policies or binders and, to the Knowledge of the Company, there has not occurred any event that might reasonably form the basis of any claim in excess of normal retentions that is not covered against or relating to the Company or any of its subsidiaries that is not covered by any of such policies and binders; (b) no notice of cancellation or non-renewal of any such policies or binders has been received; and (c), except as set forth in Section 2.24 of the Company Disclosure Schedule, there are no performance bonds outstanding with respect to the Company or any of its subsidiaries.

                 SECTION 2.25 Vote Required. The only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and the Transactions is the affirmative vote of the holders of a majority of the outstanding Shares.

                 SECTION 2.26 Stock Retention and Voting Agreements. The individuals set forth on Schedule 2.26(a) to the Company Disclosure Schedule have, on the date hereof, entered into the Management Voting Agreement, pursuant to which such shareholders will retain stock or options in the Surviving Corporation as set forth in Section 1.07(c). The Company shall use all reasonable efforts to cause certain employees listed in Section 2.26(b) of the Company Disclosure Schedule to execute the Management Voting Agreement, pursuant to which such employees will agree to vote the Shares beneficially owned by such employees in favor of the Merger and the Transactions. Certain shareholders of the Company have, on or prior to the date hereof, entered into voting agreements with the Purchaser, substantially in the form as set forth as
Exhibit C-1 attached hereto (the "Voting Agreements").   The Company shall not
enter into any stockholders or voting agreement without the prior consent of Purchaser.

                                  ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF PURCHASER

                 Purchaser hereby represents and warrants to the Company as follows:

                 SECTION 3.01  Organization and Qualification.  Purchaser is
(a) duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (c) is in good standing and duly qualified to do business in each jurisdiction in which the transaction of its business makes such qualification necessary, except where the failure to be so organized, existing, qualified and in good standing or to have such power or authority would not materially restrict or prevent the consummation of the Transaction.

                 SECTION 3.02 Authorization and Validity of Agreement. Purchaser has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions in accordance with the terms hereof. The Board of Directors and Shareholders of Purchaser have duly authorized the execution, delivery and performance of this Agreement by Purchaser, and no other action or other proceedings on the part of Purchaser is necessary to authorize this Agreement or the Transactions. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming this Agreement constitutes the legal, valid and binding obligation of the Company, constitutes the legal, valid and binding obligation of Purchaser, enforceable against such Purchaser in accordance with its terms, except as enforcement thereof may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                 SECTION 3.03 Consents and Approvals. Neither the execution and delivery of this Agreement by Purchaser nor the performance of this Agreement by Purchaser or the consummation by Purchaser of the Transactions will require on the part of Purchaser or any of its affiliates any consent, approval, authorization or permit of, or filing with, or notification to, any governmental or regulatory authority, except (a) in connection with the applicable requirements of the HSR Act, (b) pursuant to the applicable requirements of the Securities Act and the SEC's rules and regulations promulgated thereunder, the Exchange Act and the SEC's rules and regulations promulgated thereunder and state takeover laws, (c) the filing and recordation of the Certificate of Merger pursuant to Delaware Law,
(d) as set forth in Section 3.03 of Purchaser's disclosure schedule delivered to the Company in connection with this Agreement (the "Purchaser Disclosure Schedule") or (e) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not restrict or prevent the consummation of the Transactions.

                 SECTION 3.04  No Violation.  Except as set forth in Section
3.04 of the Purchaser Disclosure Schedule, neither the execution and delivery of this Agreement by Purchaser nor the performance of this Agreement by Purchaser or the consummation by Purchaser of the Transactions will (a) conflict with or violate the Certificate of Incorporation or the By-Laws of Purchaser, (b) result in a violation or breach of, constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, cancellation or acceleration of, or result in the imposition of any lien, charge or other encumbrance on any assets or property of Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Purchaser is a party or by which Purchaser or any of its assets or properties are bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which consents have been obtained or which would not, individually or in the aggregate, materially restrict or prevent the consummation of the transactions contemplated hereby or (c) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.03 and this
Section 3.04 are duly and timely obtained or made, conflict with or violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser, except for such violations which would not, individually or in the aggregate, materially restrict or prevent the consummation of the Transactions.

                 SECTION 3.05 Disclosure Documents. No information supplied by or on behalf of Purchaser specifically for inclusion in the Company Statement or the Schedule 13E-3 will, at the respective times filed with the SEC, or at any time thereafter when the information included therein is required to be updated pursuant to applicable law, or, in the case of the Company Statement, at the date mailed to the Company's shareholders and at the time of the Shareholders' Meeting, contain any untrue statement of a material act or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Schedule 13E-3 will, when filed by Purchaser with the SEC, comply as to form in all material respects with the provisions of the Exchange Act and the SEC's rules and regulations promulgated thereunder.

                 SECTION 3.06 Financing. (a) At the Closing, Purchaser will have available $22,500,000 for purposes of consummating the Closing (the "Equity Financing"), reduced by an amount equal to the sum of (i) the number of Shares retained by management pursuant to the Management Voting Agreement multiplied by the Per Share Amount and (ii) the number of

Options retained by management pursuant to the Management Voting Agreement multiplied by the excess of the Per Share Amount over the exercise price of such Options.

                 (b) Purchaser has provided the Company with complete and correct copies of a letter from Donaldson, Lufkin & Jenrette Securities Corporation pursuant to which it has indicated that it is highly confident of its ability to underwrite in the public markets, senior notes of the Company in an aggregate amount of at least $75,000,000 to finance the Transactions. The financing to be provided pursuant to the foregoing arrangements is hereinafter referred to as the "Debt Financing". As of the date hereof, the highly confident letter relating to the Debt Financing has not been withdrawn.

                                   ARTICLE IV
                                   COVENANTS

                 SECTION 4.01 Conduct of the Business of the Company Pending the Merger. From the date hereof until the Effective Time, the Company shall conduct the business of the Company and each of its subsidiaries in all material respects only in the ordinary course consistent with past practice, shall use all reasonable efforts to preserve intact the business organization of the Company and its subsidiaries and keep available the services of their respective present key officers and employees (provided, however, that to satisfy the foregoing obligation, the Company shall not be required to make any payments or enter into or amend any contractual arrangements or understandings, except in the ordinary course of business consistent with past practice) and shall use all reasonable efforts to preserve the current relationships of the Company and each of its subsidiaries with customers and suppliers with which the Company or such subsidiary has significant business relations and, except as otherwise required by applicable law or as set forth in Section 4.01 of the Company Disclosure Schedule, the Company shall not, without the prior consent of Purchaser:

                 (a)      amend its Certificate of Incorporation or By-Laws;

                 (b) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of its capital stock, and not reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (other than pursuant to the Transactions);

                 (c) issue, grant, sell, dispose of, encumber or pledge or agree to or authorize the issuance, grant, sale, disposition, encumbrance of or pledge of any shares of, or rights of any kind to acquire any shares of, the capital stock of any class of or any other ownership interest in the Company or any of its subsidiaries (other than pursuant to the Transactions);

                 (d) acquire, sell, transfer, lease or encumber any material assets (including, without limitation any Lease) except in the ordinary course of business and consistent with past practice nor shall it permit its subsidiaries to do any of the foregoing under this clause (d);

                 (e) adopt a plan of complete or partial liquidation or adopt resolutions providing for the complete or partial liquidation, dissolution, consolidation, merger, restructuring or recapitalization of the Company or any of its subsidiaries;

                 (f) grant any severance or termination pay to, or enter into any employment agreement with, any executive officer or director of the Company or any of its subsidiaries, other than in the ordinary course of business and consistent with past practice;

                 (g) except in the ordinary course of business and consistent with past practice, increase the compensation payable or to become payable to its or its subsidiaries' officers or employees, enter into any contract or other binding commitment in respect of any such increase (other than pursuant to a Benefit Plan or policy or agreement existing as of the date hereof) to, or enter into any severance agreement with any director, executive officer or other employee of the Company or any of its subsidiaries or establish, adopt, enter into, make any new grants or awards under or amend, any Benefit Plan, except as required by applicable law, to maintain tax-qualified status or as may be required by any Benefit Plan as of the date hereof;

                 (h) settle or compromise any material claims or litigation or, except in the ordinary course of business and consistent with past practice, modify, amend or terminate any Material Contracts or waive, release or assign any material rights or claims, or make any payment, direct or indirect, of any material liability of the Company or any of its subsidiaries before the same becomes due and payable in accordance with its terms;

                 (i) take any action, other than in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including tax accounting policies and procedures); except as may be required by law or generally accepted accounting principles;

                 (j) make any Tax election or permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without prior notice to Purchaser, except in the ordinary course of business and consistent with past practice;

                 (k) with respect to the Company or any of its subsidiaries, (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof or any material amount of assets; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, except in the ordinary course of business and consistent with past practice; (iii) enter into any contract or agreement other than in the ordinary course of business and consistent with past practice (provided, that nothing contained in the Section 4.01 shall limit the Company's ability to negotiate or enter into an agreement with a certain potential customer of the Company on terms substantially similar to those previously outlined by the Company to Purchaser during the due diligence process); or (iv) except in accordance with the Company's approved capital budget, attached hereto as Exhibit 4.01(k)(iv), authorize any single capital expenditure which is in excess of $50,000 or capital expenditures which are, in the aggregate, in excess of $250,000 for the Company and its subsidiaries, taken as a whole;

                 (l) waive, modify, amend, terminate or surrender any Lease or exercise any option under any Lease or extend or renew any Lease, or

                 (m) authorize or enter into an agreement to do any of the foregoing.

                 SECTION 4.02 Access; Confidentiality. (a) From the date of this Agreement until the Effective Time, upon reasonable prior notice to the Company, the Company shall give Purchaser and its authorized representatives, and Persons providing or committing to provide financing for the Transactions and their representatives, reasonable access to its and its subsidiaries' officers, properties, books and records including, but not limited to, the right to conduct environmental sampling, testing or analysis, and shall furnish Purchaser and each of its authorized representatives with such financial and operating data and other information concerning the business and properties of the Company and its subsidiaries as Purchaser from time to time may reasonably request.

                 (b) Purchaser will hold and will cause its affiliates, agents and other representatives to keep all documents and information concerning the Company furnished to Purchaser or its representatives in connection with the Transactions confidential in accordance with a confidentiality agreement dated June 26, 1997, between the Company and a representative of Purchaser, which confidentiality agreement shall remain in full force and effect in accordance with its terms.

                 SECTION 4.03 Preparation of Company Statement; Shareholders' Meeting; Further Actions. (a) The Company shall file the Company Statement with the SEC. Purchaser shall cooperate with the Company in connection with the preparation of the Company Statement including, but not limited to, furnishing to the Company any and all information regarding Purchaser and any of its affiliates as may be required to be disclosed therein. The Company shall use its commercially reasonable efforts to cause the Company Statement to be mailed to the Company's shareholders as promptly as practicable after the date hereof.

                 (b) The Company shall as promptly as practicable notify Purchaser of the receipt of any comments from the SEC regarding the Transactions. All filings by the Company with the SEC and all mailings to the Company's shareholders in connection with the Transactions, including the Company Statement, shall be subject to the prior review, comment and approval of Purchaser (such approval not to be unreasonably withheld or delayed).





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
                 (c) In order to consummate the Merger, the Company, acting through the Board, shall, in accordance with applicable law and the Company's Certificate of Incorporation and By-laws, (i) duly call, give notice of, convene and hold an annual or special meeting of its shareholders as soon as practicable for the purpose of considering and taking action on this Agreement and the Merger (the "Shareholders' Meeting") and (ii) subject to its fiduciary duties under applicable law as advised in writing by outside counsel,
(A) include in the Company Statement the recommendation of the Board that the shareholders of the Company approve and adopt this Agreement and the Merger and
(B) use its best efforts to obtain such approval and adoption. At the Shareholders' Meeting, Purchaser shall cause all Shares then owned by it to be voted in favor of the approval and adoption of this Agreement and the Merger.

                 (d) Subject to the terms and conditions of this Agreement and applicable law, each of the parties shall act in good faith and use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions as soon as practicable, including such actions or things as any other party may reasonably request in order to cause any of the conditions to such other party's obligation to consummate the Transactions to be fully satisfied. Without limiting the foregoing, the parties shall (and shall cause their respective subsidiaries, and use commercially reasonable efforts to cause their respective affiliates, directors, officers, employees, agents, attorneys, accountants and representatives, to) consult and fully cooperate with and provide assistance to each other in (i) obtaining all necessary consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, or other permission or action by, and giving all necessary notices to and making all necessary filings with and applications and submissions to any court, administrative agency or commission or other governmental authority, or instrumentality, domestic or foreign (collectively, "Governmental Entity") or other Person or entity as soon as reasonably practicable after filing; (ii) making promptly its respective filings, and thereafter making any other required submissions, under, seeking early termination of any waiting period under, the HSR Act; (iii) providing all such information concerning such party, its subsidiaries and its officers, directors and affiliates and making all applications and filings as may be necessary or reasonably requested in connection with any of the foregoing; (iv) consummating and making effective the transactions contemplated hereby; and (v) in the event and to the extent required, amending this Agreement so that this Agreement and the Merger comply with Delaware Law. Prior to making any application to or filing with any Governmental Entity or other Person or entity in connection with this Agreement (other than filing under the HSR Act), each party shall provide the other party with drafts thereof and afford the other party a reasonable opportunity to comment on such drafts. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their commercially reasonable efforts to take all such action.

                 SECTION 4.04 Public Announcements. The Company and Purchaser will obtain the written consent of one another prior to issuing any press release or otherwise making any public statements with respect to the Transactions and shall not issue any such press release or make any public statement prior to obtaining such consent, except as may be required by applicable law or pursuant to the rules and regulations of the NASDAQ National Market (in which case the party making such release or announcement will provide prior notice thereof to the other party).

                 SECTION 4.05 Recapitalization. The Company shall cooperate with any reasonable requests of Purchaser or the SEC related to the reporting of the Transactions as a recapitalization for financial reporting purposes including, without limitation, to assist Purchaser and its affiliates with any presentation to the SEC with regard to such reporting and to include appropriate disclosure with regard to such reporting in all filings with the SEC and mailings to the shareholders of the Company made in connection with the Merger. In furtherance of the foregoing, the Company shall provide to Purchaser for the prior review of Purchaser's advisors any description of the Transactions which is meant to be disseminated.

                 SECTION 4.06 Acquisition Proposals. Neither the Company nor any of its subsidiaries shall, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the making of any proposal or offer from any Person relating to any acquisition or purchase of all or (other than in the ordinary course of business and not likely to interfere with the consummation of the Transactions) any portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any recapitalization, business combination, consolidation, merger, liquidation, dissolution or similar transaction with the Company or any of its subsidiaries or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would or could reasonably be expected to materially dilute the benefits to Purchaser of the Transactions (any communication with respect to the foregoing being an "Acquisition Proposal") or participate in any negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing; provided, however, that the Company may furnish information to (subject, in each case, to receipt by the Company of a confidentiality agreement on terms substantially similar to the agreement referred to in
Section 4.02(b)), and negotiate or otherwise engage in discussions with, any party who delivers a written Acquisition Proposal which was not solicited or encouraged after the date of this Agreement if the Board reasonably determines in good faith by a majority vote (i) after consultation with and receipt of advice from its outside legal counsel, that failing to take such action is reasonably determined to constitute a breach of the fiduciary duties of the Board under applicable Law, (ii) after consultation with and receipt of advice from a recognized investment banking firm, that such proposal is more favorable to the Company's shareholders from a financial point of view than the Transactions (including any adjustment to the terms and conditions proposed by Purchaser in response to such Acquisition Proposal), (iii) that sufficient commitments have been obtained with respect to such Acquisition Proposal that the Board reasonably expects a transaction pursuant to such Acquisition Proposal could be consummated and (iv) that such Acquisition Proposal is not subject to any regulatory approvals or other legal, financial or other restrictions that could reasonably be expected to prevent consummation. The

Company will immediately cease all existing activities, discussions and negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. From and after the execution of this Agreement, the Company shall immediately advise Purchaser orally and in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to any Acquisition Proposal (including the specific terms thereof and the identity of the other party or parties involved) and furnish to Purchaser within 24 hours of such receipt an accurate description of all material terms (including any changes or adjustments to such terms as a result of negotiations or otherwise) of any such proposal in addition to any information provided to any third party relating thereto. In addition, the Company shall immediately advise Purchaser, in writing, if the Board shall make any determination as to any Acquisition Proposal as contemplated by the proviso to the first sentence of this Section 4.06. Notwithstanding the foregoing, the Company shall be permitted to take such actions as may be required to comply with Rule 14e-2 of the Exchange Act.

                 SECTION 4.07 D&O Indemnification. (a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Purchaser shall cause the Surviving Corporation to indemnify and hold harmless each present and former officer and director of the Company (the "Indemnified Parties"), against all claims, losses, liabilities, damages, judgments, fines, fees, costs or expenses, including, without limitation, attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including, without limitation, this Agreement and the transactions and actions contemplated hereby and giving effect to the consummation of such transactions and actions), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the Certificate of Incorporation or By-Laws of the Company as in effect on the date hereof, including provisions relating to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation. Without limiting the foregoing, in the event that any claim, action, suit, proceeding or investigation is brought against an Indemnified Party (whether arising before or after the Effective
Time), the Indemnified Party may retain counsel satisfactory to such Indemnified Party and reasonably satisfactory to Purchaser and Purchaser shall, or shall cause the Surviving Corporation to, advance the fees and expenses of such counsel for the Indemnified Party in accordance with the Certificate of Incorporation or By-Laws of the Company in effect on the date of this Agreement.

                 (b)      [Reserved]

                 (c) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party, on or prior to the sixth anniversary of the Effective Time, the provisions of this
Section 4.07 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

                 (d) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 4.07, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 4.07.

                 SECTION 4.08 Fees and Expenses. (a) In the event the Merger is consummated, all costs and expenses incurred by each party hereto in connection with this Agreement and the Transactions (including, without limitation, fees and disbursements of counsel, financial advisors and accountants) which, in the case of the Company, shall not exceed $1,750,000, and in the case of Purchaser shall not exceed $1,750,000, shall be paid by the Surviving Corporation or the Surviving Corporation shall promptly reimburse such party, as the case may be.

                 (b) Notwithstanding anything contained herein to the contrary, in the event the Fee is required to be paid by the Company to Purchaser pursuant to Section 6.03, the Company shall simultaneously reimburse Purchaser for all costs and expenses incurred by Purchaser in connection with this Agreement and the Transactions (including, without limitation, fees and disbursements of counsel, financial advisors and accountants) in an amount not to exceed $1,750,000.

                 (c)      In all events other than those expressly described in
Section 4.08(a) and (b), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, fees and disbursements of counsel, financial advisors and accountants) shall be borne by the party which incurs such cost or expense, provided that all costs and expenses related to the preparation, printing, filing and mailing (as applicable) of the Schedule 13E-3, the Company Statement and all SEC and other regulatory filing fees incurred in connection with the Company Statement shall be borne equally by the Company, on the one hand, and Purchaser, on the other hand (subject, in the case of Purchaser, to reimbursement to the extent provided in Section 4.08(b)).

                 SECTION 4.09 Debt Financing. (a) Purchaser shall use its reasonable best efforts to assist the Company in obtaining the Debt Financing or other alternative financing on substantially comparable or more favorable terms. The Company shall use its reasonable best efforts to cooperate with Purchaser in the obtaining of the Debt Financing, including, without limitation, by participating in road shows and meeting with, and providing information to, potential sources of financing identified by Purchaser.

                 (b) The Company shall use its reasonable best efforts to obtain a revolving credit commitment (the "Revolver") from NationsBank, the terms of which shall be substantially similar to those in the term sheet previously forwarded to Purchaser.

                 SECTION 4.10 Preferred Stock. Provided that Purchaser shall have provided to the Company reasonably in advance of the first mailing to stockholders of the Company Statement the terms of the Mirror Preferred Stock, then, prior to the Effective Time, the Board of Directors of the Company shall take all necessary action to establish the terms of the Mirror Preferred Stock and file the certificate of designation with respect thereto with the Delaware Secretary of State, all in accordance with the applicable provisions of Delaware Law. The "Mirror Preferred Stock" shall be Preferred Stock of the Company, the terms of and certificate of designations of which shall be identical in all respects (except the name of the Company) to the terms of the Preferred Stock of the Purchaser and the certificate of designations therefor in effect immediately prior to the Effective Time.

                 SECTION 4.11 Schedule 13-E. As soon as practicable after the date of announcement of the execution of the Agreement, Purchaser shall file (separately, or as part of the Company Proxy Statement) with the SEC, the
Schedule 13E-3. Purchaser and the Company each agree to correct any information provided by it for use in the Schedule 13-E if and to the extent that it shall have become false or misleading in any material respect. Purchaser and the Company further agree to take all steps necessary to cause the Schedule 13-E as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review and comment on the Schedule 13-E prior to its being filed with the SEC.

                 SECTION 4.12 Certain Filings. The Company and Purchaser shall use their respective reasonable best efforts to take or cause to be taken, (i) actions necessary, proper or advisable by such party with respect to the prompt preparation and filing with the SEC of a Form S-4 registration statement (the "Registration Statement") if necessary, the Company Statement and the Schedule 13-E, (ii) such actions as may be required to have the Registration Statement declared effective if necessary under the Securities Act and to have the Company Statement cleared by the SEC, in each case as promptly as practicable, and (iii) such actions as may be required to have to be taken under state securities or applicable Blue Sky laws in connection with the issuance of the securities contemplated hereby.

                                   ARTICLE V
                                   CONDITIONS


                 SECTION 5.01 Conditions to the Merger. (a) The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

                        (i) Shareholder Approval. This Agreement and the Transactions shall have been approved and adopted by the affirmative vote of the shareholders of the Company to the extent required by Delaware Law and the Certificate of Incorporation of the Company;


                       (ii) No Order. No United States or state governmental authority or other agency or commission or United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which has the effect of making the acquisition of Shares or the Mirror Preferred by Purchaser or any affiliate illegal or otherwise restricting, preventing or prohibiting consummation of the Transactions;


                      (iii) HSR Act. Any applicable waiting period under the HSR Act relating to the Transactions shall have expired; and


                       (iv) Consents. All consents, approvals and licenses of any governmental or other regulatory body required in connection with the execution, delivery and performance of this Agreement and for the Surviving Corporation to conduct the business of the Company in substantially the manner now conducted, shall have been obtained, unless the failure to obtain such consents, authorizations, orders or approvals would not constitute a Material Adverse Effect after giving effect to the Transactions (including the Debt Financing); and


                        (v) Registration Statement. If necessary, the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

                       (vi) Debt Financing.  The Debt Financing shall have been
                 obtained.

                 (b) The obligation of the Company to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, unless waived by the Company:

                        (i) Accuracy of Representations and Warranties. All
                 representations and warranties made by Purchaser herein shall be true and correct in all material respects (except for representations qualified by materiality or Material Adverse Effect which shall be correct in all respects) at the Effective Time, with the same force and effect as though such representations and warranties had been made on and as of the

                 Effective Time, except for changes permitted or contemplated by this Agreement and except for representations and warranties that are made as of a specified date or time, which shall be true and correct in all material respects (except for representations qualified by materiality or Material Adverse Effect which shall be correct in all respects) only as of such specific date or time.

                        (ii) Compliance with Covenants. Purchaser shall have
                 performed in all material respects all obligations and agreements, and complied in all material respects with covenants, contained in this Agreement to be performed or complied with by it prior to or as of the Effective Time.

                        (iii) Officer's Certificates. The Company shall have
                 received such certificates of Purchaser, dated as of the Effective Time, signed by an executive officer of Purchaser to evidence satisfaction of the conditions set forth in this
                 Article V (insofar as it relates to Purchaser) as may be reasonably requested by the Company.


                 (c) The obligation of Purchaser to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, unless waived by Purchaser:

                        (i) Accuracy of Representations and Warranties. All
                 representations and warranties made by the Company herein, and made by each party (other than the Purchaser or its affiliates) in the Voting Agreements and the Management Voting Agreement, shall be true and correct in all material respects (except for representations qualified by materiality or Material Adverse Effect which shall be correct in all respects) as of the Effective Time, with the same force and effect as though such representations and warranties had been made on and as of the Effective Time, except for changes permitted or contemplated by this Agreement and except for representations and warranties that are made as of a specified date or time, which shall be true and correct in all material respects (except for representations qualified by materiality or Material Adverse Effect which shall be correct in all respects) only as of such specific date or time.


                       (ii) Compliance with Covenants. The Company shall have performed in all material respects all obligations and agreements, and complied in all material respects with covenants, contained in this Agreement to be performed or complied with by it prior to or as of the Effective Time.
                 Each party (other than the Purchaser or its affiliates) shall have performed in all material respects all obligations and agreements, and complied in all material respects with covenants, contained in the Voting Agreements and the Management Voting Agreement to be performed or complied with by each such party to or as of the Effective Time.

                      (iii) Officer's Certificates. Purchaser shall have received such certificates of the Company, dated as of the Effective Time, signed by an executive officer of the Company to evidence satisfaction of the conditions set forth in this
                 Article V (insofar as it relates to the Company) as may be reasonably requested by the Company.

                       (iv) Directors Resignations. All Directors of the Company other than Carl V. Rush, Jr. shall have tendered their resignations effective as of the Effective Time and shall have been replaced by nominees acceptable to Purchaser.

                        (v)  The Funded Debt of the Company and its
                 Subsidiaries determined on a consolidated basis in accordance with GAAP shall not exceed $35.6 million.

                       (vi) The Revolver shall be in full force and effect with adequate availability thereunder.

                      (vii) There shall not be instituted or pending (x) any action or proceeding by any Governmental Entity or (y) any action or proceeding by any other Person, in any case referred to in clauses (x) and (y), before any court or Governmental Entity that has reasonable likelihood of success notwithstanding the reasonable efforts of the Company and Purchaser to dismiss or otherwise terminate such action or proceeding (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger or seeking to obtain material damages or otherwise directly or indirectly relating to the Transactions, (ii) seeking to restrain or prohibit Purchaser's (including its Subsidiaries and affiliates) ownership or operation of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or to compel Purchaser or any of its Subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of Purchaser or any of its Subsidiaries or affiliates to effectively control the business or operations of the Company and its Subsidiaries, taken as a whole, or effectively to exercise full rights of ownership of the Shares or Mirror Preferred Stock, including, without limitation, the right to vote any Shares or Mirror Preferred Stock acquired or owned by

                 Purchaser or any of its Subsidiaries or affiliates on all matters properly presented to the Company's stockholders, or
                 (iv) seeking to require divestiture by Purchaser or any of its Subsidiaries or affiliates of any Shares or Mirror Preferred Stock, and no court, arbitrator or governmental body, agency or official shall have issued any judgment, order, decree or injunction, and there shall not be any statute, rule or regulation, that, in the sole judgment of Purchaser is likely, directly or indirectly, to result in any of the consequences referred to in the preceding clauses (i) through (iv);

                     (viii) The Rollover Shareholders shall have executed a stockholders agreement (the "Stockholders Agreement") in form and substance acceptable to Purchaser.

                       (ix) The holders of not more than 10% of the outstanding Shares shall have demanded appraisal of their Shares in accordance with Delaware Law;

                        (x) Purchaser shall be reasonably satisfied that the Merger will be recorded as a "recapitalization" for financial reporting purposes;

                       (xi) The certificate of designation for the Mirror Preferred Stock shall have been accepted for filing by the Delaware Secretary of State;

                      (xii) There will be no more than 7,871,875 shares outstanding, on a fully diluted basis (including, without limitation all Options, Warrants or any other ownership interest in the Company); and

                     (xiii) The Warrant obligations shall have been fully satisfied and the Warrants shall have been canceled in accordance with the terms of said Warrants.

                                   ARTICLE VI
                       TERMINATION, AMENDMENT AND WAIVER

                 SECTION 6.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, as the case may be, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholders of the Company:

                 (a) by mutual written consent duly authorized by the Board of Directors of each of Purchaser and the Company; or

                 (b) by Purchaser or the Company if (i) the Effective Time shall not have occurred on or before July 31, 1998; provided, however, that the right to terminate this Agreement under this Section 6.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any United States or state governmental authority or other agency or commission or United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which has the effect of making the acquisition of Shares or Mirror Preferred by Purchaser or any affiliate illegal or otherwise restricting, preventing or prohibiting consummation of the Transactions; or

                 (c) by either the Company or Purchaser, if Purchaser (in the case of termination by the Company), or the Company (in the case of termination by Purchaser) shall have breached in any material respect any of its obligations under this Agreement or any representation and warranty of Purchaser (in the case of termination by the Company) or the Company (in the case of termination by Purchaser) shall have been incorrect in any material respect when made or at any time prior to the Effective Time;

                 (d) by Purchaser if the Board of Directors of the Company shall have withdrawn or modified or amended, in a manner adverse to Purchaser, its approval or recommendation of this Agreement, the Merger or the Transactions or its recommendation that stockholders of the Company adopt and approve this Agreement and the Merger, or approved, recommended or endorsed any proposal for another transaction pursuant to any Acquisition Proposal, or shall have resolved to do any of the foregoing, or if the Company has failed to call the Company Stockholders Meeting or taken any action indicating it will not hold such meeting or failed as promptly as practicable after the Registration Statement is declared effective if necessary to mail the Company Statement to its stockholders or failed to include in such statement the recommendation referred to above;

                 (e) by the Company, upon approval of the Board, if prior to the Effective Time the Board of Directors of the Company shall have withdrawn or modified or amended, in a manner adverse to Purchaser, its approval or recommendation of this Agreement and the Merger or its recommendation that stockholders of the Company adopt and approve this Agreement, the Merger or the Transactions in order to permit the Company to execute a definitive agreement concerning a transaction pursuant to an Acquisition Proposal so long as the Board of Directors of the Company, after consultation with and receipt of advice from its outside legal counsel, determines in good faith that the failure to take such action will constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable laws, and provided that the Company shall be in compliance with
Section 4.06;

                 (f) by either the Company or Purchaser if, at a duly held stockholders meeting of the Company or any adjournment thereof at which this Agreement and the Merger is voted upon, the requisite stockholder adoption and approval shall not have been obtained.

         The party desiring to terminate this Agreement pursuant to Sections 6.01(b)-(f) shall give written notice of such termination to the other party in accordance with Section 7.02.

                 SECTION 6.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 6.01, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto, except (i) as set forth in Sections 4.02(b), 6.03 and 7.01 and this
Section 6.02 and (ii) nothing herein shall relieve any party from liability for any breach hereof.

                 SECTION 6.03 Fees. Notwithstanding the provisions of Section 4.08, in the event that:

                 (a)      this Agreement shall have been terminated pursuant to
Section 6.01(f) and within 12 months of any such termination the Company shall have entered into definitive documentation or consummated an agreement with respect to any Acquisition Proposal (whether received prior to or following such termination);

                 (b)      this Agreement is terminated pursuant to Section 6.01
(d) or 6.01(e), or

                 (c) this Agreement (i) is terminated pursuant to Section 6.01(b)(i), or Section 6.01(c) (in the case of a termination by Purchaser) and
(ii) within 12 months of any such termination the Company shall have entered into definitive documentation or consummated an agreement with respect to any Acquisition Proposal (whether received prior to or following such termination);

then, in any such event, the Company shall pay Purchaser (i) prior to such consummation or entering into of definitive documentation in the case of paragraph (a), (ii) prior to such withdrawal or modification in the case of termination pursuant to the Sections referred to in paragraph (b) or (iii) prior to the consummation of any such Acquisition Proposal in the case of paragraph (c), a fee of $4,000,000 (the "Fee").

                 (d) Upon the termination of this Agreement for any reason other than (i) a termination by either the Company or Purchaser pursuant to
Section 6.01(a), (ii) a termination by the Company pursuant to Section 6.01(c) or (iii) a termination that follows a failure of the conditions set forth in Sections 5.01(a)(ii), 5.01(a)(iii), 5.01(b), 5.01(c)(vii), 5.01(c)(viii),
5.01(c)(ix) or 5.01(c)(x) to be satisfied (provided, however, that the failure to satisfy any such condition shall not have resulted from the breach by the Company of any obligation under this Agreement or from any representation or warranty of the Company having been incorrect when made or at any time prior to the Effective Time), the Company shall reimburse Purchaser and its affiliates not later than two business days after submission of a demand thereof for 100% of their costs and expenses incurred in connection with this Agreement and the Transactions (including, without limitation, fees and disbursements of counsel, financial advisors and accountants) provided that the aggregate amount payable pursuant to this Section 6.03(e) shall not exceed $1,750,000.

                 SECTION 6.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made which would require further approval of the stockholders of the Company under applicable law without such further stockholder approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                 SECTION 6.05 Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.


                                   ARTICLE VII
                               GENERAL PROVISIONS

                 SECTION 7.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 6.01, as the case may be, except that the agreements set forth in Article I and Sections 4.07 and 4.08 shall survive the Effective Time indefinitely and those set forth in Sections 4.02(b), 6.02 and 6.03 and this
Section 7.01 shall survive termination indefinitely.

                 SECTION 7.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

         if to Purchaser:         Green I Acquisition Corp.
                                  c/o 399 Venture Partners, Inc.
                                  399 Park Avenue
                                  New York, New York  10043
                                  Facsimile No.: 212-888-2940
                                  Attention: Joseph M. Silvestri, Vice President
         with a copy to:          Morgan, Lewis & Bockius LLP
                                  101 Park Avenue
                                  New York, New York  10178
                                  Facsimile No.: 212-309-6273
                                  Attention:  Philip Werner, Esq.


         if to the Company:

                                  The GNI Group, Inc.
                                  2525 Battleground Road
                                  Deer Park, TX 77536
                                  Facsimile No.: 281-930-0355
                                  Attention: President

with a copy to:                   Bracewell & Patterson, LLP
                                  2900 South Tower Pennzoil Place
                                  700 Louisiana, 7th Floor
                                  Houston, Texas  77002
                                  Facsimile No.: 713-221-1212
                                  Attention: Rick Wittenbraker, Esq.

                 SECTION 7.03 Certain Definitions. For purposes of this Agreement, the term:

                 (a) "affiliate" of a specified Person means a Person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified Person;

                 (b) "beneficial owner" with respect to any Shares means a Person who shall be deemed to be the beneficial owner of such Shares (i) which such Person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) beneficially owns, directly or indirectly, (ii) which such Person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other Persons with whom such Person or any of its affiliates or associates or Person with whom such Person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Shares;

                 (c) "Benefit Plan" means any Plan, existing at the Effective Time or prior thereto, established or to which contributions have at any time been made by the Company, any of its subsidiaries, any ERISA Affiliate, or any predecessor of any of the foregoing, or under which any employee, former employee or director of the Company, any of its subsidiaries or any ERISA Affiliate or any beneficiary thereof is covered, is eligible for coverage or has benefit rights.

                 (d) "business day" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York;

                 (e) "Capital Lease" means a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

                 (f) "Capital Lease Obligation" means, with respect to any Person and a Capital Lease, the amount of the obligation of such Person as the lessee under such Capital Lease which would, in accordance with GAAP, appear as a liability on a balance sheet of such Person.

                 (g) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

                 (h) "Environment" means all air, surface water, groundwater, or land, including land surface or subsurface, including all fish, wildlife, biota and all other natural resources;

                 (i) "Environmental Claim" means any and all administrative or judicial actions, suits, orders, claims, liens, notices, notices of violations, investigations, complaints, requests for information, proceedings, or other communication (written or oral), whether criminal or civil, (collectively, "Claims") pursuant to or relating to any applicable Environmental Law by any person (including but not limited to any Governmental Entity, private person and citizens' group) based upon, alleging, asserting, or claiming any actual or potential (i) violation of or liability under any Environmental Law, (ii) violation of any Environmental Permit, or (iii) liability for investigatory costs, cleanup costs, removal costs, remedial costs, response costs, natural resource damages, property damage, personal injury, fines, or penalties arising out of, based on, resulting from, or related to the presence, Release, or threatened Release into the Environment, of any Hazardous Materials at any location, including but not limited to any off-Site location to which Hazardous Materials or materials containing Hazardous Materials were sent for handling, storage, treatment, or disposal;

                 (j) "Environmental Clean-up Site" means any location which is listed or proposed for listing on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System, or on any similar state list of sites requiring investigation or cleanup, or which is the subject of any pending or threatened action, suit, proceeding, or investigation related to or arising from any alleged violation of any Environmental Law;

                 (k) "Environmental Law" means any and all federal, state, local, provincial and foreign, civil and criminal laws, statutes, ordinances, orders, codes, rules, regulations, common law, Environmental Permits, policies, guidance documents, judgments, decrees, injunctions, or agreements with any Governmental Entity, relating to the protection of health and the Environment, worker health and safety, and/or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, or Release of Hazardous Materials, whether now existing or subsequently amended or enacted, including but not limited to: the Clean Air Act, 42 U.S.C. Section 7401 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C.
Section  9601 et seq.; the Federal Water Pollution Control Act, 33 U.S.C.
Section  1251 et seq.; the Hazardous Material Transportation Act 49 U.S.C.
Section 1801 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act 7 U.S.C. Section 136 et seq.; the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. Section 6901 et seq.; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Occupational Safety & Health Act of 1970, 29 U.S.C. Section 651 et seq.; the Atomic Energy Act of 1954, 42 U.S.C.
Section 2011 et seq; the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq.; Safe Drinking Water Act, 42 U.S.C. Section 300f et. seq. and the state analogies thereto, all as amended or superseded from time to time; and any common law doctrine, including but not limited to, negligence, nuisance, trespass, personal injury, or property damage related to or arising out of the presence, Release, or exposure to a Hazardous Material;

                 (l) "Environmental Permit" means any federal, state, local, provincial, or foreign permits, licenses, approvals, consents, variances, exemptions or authorizations required by any Governmental Entity under or in connection with any Environmental Law and includes any and all orders, consent orders or binding agreements issued or entered into by a Governmental Entity under any applicable Environmental Law;

                 (m) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder;

                 (n) "ERISA Affiliate" means any Person who is, or at any time was, a member of a controlled group (within the meaning of Section 412(n)(6) of the Code) that includes, or at any time included, the Company or any of its subsidiaries, or any predecessor of any of the foregoing;

                 (o) "Funded Debt" with respect to any Person means, at any time, without duplication, (a) its liabilities for borrowed money and its redemption obligations in respect of mandatorily redeemable preferred stock; (b) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the Ordinary Course of Business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property); (c) all Capital Lease Obligations of such Person; (d) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not such Person has assumed or otherwise become liable for such liabilities); (e) all its liabilities in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money); (f) Swap Obligations of such Person; and (g) any Guaranty of such Person with respect to liabilities of a type described in any of clauses (a) through (f) hereof.

                 (p) "Guaranties" by any Person means all obligations (other than endorsements in the Ordinary Course of Business of negotiable instruments for deposit or collection) of such Person guaranteeing, or in effect guaranteeing, any Funded Debt, cash dividend or other monetary obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, all obligations incurred through an agreement, contingent or otherwise, by such Person: (i) to purchase such Funded Debt or obligation or any property or assets constituting security therefor; (ii) to advance or supply funds for the purchase or payment of such Funded Debt or obligation; (iii) to lease property or to purchase securities or other property or services primarily for the purpose of assuring the owner of such Funded Debt or obligation of the ability of the primary obligor to make payment of the Funded Debt or obligation; or (iv) otherwise to assure the owner of the Debt or obligation of the primary obligor against loss in respect thereof. For the purposes of all computations made under this Agreement, a Guaranty in respect of any Funded Debt for borrowed money shall be deemed to be Funded Debt equal to the principal amount of such Funded Debt for borrowed money which has been guaranteed, and a Guaranty in respect of any other obligation or liability or any dividend shall be deemed to be Funded Debt equal to the maximum aggregate amount of such obligation, liability or dividend unless such Guaranty is limited.

                 (q) "Hazardous Material" means petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, lead or lead-containing materials, polychlorinated biphenyls; and any other chemicals, materials, substances or wastes in any amount or concentration which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous materials," "hazardous wastes," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "pollutants," "regulated substances," "solid wastes," or "contaminants" or words of similar import, under any Environmental Law;

                 (r) "Knowledge" means the actual knowledge, after due investigation, of the officers of the Company or any of its subsidiaries together with the persons listed in Section 7.03(r) of the Company Disclosure Schedule;

                 (s) "Material Adverse Effect" means any change or effect or any event or circumstance which, individually or when taken together with all other changes, effects, events or circumstances, is, or could reasonably be expected to be, materially adverse to the assets, liabilities, business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole;

                 (t) "Multiemployer Plan" means a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA with respect to which the Company or any ERISA Affiliate has an obligation to contribute or has or could have withdrawal liability under Section 4201 of ERISA.

                 (u) "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

                 (v) "Person" means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government;

                 (w) "Plan" means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen's compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, or whether for the benefit of a single individual or more than one individual including, but not limited to, any "employee benefit plan" within the meaning of Section 3(3) of ERISA.

                 (x) "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of a Hazardous Material into the Environment;

                 (y) "generally accepted accounting principles" means United States generally accepted accounting principles as in effect from time to time consistently applied.

                 (z) "Site" means any of the real properties currently or previously owned, leased or operated by the Company, any subsidiary of the Company, any predecessors of the Company or any such Subsidiary or any entities previously owned by the Company or any such Subsidiary, including all soil, subsoil, surface waters and groundwater thereat; and

                 (aa) "subsidiary" or "subsidiaries" of the Company, the Surviving Corporation, Purchaser or any other Person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

                 (bb) "Swap Obligations" means, with respect to any Person, payment obligations with respect to interest rate swaps, currency swaps and similar obligations obligating such Person to make payments, whether periodically or upon the happening of a contingency. For the purposes of this Agreement, the amount of any Swap Obligation shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such Swap Obligation had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such Swap Obligation provides for the netting of amounts payable by and to such Person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such Person, then, in each such case, the amount of such obligation shall be the net amount so determined.

                 SECTION 7.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

                 SECTION 7.05 Entire Agreement; Assignment. This Agreement, the Voting Agreements and the Management Voting Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that Purchaser may assign all or any of its rights and obligations hereunder to any affiliate or affiliates of Purchaser provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

                 SECTION 7.06 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 4.07 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

                 SECTION 7.07 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

                 SECTION 7.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any Delaware state or federal court. THE COMPANY AND PURCHASER KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (VERBAL OR WRITTEN) OR ACTION OF THE COMPANY OR PURCHASER.

                 SECTION 7.09 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                 SECTION 7.10 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                        GREEN I ACQUISITION CORP.


                                        By /s/ Joseph Silvestri
                                          ---------------------------
                                          Name:  Joseph Silvestri
                                          Title: Vice President


                                        The GNI Group, Inc.


                                        By /s/ Carl V. Rush, Jr.
                                          ---------------------------
                                          Name:  Carl V. Rush, Jr.
                                          Title: President & CEO

                     [SIGNATURE PAGE TO MERGER AGREEMENT]

                                    ANNEX C

                               SECTION 262 OF THE
                        DELAWARE GENERAL CORPORATION LAW

                                  SECTION 262

                        DELAWARE GENERAL CORPORATION LAW

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value the shareholder's stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock in deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss.251 (other than a merger effected pursuant to ss.251 (g) of this title), ss.252, ss.254, ss.257, ss.258, ss.263 or ss.264 of this title.

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss.251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

          a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

          b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

          c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

          d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to ss.228 or ss.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 120, L. '97, eff. 7-1-97.)

--------------------------------------------------------------------------------

                              THE GNI GROUP, INC.

          SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 23, 1998

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

    The undersigned hereby constitutes, appoints and authorizes G. Stacy Smith and Newton E. Dudney, M.D., as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to represent and to vote all shares of common stock of The GNI Group, Inc. ("GNI") held of record by the undersigned on June 11, 1998 at the Special Meeting of Stockholders to be held at the Four Seasons Hotel located at 1300 Lamar Street, Houston, Texas 77010, at 9:00 a.m., local time, on July 23, 1998, and at any adjournment(s) thereof, in accordance with the instructions noted below, and with discretionary authority with respect to such other matters, not known or determined at the time of solicitation of this Proxy, as may properly come before said meeting or any adjournment(s) thereof. Receipt of the notice of the meeting and the Proxy Statement dated June 23, 1998, is hereby acknowledged.

    THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS AND WILL BE VOTED IN ACCORDANCE WITH THE STOCKHOLDER'S SPECIFICATIONS HEREON. IN THE ABSENCE OF SUCH SPECIFICATIONS, THE PROXY WILL BE VOTED "FOR" THE PROPOSAL SET OUT BELOW.

To consider and vote upon a proposal recommended by the Board of Directors to approve and adopt a plan of merger in accordance with the Agreement and Plan of Merger dated February 12, 1998, as amended by the First Amendment to the Agreement and Plan of Merger dated June 17, 1998, between GNI and Green I Acquisition Corp. ("Green I") pursuant to which (i) Green I shall be merged with and into GNI with GNI being the surviving corporation, and (ii) each outstanding share of common stock, par value $0.01 per share, of GNI, will be canceled and converted automatically into the right to receive $7.00 in cash, payable to the holder thereof, without interest, other than 75,509 shares of GNI held by certain members of management of GNI, and other than shares held by stockholders who are entitled to and who have perfected their appraisal rights.

               [ ] FOR          [ ] AGAINST          [ ] ABSTAIN


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

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    IN THEIR DISCRETION, THE AFOREMENTIONED PROXIES ARE AUTHORIZED TO VOTE UPON
SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OF STOCKHOLDERS AND ANY ADJOURNMENT(S) THEREOF.

                                                Dated: __________________, 1998.


                                                ________________________________
                                                Signature of Stockholder

                                                ________________________________
                                                Signature of Stockholder

                                                * Please sign as name appears.
                                                Joint owners each should sign.
                                                When signing as attorney,
                                                trustee, administrator,
                                                executor, etc., please indicate
                                                your full title as such. If
                                                signor is a corporation, please
                                                give full corporate name by duly
                                                authorized officer. If a
                                                partnership, please sign in
                                                partnership name by authorized
                                                person.

                PLEASE DATE, SIGN AND MAIL YOUR PROXY PROMPTLY.
                         PLEASE DO NOT FOLD THIS PROXY.

--------------------------------------------------------------------------------